MIRGOR

Buenos Aires, april 12, 2004

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Special Counsel, Office of International Corporation Finance

Mirgor S.A.C.I.F.I.A.
Re: Rule 12g3-2(b) File N1 82-3941

Dear Sir or Madam:

On behalf of Mirgor S.A.C.I.F.I.A., enclosed please find one copy of the financial statements of Mirgor S.A.C.I.F.I.A. as of and for the nine month period of the fiscal year N° 33, ended on september 30, 2003, together with an English translation thereof. The enclosed information is being furnished to the Securities and Exchange Commission (the Commisision) pursuant to the exemption from the Securities Exchange Act of 1934 (the Exchange Act) afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Mirgor S.A.C.I.F.I.A. is subject to the Exchange Act.

Very truly yours,

Lic Roberto G. Vazquez
President

Guayaquil 4301 (B1766FJI) La Tablada - Buenos Aires - Tel.: 4454-2800/20 - Fax: (54-11) 4454-2829
Planta: Einstein 1111 (V9420) Río Grande - Tierra del Fuego - Tel.: 02964-432610
Planta: Camino a Despeñaderos Km. 6,5 Esq. Calle Río Tercero (5000) Córdoba - Tel.: 0351-494-0206/0120
VALEO JOINT VENTURE

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR

SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA,

INMOBILIARIA Y AGROPECUARIA

EINSTEIN 1111 - RIO GRANDE

TIERRA DEL FUEGO

FINANCIAL STATEMENTS FOR THE PERIOD BEGINNING

JANUARY 1, 2003, AND ENDED SEPTEMBER 30, 2003,

TOGETHER WITH THE LIMITED REVIEW

REPORT AND THE STATUTORY AUDIT COMMITTEE'S REPORT

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BOARD OF DIRECTORS

MIRGOR S.A.C.I.F.I.A.

CHAIRPERSON

Lic. Roberto Gustavo Vázquez

VICE-CHAIRPERSON

Mr. José Luis Caputo

DIRECTORS

Mr. Pablo Plesko
Mr. André Gold
Mr. Alejandro Carrera

ALTERNATE DIRECTORS

Dr. Diego García Villanueva
Mr. Bernard Clapaud
Mr. Jean Francois Vingre
Mr. Eduardo García Terán
Mr. Jorge Antonio Caputo

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

(Translation of the report originally issued in Spanish)

LIMITED REVIEW REPORT ON INTERIM FINANCIAL STATEMENTS

To the Chairman and Directors of
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

1. We have performed a limited review of the accompanying balance sheet of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria as of September 30, 2003, and the related statements of income, changes in shareholders' equity and cash flows for the nine-month period then ended. In addition, we have performed a limited review of the accompanying consolidated balance sheet of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and its subsidiary as of September 30, 2003, and the related consolidated statements of income and cash flows for the nine-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Company's Management.

2. Our review was performed in accordance with Technical Resolution No. 7 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) applicable to the limited review of interim financial statements. According to such standards, a limited review mainly consists in applying analytical procedures to accounting information and making inquiries of people in charge of accounting and financial issues. The scope of a review is substantially smaller than that of a financial statement audit, the purpose of which is to issue an opinion on the financial statements taken as a whole. Accordingly, we do not express such opinion.

3. As stated in note 11 to the accompanying financial statements, the Company and its subsidiary have tax credits and receivables from the Government, the recoverability of which is affected by the economic crisis referred to in such note. Furthermore, the Company is in the process of implementing the last of the agreement with the financial institutions. Such agreement had not been closed as of the date of issuance of this report. Therefore, the valuation and/or disclosure may differ from such stated in the financial statements mentioned in paragraph 1.

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4. As stated in note 1 to the accompanying financial statements and according to the regulations issued by the regulatory agency of business associations, the Company has not recognized the effects of changes in the currency purchasing power originated after March 1, 2003, which is required by the professional accounting standards effective in the City of Buenos Aires. Had such standards been applied, (a) the loss for the nine-month period then ended would have decreased by about 743,353, and (b) the balance of all accounts as of September 30, 2002, and December 31, 2002, presented for comparative purposes would have been restated to recognize the effects of changes in the currency purchasing power as from March 1, 2003.

5. The Company has prepared its financial statements as of September 30, 2003, giving effect to the criteria changes required by the new accounting standards mentioned in note 1 to the accompanying financial statements. As stated in such note, the figures included in the financial statements as of September 30, 2002, presented for comparative purposes, have not been modified to adapt them to the requirements of the new standards mentioned above, which affects the comparability of the accompanying financial statements.

6. Based on our review, (a) we have not become aware of any significant changes that should be made to the financial statements mentioned in paragraph 1 so that they may comply with the provisions of the Argentine Business Associations Law and the standards of the CNV (Argentine Securities Commission) and (b) except for what has been stated in paragraph 4 with respect to lack of recognition of the changes in the currency purchasing power after March 1, 2003, and its effects on the statements of income, changes in shareholders' equity and cash flows, as established by the professional accounting standards effective in the City of Buenos Aires, Argentina. This statement must be read taking into account the uncertainties described above in paragraph 3, the resolution of which cannot be determined as of the date of this report.

7. With respect to the financial position of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria, and of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and its subsidiary as of December 31, 2002, and to the statements of income, changes in shareholders' equity and cash flow of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria, and of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and its subsidiary for the nine-month period ended September 30, 2002, presented for comparative purposes, we report that:

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a) On March 10, 2003, we issued an audit report on the financial statements of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria, and of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and its subsidiary as of December 30, 2002. Such report included a qualification for an unresolved uncertainty related to the recoverability of the tax credits and of the receivables from the Federal Government and to the renegotiation of the company's financial payables. The accompanying balance sheets of the Company, and of the Company and its subsidiary as of December 31, 2002, include the effects of the criteria changes mentioned in paragraph 6, but do not take into account the effect of changes in the currency purchasing power as from March 1, 2003. We have not audited any financial statements as of any date and for any period subsequent to December 31, 2002.

b) On November 8, 2002, we issued a limited-review report on the financial statements of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria, and of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and its subsidiary for the nine-month period ended September 30, 2002. Such report included a qualification for an unresolved uncertainty related to the recoverability of the tax credits and of the receivables from the Federal Government and to the renegotiation of the company's financial payables. Furthermore, such financial statements have not be modified by Company management to incorporate the changes mentioned in paragraph 6 and do not take into account the effects of changes in the currency purchasing power as from March 1, 2003.

8. In compliance with current regulations, we further report that:

a) The financial statements mentioned in paragraph (1) are disclosed in the inventory and financial statements book.

b) The financial statements of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria as of September 30, 2003, result from books kept, in their formal respects, pursuant to current regulations, except as indicated in note 10.

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c) The information included in points 2 and 3 of the "Summary of events for the period ended September 30, 2003" presented by the Company to comply with the standards of the CNV (Argentine Securities Commission) arises from the accompanying financial statements as of September 30, 2003, and as of September 30, 2002, 2001, 2000 and 1999 (after their restatement in constant currency, as mentioned in note (1)), which are not included in the accompanying document, on which we have issued our limited-review reports dated November 8, 2002, November 9, 2001, November 8, 2000 and December 10, 1999, respectively, to which we refer and that should be read together with this report. Such information for the periods ended September 30, 2002, 2001, 2000 and 1999, was not modified by Company Management to incorporate the changes mentioned in paragraph 6, and additionally, does not consider the effects of changes in the currency purchasing power as from March 1, 2003.

d) As of September 30, 2003, liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Company's books, total ARS 105.884,30, none of which was due and payable as of that date.

City of Buenos Aires,
November 10, 2003

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. I Fo. 13

Adolfo Lázara (Partner)
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. LXIX Fo. 174

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

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MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

REGISTERED OFFICE: Einstein 1111 – Río Grande – Tierra del Fuego, Argentina

Main business: Manufacture of air conditioning equipment for vehicles.

Registration date with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the last amendment to of the articles of incorporation: August 22, 1997.

Expiry of the articles of incorporation: May 31, 2070

FISCAL YEAR No. 33 BEGINNING JANUARY 1, 2003,

SUMMARY OF EVENTS
For the period ended September 30, 2003
(Figures stated in pesos – see Note 1)

1. *OVERVIEW OF THE COMPANY'S ACTIVITIES DURING THE PERIOD*

Although the Argentine economy has improved, as well as industrial production indexes, which have had a lukewarm effect on car production, the Company's improvement is not in line with such economic improvement. In the year to date car plant production has increased by 3.7%, but such increase is caused by the improvement in exports to markets other than from the Mercosur.
In the first nine months of 2002 the Company exported 60% of its output, and in the same period of this year it has exported 63.8% of its output.

The steep drop in the domestic market that suffered the increase in the relative price of cars as compared to salaries after the 2002 devaluation has not reversed.

Based on the above, it is essential that the government interact with the private sector to establish industrial policies that will make this sector attractive against and that will enable car plants to modernize the product lines manufactured in Argentina.

The big Argentine-debt discussion and the lack of a clear horizon for this sector are the reasons for the lack of plans to launch new models. This poses a risk for the future export plans of the Argentine car plants.

However, we are moderately optimistic about the future, since there are plants that have presented new projects (Toyota and Peugeot), and a third plant that has announced its intention to produce a new model in 2006 (Volkswagen).

Within the context described above, car sales in the domestic market have increased by 23%, mainly due to the offers of Brazilian small cars which balance the increase in price in Argentine pesos due to the depreciation of the Argentine currency.

In September, the Argentine government, aware of the relative drop of Argentine cars in the share of sales, launched a new Boden plan for cars manufactured in Argentina.
The production plans of all plants have showed a small initial reaction that evidences the success of the Boden plan in its first weeks.

After comparing 2003 Q3 with 2002 Q3 we found that Mirgor sales, in units, decreased by 3.5% air conditioning/heating systems and increased by 36% in dashboard. Sales in Argentine pesos decreased by 15%, mainly due to the strong revaluation of the Argentine pesos over the last 12 months. Please note that imported products have a big effect on the costs and prices of Mirgor and that the depreciation from ARS 3.64 to USD 1 to ARS 2.81 to USD 1 brought about a decrease in the prices in local currency.

Another issue that had an effect on the drop was the different sales mix per customer. The type of products consumed by each of Mirgor's customers is very different, according to the requirements of each customer. This issue is reflected by the unit values and the Company's total sales.

The Company commenced to sell the new Corsa heating/air conditioning system. The purchase orders were received by the end of August.

Sales of condensers to Brazil are strong, even after the decrease in sales in that country. Our products are present in such market due to the competitiveness of our prices and the quality of our products.

Finally, in 2003 Q3, as compared to 2003 Q2, the Company has significantly reduced its operating loss mainly due to the current economic instability.

2. *EQUITY STRUCTURE* (figures related to the consolidated statements, stated in constant pesos – see note 1)

	09/30/2003	09/30/2002	09/30/2001	09/30/2000	09/30/1999
Current assets	61,808,100	76,198,084	77,864,874	103,043,904	107,445,504
Noncurrent assets	34,430,634	42,776,633	49,490,479	51,391,918	54,696,510
Total assets	96,238,734	118,974,717	127,355,353	154,435,822	162,142,014
Current liabilities	28,652,036	53,901,697	48,159,520	62,970,302	65,549,444
Noncurrent liabilities	12,989,443	3,801,068	-	-	-
Total noncurrent liabilities	41,641,479	57,702,765	48,159,520	62,970,302	65,549,444
Minority interest	3,864	3,667	5,652	5,702	222
Shareholders' equity	54,593,391	61,268,285	79,190,181	91,459,818	96,592,348
Total liabilities and Shareholders' equity	96,238,734	118,974,717	127,355,353	154,435,822	162,142,014

3. INCOME STRUCTURE (figures related to the consolidated statements and stated in constant pesos – see note 1)

	09/30/2003	09/30/2002	09/30/2001	09/30/2000	09/30/1999
Ordinary operating income (loss)	(813,803)	1,458,503	(2,163,808)	4,422,823	2,473,948
Financial expense	(1,008,297)	(13,830,974)	(3,638,815)	(4,927,876)	(3,433,842)
Other (expenses) / revenues	(1,607,943)	185,679	(703,954)	332,292	317,858
Income tax	(274,240)	-	-	-	-
Minority interest gain (loss)	(334)	1,846	(42)	114	303
Ordinary income (loss), net	(3,704,617)	(12,184,946)	(6,506,619)	(172,647)	(641,733)
Income (loss), net	(3,704,617)	(12,184,946)	(6,506,619)	(172,647)	(641,733)

4. STATISTICAL DATA (1)

Number of units	09/30/2003		09/30/2002		09/30/2001		09/30/2000		09/30/1999	
	Quarter	Accum	Quarter	Accum	Quarter	Accum.	Quarter	Accum.	Quarter	Accum
Production (2)	54,796	138,775	42,760	94,750	47,674	150,823	59,626	169,697	88,082	187,149
Sales (3)	55,553	134,833	21,068	47,257	15,141	54,682	55,468	124,230	60,011	109,994
- Local	22,175	56,673	21,068	47,257						
Equipment with air	10,518	25,177	10,894	23,493						
Equipment without air	6,678	18,578	6,524	14,199						
Dashboard	4,979	12,918	3,650	9,565						
- Exports	33,378	78,160								

(1) As from this fiscal year, ICSA discloses the units sold as statistical information.
(2) It includes the one related to Interclima S.A.
(3) The units sold among companies are not included.

5. RATIOS

	09/30/2003	09/30/2002	09/30/2001	09/30/2000	09/30/1999
Current ratio	2.16	1.41	1.62	1.64	1.64
Equity to debt ratio	1.31	1.06	1.64	1.45	1.47
Fixed asset-to-equity capital ratio	0.36	0.36	0.39	0.33	0.34

6. CHANGES IN THE MARKET PRICE OF SHARES

September 2003	September 2002	August 2003	August 2002	July 2003	July 2002
15.70	6.00	14.70	5.20	15.80	5.40

June 2003	June 2002	May 2003	May 2002	April 2003	April 2002
16.10	4.30	15.50	4.60	12.60	4.50

January 2003	January 2002	February 2003	February 2002	March 2003	March 2002
9.40	4.10	10.10	4.10	9.30	4.10

7. PERSPECTIVES

After several months of negotiation, Mirgor was able to launch its most important project, the new Corsa heating/ air conditioning system.

This improves our expectations for the coming year, even within an industry that may not present significant output increases.

In the short term we estimate that we will be able to increase sales in light of the Boden plan results, which have related in demand increases and the deferral of the vacation for our plant personnel.

The Company has drafted ambitious plans for the coming year in order to increase the business volume with its existing customers.

Buenos Aires, November 10, 2003.

MIRGOR S.A.C.I.F.I.A.

Lic. Roberto G. Vázquez
Chairman

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MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

FINANCIAL STATEMENTS RELATED TO FISCAL YEAR NO. 33 FOR THE NINE-MONTH PERIOD BEGINNING JANUARY 1, 2003, AND ENDED SEPTEMBER 30, 2003, PRESENTED COMPARATIVELY WITH THE PRIOR YEAR AND WITH THE SAME PERIOD THE PRIOR YEAR.

REGISTERED OFFICE: Einstein 1111 – Río Grande – Tierra del Fuego, Argentina

Main business: Manufacture of air conditioning equipment for vehicles.

Registration date with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the first amendment to the articles of incorporation: July 1, 1994.
- Of the last amendment to the articles of incorporation: August 22, 1997.

Registration number with the IGJ (regulatory agency of business associations): 40,071

Expiry of the articles of incorporation: April 13, 2070.

Parent company: disclosed in note 7 to the stand-alone financial statements.

Capital structure: see note 3 to the stand-alone financial statements.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

	PESOS
20,000,000 shares of common stock, face value, ARS 0.10 per share Subscribed, paid-in, issued, and registered with the Public Registry of Commerce	2,000,000

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2003, AND DECEMBER 31, 2002
Figures stated in pesos – See note 1

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash – Note 2	15,358,970	8,949,955
Short-term investments – Note 2	1,547	5,064,959
Trade receivables – Note 2	11,183,615	8,806,415
Taxes receivable – Note 2	286,620	1,076,940
Other receivables – Note 2	1,359,797	2,166,336
Inventories – Note 2	33,617,551	40,815,020
TOTAL CURRENT ASSETS	61,808,100	66,879,625
NONCURRENT ASSETS		
Other receivables – Note 2	4,257,973	5,039,934
Taxes receivable – Note 2	6,086,324	5,566,640
Intangible assets – Note 1(e)b	82,823	366,168
Property, plant and equipment – Note 1(e)a	24,003,514	27,485,463
TOTAL NONCURRENT ASSETS	34,430,634	38,458,205
TOTAL ASSETS	96,238,734	105,337,830

Notes 1 through 4 to the consolidated financial statements and notes 1 through 16 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2003, AND DECEMBER 31, 2002
Figures stated in pesos – See note 1

	2003	2002
LIABILITIES		
CURRENT LIABILITIES		
Payables		
Trade payables – Note 2	14,742,117	11,639,916
Salaries, payroll and other taxes payable – Note 2	2,264,101	1,480,776
Customer prepayments - Note 2	3,380,744	6,423,746
Loans – Note 2	7,936,708	9,457,954
Other	164,586	154,602
Total Liabilities	28,488,256	29,156,994
Provisions	163,780	1,042,593
TOTAL CURRENT LIABILITIES	28,652,036	30,199,587
NONCURRENT LIABILITIES		
Payables		
Customer prepayments	2,260,275	-
Loans – Note 2	10,729,168	16,836,705
TOTAL LIABILITIES	12,989,443	16,836,705
	41,641,479	47,036,292
Minority interest in subsidiaries	3,864	3,530
SHAREHOLDERS' EQUITY	54,593,391	58,298,008
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	96,238,734	105,337,830

Notes 1 through 4 to the consolidated financial statements and notes 1 through 16 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED STATEMENT OF INCOME FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1

	2003	2002
Net sales (including VAT benefits amounting to 9,007,533 and 11,083,109)	76,606,585	89,584,616
Cost of goods sold	(69,968,394)	(79,707,165)
GROSS REVENUES	6,638,191	9,877,451
Administrative expenses - Exhibit H	(5,969,963)	(6,638,124)
Selling expenses – Exhibit H	(1,449,998)	(1,748,790)
Other expense / income	(1,607,943)	185,682
Financial expense and holding losses		
From assets – Note 3	(4,416,742)	(2,885,673)
From liabilities – Note 3	3,408,445	(10,945,301)
Loss from long-term investments	(32,033)	(32,033)
Loss before income tax	(3,430,043)	(12,186,788)
Income tax	(274,240)	-
Loss after income tax	(3,704,283)	(12,186,788)
Minority interest in subsidiaries	(334)	1,846
(LOSS) INCOME FOR THE PERIOD	(3,704,617)	(12,184,942)

Notes 1 through 4 to the consolidated financial statements and notes 1 through 16 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1

	2003	2002
CHANGES IN CASH		
Cash at beginning of year	14,014,326	4,999,103
Cash at end of period	15,359,930	5,250,223
Cash (decrease) increase	1,345,604	251,120
SOURCES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Ordinary income (loss) for the period	(3,704,617)	(12,184,942)
Interest and foreign exchange difference accrued	(1,339,587)	1,315,751
Adjustments to reach net cash flows deriving from operating activities		
PP&E depreciation and intangible assets amortization	4,101,050	4,239,852
Minority interest	334	(1,846)
Allowance for impairment in value of inventories (net effect)	(704,087)	4,138,010
Loss from long-term investments	32,033	32,033
Loss from current investments	-	707
Contingency provision	(878,813)	1,274,913
Impairment in value of PP&E advances from exposure to inflation	1,618	707,138
Changes in operating assets and liabilities:		
Trade receivables	(2,377,200)	(2,381,410)
Inventories	7,901,556	(17,051,566)
Trade payables	3,102,201	6,825,276
Salaries, payroll and other taxes (net of receivables)	1,053,961	7,041,904
Customer prepayments	(782,727)	7,327,104
Other	1,564,944	986,176
Interest repayment	(1,884,240)	(1,734,471)
NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	6,086,426	534,629

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1

	2003	2002
INVESTMENT ACTIVITIES		
PP&E acquisition	(335,866)	(283,509)
NET CASH FLOW USED IN INVESTMENT ACTIVITIES	(335,866)	(283,509)
FINANCING ACTIVITIES		
Loan repayment	(4,404,956)	-
NET CASH FLOW USED IN FINANCING ACTIVITIES	(4,404,956)	-
NET CASH (DECREASE) INCREASE	1,345,604	251,120

Notes 1 through 4 to the consolidated financial statements and notes 1 through 16 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003

Figures stated in pesos – See note 1

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a) Applicable accounting standards

The financial statements as of September 30, 2003, and 2002, have been prepared following CNV (Argentine Securities Commission) General Resolution No. 368 guidelines, within effective professional accounting standards with the restrictions and additions provided for in Resolution No. 434, which amended Exhibit I to Book No. 7 "Informative System" of such resolution and the discontinuance of the effects of changes in the currency purchasing power set forth by CNV General Resolution No. 441, as indicated in note 1 to the basic financial statements.

b) Valuation and disclosure method summary

The valuation and disclosure methods used in the consolidated financial statements are similar to those disclosed in note 1 to the stand-alone financial statements, except for the valuation of interests in subsidiaries, which in the current statements have been incorporated line by line following the method of FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 4 as amended by FACPCE Technical Resolution No. 19 with the applicable deletions.

c) Consolidation bases

Following the procedure established in FACPCE Technical Resolution No. 4 amended by Technical Resolution No. 19, MIRGOR S.A.C.I.F.I.A. has consolidated its financial statements as of September 30, 2003, December 31, 2002, and September 30, 2002, as the case may be, line by line with those of its subsidiary, Interclima Sociedad Anónima, where it holds majority voting rights.

Corporate control is as follows:

Subsidiary	Interest in the common stock and voting rights as of 09/30/03	Period-end
Interclima Sociedad Anónima	99.9667%	09/30/03

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 - Continued

Figures stated in pesos – See note 1

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - Continued

d) Financial statements used in consolidation

To prepare the financial statements as of September 30, 2003, and 2002, Interclima Sociedad Anónima's financial statements as of September 30, 2003, and 2002, were used, which rely on the limited review report issued by Pistrelli, Henry Martin y Asociados S.R.L. and Henry Martin, Lisdero y Asociados, respectively, which have issued the related limited review report, with except-for qualifications and qualifications for unresolved uncertainties -dated November 10, 2003 and with qualifications for unresolved uncertainties dated November 8, 2002. The balance sheets as of December 31, 2002, have been audited by Henry Martín, Lisdero y Asociados, and such firm issued a report with "except for" qualifications and qualifications for unresolved uncertainties dated March 10, 2003.

e) Changes in significant assets

	09/30/03 ARS	12/31/02 ARS
a) PP&E		
Balance at beginning of year	27,485,464	38,586,113
Additions	335,866	530,341
Retirements (net of depreciation)	(111)	(6,395,002)
Depreciation	(3,817,705)	(5,235,989)
Balance at end of year	24,003,514	27,485,463

	ARS	ARS
b) Intangible assets		
Balance at beginning of year	366,168	774,116
Amortization	(283,345)	(407,948)
Balance at end of year	82,823	366,168

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 - Continued

Figures stated in pesos – See note 1

NOTE 2 – MAIN ACCOUNT BREAKDOWN

	09/30/03	12/31/02
ASSETS		
CURRENT ASSETS		
Cash		
On hand and imprest fund in Argentine currency	16,591	17,899
On hand in foreign currency	160,204	848,257
In banks in Argentine currency	6,490,066	7,789,049
In banks in foreign currency	8,692,109	294,750
	15,358,970	8,949,955
Short-term investments		
Securities and shares	587	591
Savings account and other in foreign currency	-	5,063,401
Savings account in Argentine currency and other	960	967
	1,547	5,064,959
Trade receivables		
Trade receivables	10,370,456	8,225,134
Trade receivables in foreign currency	898,746	666,395
Allowance for doubtful accounts	(85,587)	(85,114)
	11,183,615	8,806,415
Taxes receivable		
VAT credit	241,300	1,006,753
Other	45,320	70,187
	286,620	1,076,940
Other receivables		
Notes receivable	724,980	1,513,368
Interest to be accrued	(99,815)	(78,248)
Miscellaneous receivables	-	284,635
Other	734,632	446,581
	1,359,797	2,166,336

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 - Continued

Figures stated in pesos – See note 1

NOTE 2 - MAIN ACCOUNT BREAKDOWN - Continued

	09/30/03	**12/31/02**
Inventories		
Manufactured products	8,811,330	11,335,434
Raw material	25,868,641	31,804,395
Raw material in transit	4,239,479	3,303,341
Stock at end of period	38,919,450	46,443,170
Prepayments to vendors in Argentine currency	442,894	804,366
Prepayments to vendors in foreign currency	742,903	759,267
Allowance for impairment in value	(6,487,696)	(7,191,783)
	33,617,551	40,815,020
NONCURRENT ASSETS		
Other receivables		
Reimbursements in Argentine currency receivable	2,192,807	2,067,247
Notes receivable	2,356,185	3,410,035
Interest to be accrued	(291,126)	(469,490)
Other	107	32,142
	4,257,973	5,039,934
Taxes receivable		
Compulsory savings	7,842	7,900
VAT credit	3,336,901	2,984,289
Minimum presumed income tax	1,392,247	1,273,669
Promotional benefits receivable	901,009	925,103
Other	448,325	375,679
	6,086,324	5,566,640

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 - Continued

Figures stated in pesos – See note 1

NOTE 2 - MAIN ACCOUNT BREAKDOWN - Continued

	09/30/03	12/31/02
LIABILITIES		
CURRENT LIABILITIES		
Payables		
Trade payables		
In local currency	6,120,789	6,359,492
In foreign currency	8,621,328	5,280,424
	14,742,117	11,639,916
Salaries, payroll and other taxes		
Employee benefits	884,108	494,668
Taxes payable	1,379,993	986,108
	2,264,101	1,480,776
Customer prepayments		
In local currency	1,798,553	-
In foreign currency	1,582,191	6,423,746
	3,380,744	6,423,746
Loans		
Financial loans in local currency	3,826,534	4,948,206
Financial loans in foreign currency	4,110,174	4,509,748
	7,936,708	9,457,954
NONCURRENT LIABILITIES		
Payables		
Loans		
Financial loans in local currency	1,620,868	2,807,948
Financial loans in foreign currency	9,108,300	14,028,757
	10,729,168	16,836,705

Figures stated in pesos – See note 1

NOTE 3 – BREAKDOWN OF FINANCIAL INCOME (EXPENSE) AND HOLDING GAINS (LOSSES)

	09/30/03 Provided by		09/30/02 Provided by	
	Assets	Liabilities	Assets	Liabilities
	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain
Interest	522,269	(1,327,160)	60,371	2,288,352
Foreign exchange difference	(1,052,842)	4,343,290	(4,871,283)	(16,323,324)
Holding gains (losses) - Inventories	(3,945,806)		19,336,498	
Allowances / provisions	423,765		(3,255,784)	
Gain (loss) on exposure to inflation	(346,836)	392,315	(13,760,196)	3,089,671
Current investments and tax credits – Note 5(c)	(17,292)		(395,279)	
Subtotal	(4,416,742)	3,408,445	(2,885,673)	(10,945,301)
Total	(1,008,297)		(13,830,974)	

NOTE 4 – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

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EXHIBIT C

SHARES, DEBENTURES, OTHER SECURITIES ISSUED IN SERIES, AND INTEREST IN THE COMPANY FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003, PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

Figures stated in pesos – See Note 1(a)

	09/30/03													09/30/02
							Information on the issuer							
								Latest financial statements issued						
Securities name and features	Face values	Amounts	Cost values	Value by the equity method	Highest investment value	Book values	Main business	Date	Capital	Return for period	Equity	Interest % on capital stock		Book value
Current investments:														
BAESA	1.0	246	326,425			587								591
Total current investments						587								591
Companies under Law No. 19,550, Section 33 (subsidiaries and affiliates)														
INTERCLIMA Sociedad Anónima	1	11,996	8,815,917	10,846,308	107	10.846.415	Auto-part manufacturing and interchanges for air conditioning and heating equipment	09/30/03	12,000	1,003,850	11,604,798	99.97%		10,149,174
Total noncurrent investments						10,846,415								10,149,174
Total investments						10,847,002								10,149,765

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EXHIBIT H

INFORMATION REQUIRED BY LAW No. 19,550, SECTION 64 B(I) FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See Note 1(a)

	09/30/03				09/30/02
Accounts	Production costs	Administrative expenses	Selling expenses	Total	Total
Salaries and wages	3,210,827	1,923,112	335,573	5,469,512	5,956,556
Payroll taxes and employee benefits	684,057	514,487	77,776	1,276,320	1,316,245
Insurance	353,055	74,833	3,831	431,719	394,489
Fees and training expenses	138,590	277,743	2,407	418,740	490,758
Taxes, rates, and assessments	413,745	329,030	211,255	954,030	869,667
Other administrative expenses	-	1,168,067	-	1,168,067	1,752,141
PP&E depreciation	2,382,037	1,468,694	36,322	3,887,053	4,015,426
Intangible asset amortization	-	213,997	-	213,997	224,426
Other production expenses	1,106,743	-	-	1,106,743	1,298,926
Customs clearance and taxes	1,727,897	-	-	1,727,897	3,258,142
Shipping, handling and freight	5,958,376	-	363,467	6,321,843	7,626,462
Other selling expenses	-	-	419,367	419,367	555,338
Total 2003	15,975,327	5,969,963	1,449,998	23,395,288	
Total 2002	19,371,662	6,638,124	1,748,790		27,758,576

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BALANCE SHEET AS OF SEPTEMBER 30, 2003, AND DECEMBER 31, 2002

Figures stated in pesos – See note 1(a)

	09/30/03	12/31/02
ASSETS		
CURRENT ASSETS		
Cash – Note 2	12,377,968	8,140,586
Short-term investments – Note 2	1,547	5,064,959
Trade receivables – Note 2	10,274,235	8,120,841
Taxes receivable – Note 2	113,171	906,803
Other receivables – Note 2	1,339,237	1,864,324
Inventories – Note 2	31,345,410	38,774,595
TOTAL CURRENT ASSETS	55,451,568	62,872,108
NONCURRENT ASSETS		
Long-term investments	10,846,415	10,149,174
Taxes receivable – Note 2	2,732,579	2,643,206
Other receivables – Note 2	2,984,829	3,867,128
Property, plant and equipment	21,755,872	24,926,314
Intangible assets	52,188	266,185
TOTAL NONCURRENT ASSETS	38,371,883	41,852,007
TOTAL ASSETS	93,823,451	104,724,115

The accompanying notes 1 to 16 are an integral part of these financial statements.

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BALANCE SHEET AS OF SEPTEMBER 30, 2003, AND DECEMBER 31, 2002

Figures stated in pesos – See note 1(a)

	09/30/03	12/31/02
LIABILITIES		
CURRENT LIABILITIES		
Payables		
Trade payables – Note 2	13,102,329	10,190,234
Salaries, payroll and other taxes – Note 2	1,417,822	1,015,461
Loans – Note 2	7,936,708	9,457,954
Customer prepayments	3,380,744	6,423,746
Other – Note 2	239,234	1,459,414
Total Liabilities	26,076,837	28,546,809
Provisions	163,780	1,042,593
TOTAL CURRENT LIABILITIES	26,240,617	29,589,402
NONCURRENT LIABILITIES		
Payables		
Loans – Note 2	10,729,168	16,836,705
Customer prepayments	2,260,275	-
TOTAL NONCURRENT LIABILITIES	12,989,443	16,836,705
TOTAL LIABILITIES	39,230,060	46,426,107
SHAREHOLDERS' EQUITY	54,593,391	58,298,008
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	93,823,451	104,724,115

The accompanying notes 1 to 16 are an integral part of these financial statements.

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STATEMENT OF INCOME FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1(a)

	09/30/03	09/30/02
Net sales (including VAT benefits amounting to 9,007,533 and 11,083,109) – Note 5(e)	70,524,145	80,700,718
Cost of goods sold	(66,104,147)	(73,171,116)
GROSS REVENUES	4,419,998	7,529,602
Administrative expenses	(5,822,663)	(6,473,705)
Selling expenses	(1,420,570)	(1,731,160)
Other (expense) / income – Note 2	(1,070,537)	808,293
Financial income (expense) and holding gains (losses)		
From assets – Note 4	(3,830,122)	4,677,450
From liabilities – Note 4	3,322,034	(11,436,146)
Ordinary income (loss) from long-term investments	697,243	(5,559,276)
NET (LOSS) INCOME FOR THE PERIOD	(3,704,617)	(12,184,942)
NET (LOSS) EARNINGS PER SHARE – NOTE 14		
BASIC ORDINARY	(0.1852)	(0.6092)
DILUTED ORDINARY	(0.1852)	(0.6092)

The accompanying notes 1 to 16 are an integral part of these financial statements.

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STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1(a)

	09/30/03											09/30/02
							Appropriated retained earnings					
DETAIL	Capital stock	Capital stock adjustment	Noncapitalized contributions	Noncapitalized contribution adjustments	Issuance premiums	Total	Legal reserve	Other reserves (*)	Total	Unappropriated retained earnings	Total	Total
Balances at beginning of year	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	46,855,986	60,610,549	73,453,226
Balance modification-Note 15										(2,312,541)	(2,312,541)	
Modified balances at beginning of year	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	44,543,445	58,298,008	73,453,226
										(3,704,617)	(3,704,617)	(12,184,942)
Balances as of September 30, 2003	2,000,000	4,156,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	40,838,828	54,593,391	
Balances as of September 30, 2002	2,000,000	4,155,923	1,099	122	5,243,563	11,400,707	2,280,143	73,708	2,353,851	47,513,726		61,268,284

(*) See note 3(b)

The accompanying notes 1 to 16 are an integral part of these financial statements.

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STATEMENT OF CASH FLOWS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1(a)

	09/30/03	09/30/02
CHANGES IN CASH		
Cash at beginning of year	13,204,957	4,990,962
Cash at end of period	12,378,928	4,279,858
Cash (decrease) increase	(826,029)	(711,104)
SOURCES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Ordinary (loss) income for the period	(3,704,617)	(12,184,942)
Interest and foreign exchange difference accrued	(1,339,587)	1,315,751
Adjustments to reach net cash flows deriving from operating activities		
PP&E depreciation and intangible assets amortization	3,634,805	3,770,458
Allowance for impairment in value of inventories (net effect)	(700,813)	3,708,065
Loss from long-term investments	(697,243)	5,559,278
Loss from current investments	-	707
Contingency provision	(878,813)	1,274,913
Impairment in value of PP&E advances from exposure to inflation	1,585	701,092
Changes in operating assets and liabilities:		
Trade receivables	(2,153,394)	(1,726,664)
Inventories	8,129,998	(15,708,780)
Trade payables	2,912,095	5,458,704
Salaries, payroll and other taxes (net of receivables)	1,106,620	4,225,014
Customer prepayments	(782,727)	7,327,104
Other	185,701	(2,435,263)
Interest repayment	(1,884,240)	(1,734,471)
NET CASH FLOW (USED IN) PROVIDED BY OPERATING ACTIVITIES	3,829,370	(449,034)

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STATEMENT OF CASH FLOWS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD THE PRIOR YEAR

Figures stated in pesos – See note 1(a)

	09/30/03	09/30/02
INVESTMENT ACTIVITIES		
PP&E acquisition	(250,443)	(262,070)
NET CASH FLOW USED IN INVESTMENT ACTIVITIES	(250,443)	(262,070)
FINANCING ACTIVITIES		
Loan repayment	(4,404,956)	-
NET CASH FLOW USED IN FINANCING ACTIVITIES	(4,404,956)	-
NET CASH (DECREASE) INCREASE	(826,029)	(711,104)

The accompanying notes 1 to 16 are an integral part of these financial statements.

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NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a) Restatement in constant pesos

The financial statements recognize the effects of the changes in the currency purchasing power until February 28, 2003, following the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6 through the use of adjustment rates deriving from the domestic wholesale price index (domestic WPI) of the INDEC (Argentine Institute of Statistics and Censuses). Based on Executive Order No. 664/03 and CNV (Argentine Securities Commission) General Resolution No. 441, the Company stopped applying such method and, consequently, it did not recognize the effects of variations in the currency purchasing power occurred as from March 1, 2003. Under professional accounting standards this method is still effective. Accordingly, had the effects of the variations been recognized, (a) the company's shareholders' equity as of September 30, 2003, and the loss for the nine-month period then ended would have decreased by about ARS 505,644 and ARS 744,353, respectively; and (b) all the items as of September 30, 2002, and December 31, 2002, presented for comparative purposes, would have been restated to recognize the effects of the currency purchasing power as from March 1, 2003.

Under the abovementioned method, the accounting measurements were restated based on the changes in the purchasing power of the currency through August 31, 1995. As from such date, based on the economic stability conditions prevailing in Argentina and as required by CNV General Resolution No. 272 and accepted by professional accounting standards, the accounting measurements were not restated until December 31, 2001. Under CNV General Resolution No. 415, the restatement method was reinstated for periods as from January 1, 2002, considering the measurements taken before such date as stated in December 31, 2001, currency and, according to CNV Resolution No. 441, it was discontinued as from March 1, 2003.

Below is a summary of balance sheet and income statement data, restated in constant currency according to the method established in F.A.C.P.C.E. Technical Resolution No. 6 and required by the C.P.C.E.C.A.B.A. (Professional Council of Economic Sciences of the City of Buenos Aires).

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NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

	$
Total Current Assets	55,451,568
Total Noncurrent Assets	37,866,238
Total Assets	93,317,806
Total Current Liabilities	26,240,616
Total Noncurrent Liabilities	12,989,443
Total Liabilities	39,230,059
Shareholders' equity	54,087,747
Total	93,317,806
Net loss for the period	(2,961,264)

The information presented for comparative purposes related to the financial statements as of September 30, 2002, (statements of income, changes in shareholders' equity and cash flows) has been restated according to the IPIM variation from September 30, 2002, to February 28, 2003. However, the effects of the change in accounting standards have not been considered (see Note 1(b) and (c)).

b) New accounting standards applied to financial statements preparation and presentation

On January 14, 2003, the CNV issued General Resolution No. 434, effective for fiscal years beginning as from January 1, 2003, which adopted, subject to certain exceptions, the new accounting standards issued by the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires), which approved FACPCE Technical Resolutions Nos. 16 through 20, as amended by Resolutions CD Nos. 238/01, 243/01, 261/01, 262/01 and 187/02 and CPCECABA Resolution MD No. 32/02.

Such accounting standards introduced changes in the methods to measure the shareholders' equity and to determine income (loss), as well as new disclosure requirements. The changes that may be more relevant to the Company are: the determination of the current value of its tax credits, income tax quantification through the deferred tax method, restrictions on the recognition of intangible assets and other disclosure aspects, such as earnings per share, as explained in each related item.

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NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

The effects of the changes in the accounting standards at the beginning of the first year of their application have been retroactively booked, i.e. prior-year income (loss) have been affected, as indicated in note 15.

c) Accounting disclosure methods

As from this period, and as required by FACPCE Technical Resolution No. 8 (amended by F.A.C.P.C.E. Technical Resolution No. 19), the Company changed the presentation of comparative financial statements since, until the prior fiscal year, the comparison was made with the same prior-year period. Now the balance sheet is presented comparatively with that as of the last fiscal year-end (December 31, 2002) and the statements of income, changes in shareholders' equity and cash flows with those of the same period the prior year (September 30, 2002). Although new professional standards require adjusting the financial statements presented for comparative purposes to the new accounting standards adopted, based on practicality, timeliness, and balance between costs and benefits the Company's Management decided to disregard such effects as of September 30, 2002. Consequently, the information comparability is affected by such circumstance.

d) Valuation methods

The main valuation methods used to prepare the financial statements:

- Cash, current investments, trade receivables, other receivables and liabilities:

  In Argentine pesos: at nominal value at end of the period including, as the case may be, explicit and imputed interest accrued as of such dates, as the case may be, which has been determined by calculating the discounted value of cash flows, following the methods under CPCECABA Resolution MD No. 32/02, considering the present economic circumstances due to the current characteristics of the financial market, so the interest rate of Banco Nación Argentina applicable to savings accounts has been considered.

  In foreign currency: at nominal value in foreign currency plus explicit and imputed interest accrued as of period – end, converted at the exchange rates effective as of such dates to convert such transactions. The foreign exchange differences were charged to income for the fiscal period or year, as the case may be.

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

Other receivables and payables in local currency (except for deferred tax amounts): they have been valued at their estimated value deducted from the amount receivable or payable taking into account the methods under CPCECABA Resolution MD No. 32/02, as mentioned in the first paragraph (Cash, Trade Receivables, Other Receivables and Liabilities)

Credit risk: In its usual course of business the Company grants credit to customers, including car plants, that represent about 99% of the total sales. The company evaluates permanently the financial capacity of its customers in order to reduce the possible risk of significant losses due to bad debts.

Financial instruments: the Company does not use derivative financial instruments. Receivables and payables related to usual business transactions are valued as stated in the previous paragraphs and, in the opinion of the management of MIRGOR, such valuation does not differ from their current value.

- Inventories

Raw materials (including those in transit) were valued at replacement cost at end of the period, considering the cash prices for usual purchase amounts. In addition, imported goods are valued at replacement cost at the foreign exchange rate effective at end of the period.

The products manufactured were valued at cash reproduction cost at end of the period limited by the net realization value thereof.

- Long-term investments:

Companies subsidiaries and affiliates under Argentine Business Associations Law No. 19,550 section 33: at their equity value as set forth by Technical Resolution No. 5 of the FACPCE, as amended by Technical Resolution No. 19, which was calculated based on Interclima S.A.'s financial statements as of September 30, 2003, audited by Pistrelli, Henry Martin y Asociados S.R.L. on which, a limited review report was issued with except-for qualifications and qualifications for unresolved uncertainties dated November 10, 2003.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

On the other hand, the adjustments necessary to adopt the valuation methods used by the subsidiary to those used by the Company, including an increase in the market value of the former PP&E as compared to the books, which was included as investment value, were carried out upon calculating the value by the equity method.

Income from the interest in the subsidiary is included in a separate line in the statement of income. Refer to income tax paragraph b).

- PP&E

PP&E have been valued at cost restated to February 28, 2003, as mentioned in note 1(a), less the related accumulated depreciation. Depreciation is calculated applying constant rates on the basis of the estimated useful life of the related assets. The assets subject to lease have been included in this account.

The net book value of PP&E was reviewed to verify whether it has been impaired whenever there were events or changes in circumstances indicating that the value booked cannot be recovered. Should there be any hint and book values exceed the estimated recoverable value, the assets or activities generating cash would be reduced up to the recoverable amount. The PP&E recoverable amount is equivalent to the higher of net realization value end the value in use. Upon determining the value in use, a first comparison should be made with the estimated future cash flows without any deduction. Should the value of cash flows exceed its net realization value and be lower than the net book value, the discounted flow and the net realization value should be compared again to determine the PP&E recoverable value and determine the impairment in value to be booked, as the case may be. Losses from impairment in value are recognized in the statement of income.

- Intangible assets

Until December 31, 2002, research and development expenses and licenses related to new products were included in this item, valued at their replacement cost restated as of February 28, 2003, as mentioned in note 1(a), less the related accumulated amortization. These amounts are amortized applying constant rates to extinguish such values over a NINE-year period as from the launch of the new products, which will be amortized based on alternative a(2) set forth under section 8(2)3 of Technical Resolution No. 17, i.e. during the remaining useful life.

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

As from the effective date of the new technical resolutions mentioned in note 1(b), research and development expenses will be charged to income for the period in which they are incurred.

- Allowances:

a) Doubtful accounts: to offset and make trade receivables adequate on an individual analysis basis of those presenting uncollectibility rates.

b) Impairment in value: calculated on the basis of the recoverable value of deteriorated, obsolete or slow-moving items.

- Provisions:

Contingencies: see note 11.

- Shareholders' equity accounts:

Restated until February 28, 2003, in accordance with the method described in point (a) of this note, except for the "Capital stock – Face value" account, which was booked at original value. The adjustment resulting from the restatement as of August 31, 1995, and February 28, 2003, is disclosed in the "Capital stock adjustment" account.

- Statement-of-income accounts

Statement of income accounts for the period from January 1 to February 28, 2003, are adjusted up to the latter date. Transactions from March 1 to September 30, 2003, are restated at historical currency.

Income (loss) from long-term investments was calculated by the equity method using the Company's interest percentage on the subsidiary's income (loss) for the same period deducting intercompany gains (losses). In addition, this account includes the adjustments necessary to make the valuation methods of the abovementioned company consistent with those of the subsidiary.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

Financial income (expense) and holding gains (losses) include both foreign exchange differences, as well as gain (loss) from inventory holdings, interest, and gains (losses) from exposure to inflation.

Imputed financial components included in income-statement accounts were segregated.

- Income tax – Tax on minimum presumed income (TOMPI)

a- Status of Mirgor S.A.

During the current period, the Company did not accrue income tax since taxable income resulted in a NOL under current regulations.

As from this period and as a result of the implementation of the new accounting standards mentioned in paragraph (b) of this note, income tax is booked following the liabilities deferred tax method for all the temporary differences existing as of the balance sheet date between assets and liabilities tax bases and their amounts booked in these financial statements, as set forth under FACPCE Technical Resolution No. 17.

Deferred income tax assets are recognized whenever there are differences that reduced future taxes and accumulated prior-year NOLs that have not been used, to the extent that there could be taxable income available to be offset against them. The book value of deferred income tax assets is reviewed upon preparing the financial statements and it is reduced to the extent that there was no possibility of sufficient taxable income that could be fully or partially offset against deferred income tax assets.

Based on the enforcement entity's regulations, deferred income tax assets and liabilities have been valued at nominal value and quantified at the rates expected to be applied to the period in which assets are realized and liabilities are settled considering the regulations enacted as of the date of the financial statements, and they are disclosed in noncurrent liabilities or assets, as the case may be.

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

The professional accounting standards approved by the CPCECABA set forth that deferred taxes receivable and payable should be valued at their discounted value using market rates effective at end of the period or fiscal year. The effect of such discount on shareholders' equity as of September 30, 2003, and income (loss) for the nine-month period then ended has not been significant with respect to these financial statements, taking into account the comments below.

Considering that the Company carries NOLs for ARS 10,355,369, there is a deferred tax asset of ARS 3,624,378, the value of which has been impaired by 100%, taking into account the difficulties of the current market to guarantee the possibility to recover such assets, with taxable income.

Such deferred taxes expire as follows:

Year of origin	NOL	Deferred tax	Expiration year
1998	59,517	20,830	2003
2000	323,527	113,234	2005
2001	119,008	41,653	2006
2002	9,853,317	3,448,661	2007
Total	**10,355,369**	**3,624,378**	

During the period ended September 30, 2003, the TOMPI amount was higher than that of income tax. Accordingly, the accrual amounts to ARS 372,828, which was entered with a balancing entry in noncurrent tax credits.

b- Status of the subsidiary ICSA

Interclima S.A. has accrued income tax since it understands that the tax adjustment for inflation set forth in Income Tax Law should be applied taking into account Argentine current macroeconomic conditions.

The Company prepared and filed the 2002 income tax return, containing such adjustment, by which NOLs amounting to about ARS 5,200,000 were determined.

Figures stated in pesos – See Note 1.a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

Should the tax adjustment for inflation not be made, the Company would have determined income tax amounting to about ARS 384,342 (after computing prior-year NOLs) and ARS 274,331 for the current period.

Interclima S.A. filed a legal remedy to obtain judicial protection since it understands that due to the high inflation that affected fiscal year 2002, section 39 of Law No. 24,073 dated 1992 should be abrogated. This section established an index applicable to the tax adjustment for inflation amounting to 1.00 (one) and suspended the application of such adjustment on taxable income in practice, as it had been regulated within an economic context that differed completely from fiscal year's 2002. Consequently, these liabilities (ARS 658,673) have not been booked in the financial statements as of September 30, 2003, however, since this period the company considered such contingency for the evaluation of the investment. Since this is a change in the measurement criterion, such decreased value as of the beginning of the year (ARS 384,342) was considered an Adjustment to Prior-Year Income.

On July 17, 2003, the court hearing the case granted the precautionary measure requested by the company and ordering the Federal Company to refrain from commencing any administrative or legal proceeding or from filing any claim or making any request, as well as from applying any penalty based on the alleged prohibition to apply the adjustment for inflation.

c- Statement of cash-flows

Under FACPCE Technical Resolution No. 19, the statement of cash flows is included as an individual statement. The Company prepared such statement following the indirect methods on the basis of net income (loss) adding or subtracting, as the case may be, the accounts involved in the assessment thereof but not affecting the cash and changes in assets and liabilities as well as the net cash flow "provided by" or "used in" "investment" and "financing" activities. The Company has considered "Cash" to be formed by cash plus readily convertible investments (original placements of less than three months).

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 2 – MAIN ACCOUNT BREAKDOWN

	09/30/03	12/31/02
CURRENT ASSETS		
Cash		
On hand and imprest fund in Argentine currency	12,983	10,236
On hand in foreign currency	160,204	46,551
In banks in Argentine currency	3,512,672	7,789,049
In banks in foreign currency	8,692,109	294,750
	12,377,968	8,140,586
Short-term investments		
Securities and shares	587	591
Savings account and other in foreign currency	-	5,063,401
Savings account and in Argentine currency and other	960	967
	1,547	5,064,959
Trade receivables		
Trade receivables	10,359,822	8,205,955
Allowance for doubtful accounts	(85,587)	(85,114)
	10,274,235	8,120,841
Taxes receivable		
VAT credit	113,171	883,273
Other	-	23,530
	113,171	906,803
Other receivables		
Notes receivables	724,980	1,513,368
Interest to be accrued	(99,815)	(78,248)
Other	714,072	429,204
	1,339,237	1,864,324

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 2 – MAIN ACCOUNT BREAKDOWN - Continued

	09/30/03	12/31/02
Inventories		
Manufactured products	8,210,724	11,096,316
Raw material	24,485,206	30,047,273
Raw material in transit	3,707,511	2,915,940
Stock at end of period	36,403,441	44,059,529
Prepayments to vendors in Argentine currency – Note 8	422,070	785,426
Prepayments to vendors in foreign currency	648,713	759,267
Allowance for impairment in value	(6,128,814)	(6,829,627)
	31,345,410	38,774,595
NONCURRENT ASSETS		
Taxes receivable		
Compulsory savings	7,821	7,879
VAT credit	320,505	321,286
Minimum presumed income tax	1,392,247	1,273,669
Promotional benefits receivable – Note 5(c)	901,009	925,103
Other	110,997	115,269
	2,732,579	2,643,206
Other receivables		
Reimbursements in Argentine currency receivable – Note 5	919,770	926,583
Notes receivable	2,356,185	3,410,035
Interest to be accrued	(291,126)	(469,490)
	2,984,829	3,867,128
CURRENT LIABILITIES		
Payables		
Trade payables		
In local currency	5,612,233	5,307,147
In foreign currency	7,490,096	4,883,087
	13,102,329	10,190,234

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 2 – MAIN ACCOUNT BREAKDOWN – Continued

	09/30/03	12/31/02
Salaries, payroll and other taxes		
Employee benefits	829,483	468,278
Taxes payable	588,339	547,183
	1,417,822	1,015,461
Loans		
Financial loans in local currency	3,826,534	4,948,206
Financial loans in foreign currency	4,110,174	4,509,748
	7,936,708	9,457,954
Customer prepayments		
In local currency	1,798,553	-
In foreign currency	1,582,191	6,423,746
	3,380,744	6,423,746
Other payables		
Companies under Section 33, Law No. 19,550 (subsidiaries and affiliates) – Note 8	74,648	1,304,812
Other	164,586	154,602
	239,234	1,459,414
NONCURRENT LIABILITIES		
Loans		
Financial loans in local currency	1,620,868	2,807,948
Financial loans in foreign currency	9,108,300	14,028,757
	10,729,168	16,836,705

	09/30/03	09/30/02
OTHER EXPENSE / INCOME		
Inventory difference	(890,743)	-
Other	(179,794)	808,293
	(1,070,537)	808,293

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 3 – CAPITAL STRUCTURE – SHAREHOLDERS' EQUITY

a) Capital structure

As provided for in the amendments to the Company's articles of incorporation approved by the Special Shareholders Meeting held May 27, 1994, the Company's capital stock was increased from 3.20 to 2,000,000.

The capital stock is represented by 20,000,000, registered, subscribed, paid-in, book-entry shares of common stock, face value 0.10.

The Company's shares were converted into three classes as detailed below:

Class	
A	Entitled to three (3) votes each
B	Entitled to three (3) votes each
C	Entitled to one (1) votes each

Class A, B, and C shares are entitled to the same dividend collection rights.

The capital structure as of September 30, 2003, and 2002, was:

Class	Number
A	5,200,000
B	5,200,000
C	9,600,000
TOTAL	20,000,000

b) Other reserves - For future dividends

This account includes the decisions made by the Shareholders' Meetings held May 24, 1995, May 22, 1998, and April 29, 1999, approving the setting of reserves for future dividends in the amounts of 18,784,406, 7,693,924, and 8,353,403, respectively. The Board of Directors would thus be free to allocate such amounts to cash dividend payments, as deemed appropriate. On July 14, 1995, May 12, 1998, December 13, 1999, July 18, 2000, and December 15, 2002, the Board of Directors approved the payment of 9,368,077; 9,342,622; 3,846,962; 4,176,701; and 4,176,701, respectively.

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 4 – BREAKDOWN OF FINANCIAL INCOME (EXPENSE) AND HOLDING GAINS (LOSSES)

For the periods ended September 30, 2003, and 2002, this account breaks down as follows:

	09/30/03 Provided by		09/30/02 Provided by	
	Assets	Liabilities	Assets	Liabilities
	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain	(Expense)/(loss) Income/gain
Interest	535,530	(1,302,567)	60,988	2,288,981
Foreign exchange difference	(769,985)	4,268,165	(4,158,838)	(16,169,846)
Holding gains (losses) - Inventories	(3,743,796)		18,953,761	
Allowances / provisions	425,829		(2,972,383)	
Gain (loss) on exposure to inflation	(260,408)	356,436	(6,810,799)	2,444,719
Current investments and tax credits – Note 5(c)	(17,292)		(395,279)	
Subtotal	(3,830,122)	3,322,034	4,677,450	(11,436,146)
Total	(508,088)		(6,758,696)	

NOTE 5 – TAX SYSTEM

Due to the goods and operations carried out in the Province of Tierra del Fuego the Company has been included in the following systems:

- Industrial promotion system under Law No. 19,640 of 1972 to operate in the Province of Tierra del Fuego. In this sense, the Company is entitled to certain tax and customs benefits through 2013. Such benefits include:

  a) Income tax: The Federal Executive issued Decree No. 1,395/94 whereby, as from September 1, 1994, 85% (see effect of Presidential Decree No. 615/97) of the price paid by customers out of the earnings related to the Province of Tierra del Fuego would be income-tax exempt (whose rate is 35%).

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 5 – TAX SYSTEM – Continued

b) Value-added tax (VAT): as from April 1995, the Company's sales would be subject to 21% VAT to be charged to the customers of Mirgor S.A.C.I.F.I.A.

   Presidential Decree No. 1,395/94 provided that presumed VAT credits computable as from September 1, 1994, would be equivalent to the amount resulting from applying the VAT rate on 61.11% (see effect of Presidential Decree No. 615/97) of the net sales price to customers. Therefore, the tax obligation shrank by 8% thereof as from April 1995.

c) Under Law No. 23,697, the Federal Government suspended the tax benefits during 1989 and 1990. Thus, the Company made payments on account of capital tax and VAT which, under such law, would be reimbursed to the Company through negotiable tax credit certificates.

   DGI (Argentine tax bureau) General Resolution No. 3,838/94 provided for the procedure to obtain the tax credit certificates mentioned above. The Company booked such credits in the amount of 1,511,787.90 based on the difference of the amount originally booked and that requested on July 27, 1995, under the valuation methods disclosed in the resolution.

   On September 17, 1996, the DGI issued an opinion recognizing a larger amount in favor of the Company (2,194,141.37) (un-restated historical value) as a result of the adjustment rate for the prior month used by the Company in the original filing. In addition, the Company booked a 148,853.37 (un-restated historical value) credit related to the reimbursement of VAT – Vendors to be requested under the VAT on exports recovery system.

   Considering that, on May 2, 1996, the Ministry of Economy issued Resolution No. 580/96 and that the credits are previous to April 1, 1991, the Company decided to book the recognized credit at the listed price effective as of each period-end of BOCONS (Debt Consolidation Bonds) issued under Law No. 23,982, as supplemented.

   On May 19, 1997, the DGI provisionally recognized the amount indicated above.

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 5 – TAX SYSTEM – Continued

d) Customs duties (amounting to about 15% for the Company) and the statistical rate (equivalent to 3%) of all imported inputs used for operation in Tierra del Fuego which, under the benefits granted by Law No. 19,640, are not paid by the Company.

e) The amounts saved by the Company considering the items mentioned in points (b) and (d) are:

	Periods ended	
	September 30, 2003	September 30, 2002
Value-added tax	9,007,533	11,083,109
Customs duties and statistical rate (approximate amounts)	5,831,482	6,817,688

Although the Tierra del Fuego location provides the Company with certain promotional benefits, as described above, such situation means incurring increased costs such as: salaries, communications, freight, leases and trips, among others.

Presidential Decree No. 615/97 dated July 7, 1997, amending Presidential Decree No. 1,395/94 reinstated certain tax benefits granted under Industrial Promotion Law. Based on such decree, the presumed VAT credit computable as from August 1, 1997, is equivalent to the amount resulting from applying the VAT rate (effective at the time of sale) on the net sale price to the customer. In addition, the income tax method was amended as well since the sales carried out from the Province of Tierra del Fuego to the Argentine continental territory are 100% income-tax exempt, as provided for in Law No. 19,640, Section 4(a).

Considering the benefits deriving from this note, the Company does not need to meet additional requirements, except for performing the related activities in Tierra del Fuego.

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 - Continued
Figures stated in pesos – See Note 1.a)

NOTE 5 – TAX SYSTEM – Continued

As regards the rebates to be collected in Argentine currency on account of exports from the mainland to the Tierra del Fuego island, owing to delays in payment by the Federal Government, the Company filed a series of requests with the Customs Authority (Promotional Systems Section) to collect such amounts. As of the date of issuance of these financial statements, although unfavorable administrative resolutions were issued, the Company's legal counsel understands that the transactions carried out by virtue of Law No. 19,640 and, therefore, the collection of rebates set forth by regulations is applicable. Such unfavorable resolutions were challenged; thus, the proceedings are in the Customs Legal and Technical Department in order to issue an opinion thereon.

- Competitiveness: established by Presidential Decree No. 730/01 to improve competitiveness and foster employment in Argentina. The main benefits established by the companies adhering to such system are:
  a) Full corporate indebtedness tax exemption;
  b) Full TOMPI exemption;
  c) Computation as VAT credit of the amounts paid on account of employer contributions to the SUSS (Single Social Security System).

  The benefits mentioned in (a) have been effective since August 31, 2001; those in (b) and (c) have been effective since July 1, 2001. In the case of (a) and (b), the benefits will remain in effect through June 30, 2003, while those under (c) ended on November 30, 2001.

NOTE 6 – MAJOR CUSTOMERS AND LICENSE AGREEMENTS

For the years ended September 30, 2003, and 2002, the Company's sales to its most important customers were:

	2003	2002
Volkswagen Argentina S.A.	54%	56%
Renault Argentina S.A.	17%	8%
General Motor Argentina	12%	14%
Mercedes Benz	7%	6%
Peugeot Citroen Argentina S.A.	7%	8%

A significant portion of the Company's products are carried out under license agreements executed with Valeo Thermique Habitacle.

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 7 – PARENT COMPANY

Parent Company: Il Tevere S.A.
Registered office: Paseo Colón 221, Piso 2 – Buenos Aires
Main business: holding company
Voting rights: 76.47%
Shareholdings: 52%

On July 15, 1996, the transfer of 40% of Il Tevere S.A.'s shares in favor of Valeo Climatisation, indirect shareholders of 20.8% of the capital stock and 30.59% of the voting rights of MIRGOR S.A.C.I.F.I.A. On March 6, 1998, 10% of the shares of Il Tevere S.A. was transferred to Valeo Climatisation; thus the interest in MIRGOR S.A.C.I.F.I.A. was increased to 26%.

NOTE 8 – TRANSACTIONS WITH COMPANIES UNDER LAW No. 19,550, SECTION 33 (SUBSIDIARIES AND AFFILIATES)

During the course of the fiscal years ended September 30, 2003, and 2002, the Company performed merchandise purchase transactions and other transactions with its subsidiary in the amount of ARS (1,471,082) and ARS (673,017), respectively.

On August 20, 1998, the Company's Board of Directors decided to make irrevocable contributions on account of future capital increases totaling 3,000,000 in INTERCLIMA S.A. through part of the receivable from such company.
In addition, on November 29, 1999, the Company's Board of Directors decided to make another irrevocable contribution on account of future capital increases in the amount of 4,500,000 in INTERCLIMA S.A. through the receivable from such company.

As of September 30, 2003, and December 31, 2002, the balances in favor of MIRGOR and/or INTERCLIMA S.A. amounted to:

	2003	2002
Prepayments to vendors – Current	-	49,476
Other payables – Current	(74,648)	(1,304,812)
Total	(74,648)	(1,255,336)

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 9 – INCOME TAX WITHHOLDING ON DIVIDENDS

When dividends are paid in excess of taxable income as provided for in Income Tax Law, a single and definitive 35% amount shall be withheld. Based on the unnumbered section subsequent to Section 69 of Income Tax Law, the Company need not withhold any amount on such account.

NOTE 10 – STAMPED AND SEALED BOOKS

The books which were stamped and sealed after the related transactions are:

Journal No.	Stamped and sealed	Period transactions
37	February 21, 2003	07/01/02 to 08/28/02
38	February 21, 2003	08/28/02 to 09/30/02
39	March 11, 2003	10/01/02 to 11/22/02
40	March 11, 2003	11/23/02 to 12/31/02
41	May 6, 2003	01/01/03 to 02/28/03
42	July 1, 2003	02/28/03 to 04/14/03
43	July 1, 2003	04/14/03 to 05/30/03
44	July 23, 2003	05/30/03 to 07/22/03
45	July 23, 2003	07/22/03 to 09/02/03
46	September 22, 2003	09/02/03 to 09/30/03

NOTE 11 – RECENT SIGNIFICANT ECONOMIC EVENTS

Since early December 2001, Argentine authorities implemented a number of monetary and foreign exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade and other authorized transactions, which in some cases are subject to the approval from the BCRA (Central Bank of Argentina). Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Public Emergency and Foreign Exchange System Reform Law No. 25,561, which introduced dramatic changes to the economic model implemented until that date and that amended Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the medium term.

NOTE 11 – RECENT SIGNIFICANT ECONOMIC EVENTS - Continued

Presidential Decree No. 71/2002 and BCRA Communiqué "A" 3,425, as amended, established an "official" foreign exchange system, mainly for exports, certain imports, and bank debts, and a "freely-floating" foreign exchange market for the rest of the transactions. The "official" exchange rate was fixed at ARS 1.4 to USD 1, and the "freely-floating" exchange rate as of the closing of business of the first day the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), ranged from ARS 1.60 to ARS 1.70 to USD 1 (selling rate).

Other regulations were issued subsequently, which further amended the new regulations then in effect, such as: consolidation of exchange markets into a "free" market; de-dollarization of U.S. dollar-denominated deposits with Argentine financial institutions at the ARS 1.40-to-USD 1 exchange rate, and of all U.S. dollar-denominated obligations assumed as of January 6, 2002, in Argentina at the ARS 1-to-USD 1 exchange rate; de-dollarization of utility rates which were formerly agreed upon in US dollars, and subsequent renegotiation thereof on a case-by-case basis; prior authorization from the B.C.R.A. to transfer funds abroad to service the principal and interest of financial loans; suspension of unjustified dismissals, to expire in early 2003; and suspension of dissolution causes due to loss of capital stock and mandatory reduction thereof provided by Argentine Business Associations Law.

Upon preparing the financial statements, Management especially took into account Presidential Decrees Nos. 214/2002, 410/2002 and Resolution (A) 3,561 of the BCRA (amending Resolution (A) 3,507) regarding the currency to settle liabilities in U.S. dollars. However, the abovementioned regulations give rise to different interpretations regarding the method used to determine the liabilities that became subject to the conversion into pesos. In this regard, as of the issuance date of these financial statements, the Company closing (signing final agreement) the last of the contracts.

Taking into account the comments in the previous paragraphs and considering the development expected for negotiations with financial institutions, the Company's Management decided to book a reserve for financial contingencies amounting to ARS 163,780, which should not differ significantly from expected final income (loss). Such contingency has been booked in income (loss) for the year 2002 and included in financial income (expense) and holding gains (losses) -actual interest-, with contra to contingency provisions in current liabilities.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 11 – RECENT SIGNIFICANT ECONOMIC EVENTS - Continued

At the same time, the Company and its subsidiary carry tax credits, reimbursements receivable and other receivables from Government amounting to ARS 8.3 million disclosed in noncurrent assets, the future recoverability of which depends both on the Government's possibilities to revert the declaration of its payment default and the generation of taxable income, which are affected by the Argentine market uncertainty in general.

NOTE 12 – BANK LOANS – RESTRICTION ON EARNINGS ALLOCATION

The Company was granted a loan by Citibank N.A. amounting to USD 840,000, over a 28-month term. Interest will be paid at LIBOR plus a monthly 6% spread p.a. and from Banco Francés BBVA amounting to USD 1,000,000 to be paid in 14 monthly installments with interest at LIBOR over 30 days plus 500bp. These loans taken by the Company imply that it should meet certain terms and conditions, especially those related to keeping some ratios in its quarterly financial statements, especially those aimed at measuring the liabilities to interest paid ratio, as well as those related to keeping limits on the Company's indebtedness, which should not exceed USD 25 million in the case of the loan from Citibank N.A. Additionally, the Company agreed not to distribute dividends during the term of the loan and not to make annual repayments to the BNP exceeding 25% of the Company's total payable to such bank upon the restructuring. Additionally, the Company has assumed certain commitments normal in this kind of restructuring.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 - Continued

Figures stated in pesos – See Note 1.a)

NOTE 13 – INCOME TAX

The applicable income tax rate has not varied in the period under analysis.

The reconciliation between income tax expenses applicable to income generated by operating activities before income tax at the statutory rate and the income tax expense at the actual income tax rate for the period ended September 30, 2003, was as follows:

	$
Loss from operating activities before income tax	(3,704,617)
At the income tax statutory rate	1,296,616
Variation of temporary differences	
Allowance for impairment in value	345,108
Reserve for contingencies	(29,984)
Deferred foreign exchange difference	(111,106)
Other	(21,121)
Subtotal	182,897
Income (loss) not subject to income tax	
Permanent differences:	
Special customs area activity	(1,396,654)
Income from long-term investments	255,247
Subtotal	(1,141,407)
Assets from recovered NOLs	(338,106)
Income tax	-

NOTE 14 – EARNINGS PER SHARE

Earnings per share (basic and diluted) are calculated by dividing the net income (loss) for the period related to common shares by the weighted average cost of outstanding common shares during the same period. No transactions involving common shares or possible common shares have been performed as from the information issuance date until the conclusion of these financial statements.

NOTE 15 – CHANGES IN PRIOR-YEAR INCOME (LOSS)

During this period, as a result of applying new accounting standards effective as from January 1, 2003, as indicated in note 1(b), the Company booked such impact on accumulated income (loss) as from December 31, 2002.

The total loss amounted to ARS 1,928,327, which is mostly related to the valuation of receivables and payables at the current net value of the amount receivable or payable, as the case may be, and with the recognition of payables to vendors. ARS 384,342 should be added to that amount due to the adjustment mentioned in note 1(b).

NOTE 16 – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

SOCIEDAD ANÓNIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA,

EINSTEIN 1111 – RIO GRANDE

TIERRA DEL FUEGO

ESTADOS CONTABLES POR EL PERIODO INICIADO

EL 1° DE ENERO Y FINALIZADO EL 30 DE SEPTIEMBRE DE 2003

CONJUNTAMENTE CON EL INFORME DE REVISION LIMITADA

Y DE LA COMISIÓN FISCALIZADORA.

DIRECTORIO

MIRGOR S.A.C.I.F.I.A.

PRESIDENTE

Lic. Roberto Gustavo Vázquez

VICEPRESIDENTE

Sr. José Luis Caputo

DIRECTORES TITULARES

Sr. Pablo Plesko
Sr. André Gold
Sr. Alejandro Carrera

DIRECTORES SUPLENTES

Dr. Diego García Villanueva
Sr. Bernard Clapaud
Sr. Jean Francois Vingre
Sr. Eduardo Garcia Terán
Sr. Jorge Antonio Caputo

COMISIÓN FISCALIZADORA

Síndicos Titulares

Dr. Aldo Carugati
Dr. Adolfo Lázara
Dr. Santos Oscar Sarnari

Síndicos Suplentes

Dr.Pablo Moreno
Dr.Gabriel Casella
Dr.Enrique Crespi

ERNST & YOUNG
Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina
Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

INFORME DE REVISIÓN LIMITADA DE ESTADOS CONTABLES DE PERIODO INTERMEDIO

A los Señores Presidente y Directores de
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

1. Hemos efectuado una revisión limitada del estado de situación patrimonial adjunto de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria al 30 de septiembre de 2003 y los correspondientes estados de resultados, de evolución del patrimonio neto y de flujo de efectivo por el período de nueve meses finalizado en esa fecha. Asimismo, hemos efectuado una revisión limitada del estado de situación patrimonial consolidado adjunto de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada al 30 de septiembre de 2003 y los correspondientes estados consolidados de resultados y de flujo de efectivo por el período de nueve meses finalizado en dicha fecha, que se exponen como información complementaria. Dichos estados contables son responsabilidad de la Dirección de la Sociedad.

2. Nuestra revisión fue realizada de acuerdo con las normas de la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas aplicables a la revisión limitada de estados contables de períodos intermedios. De acuerdo con dichas normas, una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de una revisión es sustancialmente menor al de una auditoría de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión.

3. Tal como se indica en la nota 11 a los estados contables adjuntos, la Sociedad y su sociedad controlada poseen créditos fiscales y créditos con el Estado cuya recuperabilidad se encuentra afectada por la crisis económica referida en dicha nota. Asimismo, la Sociedad se encuentra en proceso de instrumentación final del último de los acuerdos con las entidades financieras el cual no se encuentra concluido a la fecha de emisión del presente informe; eventualmente, la valuación y/o exposición podría diferir a la indicada en los estados contables mencionados en 1.

4. Según se indica en la nota 1 a los estados contables adjuntos, y de acuerdo con las normas del organismo de control societario, la Sociedad no ha reconocido contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1° de marzo de 2003, lo cual es requerido por las normas contables profesionales vigentes en la Ciudad Autónoma de

Buenos Aires, República Argentina. De haberse aplicado dichas Normas, (a) el resultado del período –pérdida- de nueve meses finalizado en dicha fecha hubiera disminuido en aproximadamente $ 743.353 y (b) todos los saldos de los rubros al 30 de septiembre de 2002 y 31 de diciembre de 2002 presentados con fines comparativos se hubieran reexpresado para reconocer los efectos de las variaciones en el poder adquisitivo de la moneda a partir del 1° de marzo de 2003.

5. La Sociedad ha preparado sus estados contables al 30 de septiembre de 2003 dando efecto a los cambios de criterios requeridos por las nuevas normas contables mencionadas en la nota 1 a los estados contables adjuntos. Tal como se indica en dicha nota, las cifras de los estados contables al 30 de septiembre de 2002, presentadas con propósitos comparativos, no han sido modificadas para adecuarlas a los requerimientos de las nuevas normas antes mencionadas, lo cual afecta la comparabilidad de los estados contables adjuntos.

6. Basados en nuestra revisión, (a) no hemos tomado conocimiento de ninguna modificación significativa que deba efectuarse a los estados contables mencionados en el párrafo 1. para que los mismos estén presentados de conformidad con las normas pertinentes de la Ley de Sociedades Comerciales y de la Comisión Nacional de Valores y (b) excepto por lo indicado en el párrafo 4 en lo que respecta a la falta de reconocimiento de las variaciones en el poder adquisitivo de la moneda a partir del 1° de marzo de 2003 y sus efectos en los estados de resultados, de evolución de patrimonio y de flujo de efectivo, con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina. Esta manifestación debe ser leída considerando las incertidumbres descriptas previamente en el párrafo 3, cuya resolución no puede determinarse a la fecha de este informe.

7. En relación con el estado de situación patrimonial de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada al 31 de diciembre de 2002 y a los estados de resultados, de evolución del patrimonio neto y de flujo de efectivo de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada por el período de nueve meses finalizado el 30 de septiembre de 2002, presentados con propósitos comparativos, informamos que:

   (a) Hemos emitido con fecha 10 de marzo de 2003 un informe de auditoría de los estados contables de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada al 31 de diciembre de 2002, con salvedad indeterminada por la recuperabidad de los créditos fiscales y con el Estado Nacional y la renegociación de los pasivos financieros. Los estados de situación patrimonial de la Sociedad y de la Sociedad y su sociedad

controlada al 31 de diciembre de 2002 adjuntos, incluyen los efectos de los cambios de criterios mencionados en el párrafo 6 pero no consideran los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1 de marzo de 2003. No hemos auditado ningún estado contable a ninguna fecha y por ningún período posterior al 31 de diciembre de 2002.

(b) Hemos emitido con fecha 8 de noviembre de 2002 un informe de revisión limitada de los estados contables de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada por el período de nueve meses finalizado el 30 de septiembre de 2002, con salvedades indeterminadas por la recuperabidad de los créditos fiscales y con el Estado Nacional y la renegociación de los pasivos financieros. Asimismo, dichos estados contables no fueron modificados por la Dirección de la Sociedad para incorporar los cambios mencionados en el párrafo 6 y tampoco consideran los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1 de marzo de 2003.

8. En cumplimiento de disposiciones vigentes, informamos que:

a) Los estados contables mencionados en el párrafo 1. se encuentran asentados en el libro Inventarios y Balances.

b) Los estados contables de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria al 30 de septiembre de 2003 surgen de registros contables llevados, en sus aspectos formales, de conformidad con las normas legales vigentes, excepto por lo indicado en la nota 10.

c) La información contenida en los puntos 2 y 3 de la "Reseña Informativa por el período finalizado el 30 de septiembre de 2003" presentada por la Sociedad para cumplimentar las normas de la Comisión Nacional de Valores surge de los estados contables al 30 de septiembre de 2003 adjuntos y al 30 de septiembre de 2002, 2001, 2000 y 1999 (luego de su reexpresión en moneda homogénea según lo mencionado en nota 1), que no se incluyen en el documento adjunto, sobre los cuales emitimos nuestros informes de revisión limitada de fechas 8 de noviembre de 2002, 9 de noviembre de 2001, 8 de noviembre de 2000 y 10 de noviembre de 1999, respectivamente, a los cuales nos remitimos y que deben ser leídos con este informe conjuntamente. Dicha información por los períodos finalizados el 30 de septiembre de 2002, 2001, 2000 y 1999, no fue modificada por la Dirección de la Sociedad para incorporar los cambios mencionados párrafo 6 y, adicionalmente, no considera los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1 de marzo de 2003.

ERNST & YOUNG

d) Al 30 de septiembre de 2003, la deuda devengada en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones, que surge de los registros contables de la Sociedad, asciende a $105.884,30, no siendo exigible a esa fecha.

Ciudad Autónoma de Buenos Aires,
10 de Noviembre de 2003

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° I - F° 13

Adolfo Lázara (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A. T° LXIX F° 174

DOMICILIO LEGAL: Einstein 1111 – Río Grande – Tierra del Fuego.
Actividad Principal de la Sociedad: Manufactura de acondicionadores de aire para rodados.
Fecha de Inscripción en el Registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la última reforma del estatuto: 22 de agosto de 1997.

Fecha de finalización del plazo de duración: 31 de mayo de 2070.

EJERCICIO ECONOMICO N°33, INICIADO EL 1 DE ENERO DE 2003
RESEÑA INFORMATIVA
Por el periodo finalizado el 30 de SEPTIEMBRE de 2003
(Cifras expresadas en pesos – ver Nota 1).

1. BREVE COMENTARIO SOBRE ACTIVIDADES DE LA SOCIEDAD EN EL PERIODO.

Dado las noticias del cambio de tendencia en la economía y también en los índices de producción industrial destacando que han impactando levemente en la producción automotriz, la mejoría no es acorde aún con ese incremento. En lo que va del año, las fábricas de autos han aumentado su producción en un 3,7%, pero este aumento se debe a la mejora en las exportaciones a los mercados, fuera del Mercosur.
Mientras que en los primeros 9 meses de 2002 se exportaba el 60% de la producción, en igual período de este año se ha exportado el 63,8%.

La fuerte caída que registra el mercado interno que sufre el efecto del aumento del precio relativo de los autos en relación a los salarios, a partir de la devaluación del 2002 aún no se revirtió.

En virtud de lo expuesto es indispensable que el gobierno interactue con el sector privado para establecer políticas industriales que le devuelvan el atractivo al sector y permitan que las fábricas de autos modernicen las líneas de productos que se fabrican en nuestro país.

La gran discusión sobre la deuda argentina y la falta de un horizonte claro para el sector hacen que no se presenten nuevos planes de lanzamientos de modelo. Esto presenta un riesgo para los futuros planes de exportación de las fábricas de autos argentinas.

Sin embargo, mantenemos un moderado optimismo sobre el futuro ya que hay dos fábricas que han presentado proyectos nuevos (Toyota y Peugeot) y una tercera que ha anunciado su intención de producir un modelo nuevo en 2006 (Volkswagen).

En el contexto descripto más arriba, las ventas de autos en el mercado local han crecido un 23%, impulsadas por las ofertas de autos pequeños provenientes de Brasil, que permiten compensar el aumento de precios en pesos producidos por la desvalorización de nuestra moneda.

En el mes de septiembre, el gobierno, consciente de la caída relativa de los autos argentinos en el mix de ventas, lanzó un nuevo plan Boden, solo para autos producidos en nuestro país.
Los planes de producción de todas las fábricas han mostrado una pequeña reacción inicial que refleja el éxito que tuvo el anuncio en las primeras semanas.

De la comparación entre el tercer trimestre del 2003 con igual período del 2002, se observa que las ventas de Mirgor, en unidades disminuyeron un 3,5% en sistemas de climatización y aumentaron un 36% en tableros de instrumentos. Mientras que las ventas en pesos se redujeron un 15%. La principal causa de esta situación fue la fuerte revaluación del peso de los últimos 12 meses. Debe tenerse en cuenta que los productos importados tienen una gran incidencia en los costos y los precios de Mirgor y que la modificación de 3,64 pesos por dólar a 2,81 pesos por dólar trajo como consecuencia una baja de nuestros precios en moneda local.

Otro aspecto que influyó en esta baja fue la diferente conformación del mix de ventas por cliente de la empresa. En este caso, tipo de productos que consume cada uno de los clientes de Mirgor es muy diferente, según los requisitos de prestación y esto se ve reflejado en los valores unitarios y en los totales de ventas que se registran.

Asimismo se destaca la formalización del inicio de las ventas de sistemas de climatización del nuevo Corsa, cuyas órdenes de compra fueron recibidas a fines del mes de agosto.

Continúan siendo importantes las exportaciones de condensadores a Brasil, a pesar de la disminución de las ventas en ese país. Nuestros productos continúan presente en dicho mercado gracias a la competitividad de los precios y su calidad.

Finalmente, es de resaltar el hecho que el tercer trimestre del 2003 comparado con igual período del 2002 se ha logrado reducir significativamente la pérdida operativa como consecuencia principalmente de la actual estabilidad económica.

2. *ESTRUCTURA PATRIMONIAL* **(cifras correspondientes a los estados consolidados y expresadas en pesos – ver Nota 1)**

	30/09/2003	30/09/2002	30/09/2001	30/09/2000	30/09/1999
Activo Corriente	61,808,100	76,198,084	77,864,874	103,043,904	107,445,504
Activo no Corriente	34,430,634	42,776,633	49,490,479	51,391,918	54,696,510
Total del Activo	96,238,734	118,974,717	127,355,353	154,435,822	162,142,014
Pasivo Corriente	28,652,036	53,901,697	48,159,520	62,970,302	65,549,444
Pasivo no Corriente	12,989,443	3,801,068	0	0	0
Total del Pasivo	41,641,479	57,702,765	48,159,520	62,970,302	65,549,444
Participación Minoritaria	3,864	3,667	5,652	5,702	222
Patrimonio Neto	54,593,391	61,268,285	79,190,181	91,459,818	96,592,348
Total de Pasivo y Patrimonio Neto	96,238,734	118,974,717	127,355,353	154,435,822	162,142,014

3. *ESTRUCTURA DE RESULTADOS.* **(cifras correspondientes a los estados consolidados y expresadas en pesos– ver Nota 1)**

	30/09/2003	30/09/2002	30/09/2001	30/09/2000	30/09/1999
Resultado operativo ordinario	(813,803)	1,458,503	(2,163,808)	4,422,823	2,473,948
Resultado financieros	(1,008,297)	(13,830,974)	(3,638,815)	(4,927,876)	(3,433,842)
Otros (egresos) / ingresos	(1,607,943)	185,679	(703,954)	332,292	317,858
Impuesto a las ganancias	(274,240)	0	0	0	0
Resultado participación minoritaria	(334)	1,846	(42)	114	303
Resultado neto ordinario	(3,704,617)	(12,184,946)	(6,506,619)	(172,647)	(641,733)
Resultado neto	(3,704,617)	(12,184,946)	(6,506,619)	(172,647)	(641,733)

4. *DATOS ESTADÍSTICOS (1)*

Volumen de unidades		30/09/2003		30/09/2002		30/09/2001		30/09/2000		30/09/1999	
		Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.
Producción	(2)	54,796	138,775	42,760	94,750	47,674	150,823	59,626	169,697	88,082	187,149
Ventas	(3)	55,553	134,833	21,068	47,257	15,141	54,682	55,468	124,230	60,011	109,994
- Locales		22,175	56,673	21,068	47,257						
Equipos c/aire		10,518	25,177	10,894	23,493						
Equipos s/aire		6,678	18,578	6,524	14,199						
Tableros		4,979	12,918	3,650	9,565						
- Exportación		33,378	78,160								

(1) A partir del presente ejercicio se exponen las unidades vendidas por ICSA como dato estadístico.
(2) Incluye aquella relacionada con Interclima S.A.
(3) No se incluyen las unidades vendidas entre las compañías.

5. *INDICES*

	30/09/2003	30/09/2002	30/09/2001	30/09/2000	30/09/1999
Liquidez	2.16	1.41	1.62	1.64	1.64
Solvencia	1.31	1.06	1.64	1.45	1.47
Inmovilizacion del capital	0.36	0.36	0.39	0.33	0.34

6. COTIZACIONES

ENE 03	ENE 02	FEB 03	FEB 02	MAR 03	MAR 02
9.40	4.10	10.10	4.10	9.30	4.10
ABR 03	ABR 02	MAY 03	MAY 02	JUN 03	JUN 02
12.60	4.50	15.50	4.60	16.10	4.30
JUL 03	JUL 02	AGO 03	AGO 02	SET 03	SET 02
15.80	5.40	14.70	5.20	15.70	6.00

7. PERSPECTIVAS

Después de muchos meses de negociación se logró concretar el mayor proyecto que tenía Mirgor que era la climatización del nuevo Corsa.

Esto nos permite vislumbrar un panorama muy promisorio para el año próximo, aun en el contexto de una industria que no presente grandes incrementos de producción.

Para el corto plazo estimamos que podremos aumentar las ventas en virtud de los resultados que ha mostrado el plan Boden y que se han reflejado en aumentos de demanda y en postergación de vacaciones de las fábricas de nuestros clientes.

La empresa ya ha trazado planes ambiciosos para el año próximo para profundizar aun más los negocios con sus clientes actuales.

Buenos Aires, 10 de noviembre de 2003.

ESTADOS CONTABLES CORRESPONDIENTES AL EJERCICIO ECONOMICO N°33 POR EL PERIODO DE NUEVE MESES INICIADO EL 1 DE ENERO DE 2003 Y FINALIZADO EL 30 DE SEPTIEMBRE DE 2003, COMPARATIVO CON EL EJERCICIO PRECEDENTE Y CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

Domicilio legal: Einstein 1111 – Río Grande – Tierra del Fuego.

Actividad principal: Manufactura de acondicionadores de aire para rodados.

Fecha de Inscripción en el registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la primera reforma del estatuto: 1° de julio de 1994.
- De la última reforma del estatuto: 22 de agosto de 1997.

Número de registro en la Inspección General de Justicia (I.G.J.) 40.071

Fecha de vencimiento del Estatuto: 13 de abril de 2070.

Sociedad Controlante: Se expone en Nota 7 a los estados contables básicos.

Composición del capital: Ver nota 3 a los estados contables básicos.

Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria.

	PESOS
20.000.000 de acciones ordinarias de valor nominal $0,10 c/u. Suscripto, integrado, emitido e inscripto en el Registro Público de Comercio.	2.000.000

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 30 DE SEPTIEMBRE DE 2003 Y AL 31 DE DICIEMBRE DE 2002.

- Expresados en pesos – ver Nota 1

	2003	2002
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos - Nota 2	15,358,970	8,949,955
Inversiones Temporarias - Nota 2	1,547	5,064,959
Créditos por ventas - Nota 2	11,183,615	8,806,415
Créditos fiscales - Nota 2	286,620	1,076,940
Otros créditos - Nota 2	1,359,797	2,166,336
Bienes de Cambio - Nota 2	33,617,551	40,815,020
TOTAL DEL ACTIVO CORRIENTE	61,808,100	66,879,625
ACTIVO NO CORRIENTE		
Otros Créditos - Nota 2	4,257,973	5,039,934
Créditos fiscales - Nota 2	6,086,324	5,566,640
Activos Intangibles - Nota 1.e.b)	82,823	366,168
Bienes de Uso - Nota 1.e.a)	24,003,514	27,485,463
TOTAL DEL ACTIVO NO CORRIENTE	34,430,634	38,458,205
TOTAL DEL ACTIVO	96,238,734	105,337,830

Las notas 1 y 3 a los estados contables consolidados y las notas 1 a 15 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 30 DE SEPTIEMBRE DE 2003 Y AL 31 DE DICIEMBRE DE 2002.

- Expresados en pesos — ver Nota 1

	2003	2002
PASIVO		
PASIVO CORRIENTE		
Deudas:		
Comerciales - Nota 2	14,742,117	11,639,916
Remuneraciones, Cargas Sociales y Fiscales - Nota 2	2,264,101	1,480,776
Anticipos de clientes - Nota 2	3,380,744	6,423,746
Préstamos - Nota 2	7,936,708	9,457,954
Otras	164,586	154,602
Total Deudas	28,488,256	29,156,994
Previsiones	163,780	1,042,593
TOTAL DEL PASIVO CORRIENTE	28,652,036	30,199,587
PASIVO NO CORRIENTE		
Deudas:		
Anticipos de clientes	2,260,275	0
Préstamos - Nota 2	10,729,168	16,836,705
TOTAL DEL PASIVO NO CORRIENTE	12,989,443	16,836,705
TOTAL DEL PASIVO	41,641,479	47,036,292
PARTICIPACION DE TERCEROS EN SOCIEDADES CONTROLADAS	3,864	3,530
PATRIMONIO NETO	54,593,391	58,298,008
TOTAL DEL PASIVO, PARTICIPACION DE TERCEROS Y PATRIMONIO NETO	96,238,734	105,337,830

Las notas 1 y 3 a los estados contables consolidados y las notas 1 a 15 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE RESULTADOS CONSOLIDADO CORRESPONDIENTE AL PERIODO DE NUEVE MESES FINALIZADO EL 30 DE SEPTIEMBRE DE 2003, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1

	2003	2002
Ventas netas (incluye beneficios fiscales de I.V.A. por 9.007.533 y de 11.083.109 respectivamente)	76,606,585	89,584,616
Costo de las mercaderías vendidas	(69,968,394)	(79,707,165)
UTILIDAD BRUTA	6,638,191	9,877,451
Gastos de Administración	(5,969,963)	(6,638,124)
Gastos de Comercialización	(1,449,998)	(1,748,790)
Otros Egresos / Ingresos	(1,607,943)	185,682
Resultados financieros y por tenencia		
Generados por activos - Nota 3	(4,416,742)	(2,885,673)
Generados por pasivos - Nota 3	3,408,445	(10,945,301)
Resultado por inversiones permanentes	(32,033)	(32,033)
(PERDIDA) ANTES DEL IMPUESTO A LAS GANANCIAS	(3,430,043)	(12,186,788)
Impuesto a las ganancias	(274,240)	0
(PERDIDA) DESPUES DEL IMPUESTO A LAS GANANCIAS	(3,704,283)	(12,186,788)
Participación de terceros en sociedades controladas	(334)	1,846
PERDIDA DEL PERIODO	(3,704,617)	(12,184,942)

Las notas 1 y 3 a los estados contables consolidados y las notas 1 a 15 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE FLUJO DE EFECTIVO CONSOLIDADO CORRESPONDIENTE AL PERIODO DE NUEVE MESES FINALIZADO EL 30 DE SEPTIEMBRE DE 2003, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

	2003	2002
VARIACIONES DEL EFECTIVO (1)		
Efectivo al inicio del ejercicio	14,014,326	4,999,103
Efectivo al cierre del período	15,359,930	5,250,223
Aumento del efectivo	1,345,604	251,120
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
Pérdida ordinaria del período	(3,704,617)	(12,184,942)
Intereses y Diferencia de cambio devengada sobre deuda	(1,339,587)	1,315,751
Ajustes para arribar al flujo neto de efectivo provenientes de las actividades operativas		
Depreciación de Bienes de Uso y Activos Intangibles	4,101,050	4,239,852
Participación minoritaria	334	(1,846)
Previsión para desvalorización de inventarios (Efecto Neto)	(704,087)	4,138,010
Resultado por participaciones permanentes en sociedades	32,033	32,033
Resultado por inversiones a corto plazo	0	707
Previsión para contingencias	(878,813)	1,274,913
Desvalorización de anticipos de Bs. Uso por exposición a la inflación	1,618	707,138
Variación en Activos y Pasivos operativos		
Creditos por ventas	(2,377,200)	(2,381,410)
Bienes de Cambio	7,901,556	(17,051,566)
Deudas Comerciales	3,102,201	6,825,276
Remuneraciones, Cargas Sociales y Fiscales (neto de créditos fiscales)	1,053,961	7,041,904
Anticipo de clientes	(782,727)	7,327,104
Otros	1,564,944	986,176
Intereses pagados	(1,884,240)	(1,734,471)
FLUJO NETO DE EFECTIVO GENERADO POR LAS ACTIVIDADES OPERATIVAS	6,086,426	534,629

Información complementaria

ESTADO DE FLUJO DE EFECTIVO CONSOLIDADO CORRESPONDIENTE AL PERIODO DE NUEVE MESES FINALIZADO EL 30 DE SEPTIEMBRE DE 2003, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1

	2003	2002
ACTIVIDADES DE INVERSION		
Adquisición de bienes de uso	(335,866)	(283,509)
FLUJO NETO DE EFECTIVO UTILIZADO POR LAS ACTIVIDADES DE INVERSIÓN	(335,866)	(283,509)
ACTIVIDADES DE FINANCIACION		
Cancelación de préstamos	(4,404,956)	0
FLUJO NETO DE EFECTIVO UTILIZADO POR LAS ACTIVIDADES DE FINANCIACION	(4,404,956)	0
AUMENTO NETO DEL EFECTIVO	1,345,604	251,120

(1) No considera las inversiones en acciones temporarias.

Las notas 1 y 3 a los estados contables consolidados y las notas 1 a 15 a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 30 DE SEPTIEMBRE DE 2003
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicables.

Los estados contables al 30 de Septiembre de 2003 y 2002 han sido preparados de acuerdo con los lineamientos de la Resolución General Nro. 368 y sus modificatorias, de la Comisión Nacional de Valores, las que se encuadran dentro de las normas contables profesionales vigentes, con las restricciones y ampliaciones establecidas en la Resolución 434 que modificó el Anexo I al libro N° 7 " Régimen Informativo " de dicha resolución y la discontinuación de los efectos en el cambio del poder adquisitivo de la moneda establecidos en la Resolución General N° 441 de la Comisión Nacional de Valores tal como se indica en la nota 1 a los estados contables básicos.

b) Síntesis de los criterios de valuación y exposición:

Los criterios de valuación y exposición de los estados contables consolidados son similares a los expuestos en la nota 1 a los estados contables básicos, excepto por la valuación de las inversiones en sociedades controladas que en los presentes estados han sido incorporados línea por línea siguiendo los criterios de la resolución técnica Nro. 4 de la FACPCE, con las modificaciones introducidas por la Resolución Técnica N° 19 también de la FACPCE, y con las eliminaciones que correspondiere.

c) Bases de Consolidación:

Siguiendo el procedimiento establecido en la Resolución Técnica N°4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, modificada por la Resolución Técnica N° 19, MIRGOR S.A.C.I.F.I.A ha consolidado línea por línea sus estados contables al 30 de Septiembre de 2003, 31 de Diciembre de 2002 y 30 de Septiembre de 2002, según corresponda, con los de su controlada Interclima Sociedad Anónima, en la que posee los votos necesarios para formar la voluntad social.

Los datos que reflejan el control societario son los siguientes:

Sociedad controlada	% de participación en el capital Ordinario y en votos posibles al 30/09/2003	Fecha de cierre del período
Interclima Sociedad Anónima	99,9667	30/09/03

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

d) Estados Contables Utilizados en la Consolidación

Para la preparación de los estados consolidados al 30 de Septiembre de 2003 y 2002, se utilizaron los estados contables de Interclima Sociedad Anónima que al 30 de Septiembre de 2003 y 2002 que cuentan con informe de revisión limitada de Pistrelli, Henry Martin y Asociados S.R.L. y de Henry Martin, Lisdero y Asociados, respectivamente, los que han emitido los correspondientes informes de revisión limitada con salvedades determinadas e indeterminadas de fecha 10 de noviembre de 2003 y con salvedades indeterminadas de fecha 08 de noviembre de 2002. Los estados de situación patrimonial al 31 de diciembre de 2002 han sido auditados por Henry Martin, Lisdero y Asociados, quienes emitieron con fecha 10 de marzo de 2003 un informe con salvedades determinadas e indeterminadas.

e) Evolución de activos significativos:

	30-09-03	31-12-02
a) Bienes de Uso:	$	$
Saldo al inicio	27.485.464	38.586.113
Altas	335.866	530.341
Bajas (neto de amortizaciones)	(111)	(6.395.002)
Amortizaciones	(3.817.705)	(5.235.989)
Saldo al cierre	24.003.514	27.485.463
b) Bienes Intangibles		
Saldo al inicio	366.168	774.116
Amortizaciones	(283.345)	(407.948)
Saldo al cierre	82.823	366.168

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 2 – COMPOSICION DE LOS PRINCIPALES RUBROS

	30/09/2003	31/12/2002
ACTIVO CORRIENTE		
Caja y Bancos		
Caja y fondo fijo moneda nacional	16,591	17,899
Caja moneda extranjera	160,204	848,257
Bancos moneda nacional	6,490,066	7,789,049
Bancos moneda extranjera	8,692,109	294,750
	15,358,970	8,949,955
Inversiones Temporarias		
Titulos y Acciones	587	591
Caja de ahorro y otros en moneda extranjera	0	5,063,401
Caja de ahorro en moneda nacional y otros	960	967
	1,547	5,064,959
Créditos por ventas		
Deudores por ventas	10,370,456	8,225,134
Deudores por ventas moneda extranjera	898,746	666,395
Previsión deudores incobrables	(85,587)	(85,114)
	11,183,615	8,806,415
Créditos fiscales		
IVA crédito fiscal	241,300	1,006,753
Otros	45,320	70,187
	286,620	1,076,940
Otros Créditos		
Documentos a Cobrar	724,980	1,513,368
Intereses a Devengar	(99,815)	(78,248)
Creditos diversos	0	284,635
Otros	734,632	446,581
	1,359,797	2,166,336

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 30 DE SEPTIEMBRE DE 2003
- *Cifras expresadas en pesos – ver Nota 1 a los estados individuales*

NOTA 2 – COMPOSICION DE LOS PRINCIPALES RUBROS – Continuación

	30/09/2003	31/12/2002
Bienes de cambio		
Productos elaborados	8,811,330	11,335,434
Materia prima	25,868,641	31,804,395
Materia prima en tránsito	4,239,479	3,303,341
Existencia al cierre	38,919,450	46,443,170
Anticipo a proveedores en moneda nacional	442,894	804,366
Anticipo a proveedores en moneda extranjera	742,903	759,267
Previsión para desvalorización	(6,487,696)	(7,191,783)
	33,617,551	40,815,020
ACTIVO NO CORRIENTE		
Otros Créditos		
Reintegros a cobrar en moneda nacional	2,192,807	2,067,247
Documentos a Cobrar	2,356,185	3,410,035
Intereses a Devengar	(291,126)	(469,490)
Otros	107	32,142
	4,257,973	5,039,934
Créditos Fiscales		
Ahorro obligatorio	7,842	7,900
I.V.A. Crédito fiscal	3,336,901	2,984,289
Impuesto a la ganancia Mínima Presunta	1,392,247	1,273,669
Beneficios promocionales a cobrar	901,009	925,103
Otros	448,325	375,679
	6,086,324	5,566,640

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 2 – COMPOSICION DE LOS PRINCIPALES RUBROS – Continuación

	30/09/2003	31/12/2002
PASIVO CORRIENTE		
Deudas:		
Comerciales		
En moneda local	6,120,789	6,359,492
En moneda extranjera	8,621,328	5,280,424
	14,742,117	11,639,916
Remuneraciones, Cargas Sociales y Fiscales		
Deudas sociales	884,108	494,668
Deudas fiscales	1,379,993	986,108
	2,264,101	1,480,776
Anticipos de clientes		
En moneda local	1,798,553	0
En moneda extranjera	1,582,191	6,423,746
	3,380,744	6,423,746
Préstamos		
Financieros en moneda local	3,826,534	4,948,206
Financieros en moneda extranjera	4,110,174	4,509,748
	7,936,708	9,457,954
PASIVO NO CORRIENTE		
Deudas:		
Préstamos		
Financieros en moneda local	1,620,868	2,807,948
Financieros en moneda extranjera	9,108,300	14,028,757
	10,729,168	16,836,705

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 30 DE SEPTIEMBRE DE 2003
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 3 – APERTURA DE RESULTADOS FINANCIEROS Y POR TENENCIA

	2003		2002	
	Generados por		Generados por	
	Activos	Pasivos	Activos	Pasivos
	(Pérdida) Ganancia	(Pérdida) Ganancia	(Pérdida) Ganancia	(Pérdida) Ganancia
Intereses	522,269	(1,327,160)	60,371	2,288,352
Diferencia de cambio	(1,052,842)	4,343,290	(4,871,283)	(16,323,324)
Resultado por tenencia				
- Bienes de cambio -	(3,945,806)		19,336,498	
- Previsiones	423,765		(3,255,784)	
Resultado por exposición al cambio en el poder adquisitivo de la moneda	(346,836)	392,315	(13,760,196)	3,089,671
- Inversiones corrientes y créditos fiscales - Nota 5.c	(17,292)		(395,279)	
Subtotal	(4,416,742)	3,408,445	(2,885,673)	(10,945,301)
Total	(1,008,297)		(13,830,974)	

ANEXO "C"

ACCIONES, DEBENTURES, OTROS TITULOS EMITIDOS EN SERIE Y PARTICIPACIÓN EN SOCIEDAD POR EL PERIODO DE NUEVE MESES FINALIZADO EL 30 DE SEPTIEMBRE DE 2003 COMPARATIVO CON EL ULTIMO EJERCICIO ECONOMICO.

- Expresados en pesos – ver Nota 1.a)

2003													2002
							Información sobre el emisor						
								Últimos estados contables emitidos					
Denominación y característica de los valores	Valores Nominales	Cantidades	Valores de costo	Valor patrimonial proporcional	Mayor valor de la inversión (Nota 1.d)	Valores de libros	Actividad Principal	Fecha	Capital	Rdo del ejercicio	P. Neto	% del partipac. s/ capital social	Valor de libros
Inversiones corrientes:													
Baesa	1.0	246	326,425			587							591
Total inversiones corrientes						587							591
Inversiones no corrientes:													
Soc. Art. 33 - Ley 19.550:													
INTERCLIMA Sociedad Anónima	1	11,996	8,815,917	10,846,308	107	10,846,415	Fabricación de autopartes e intercambiadores p/ equipos de aire acondicionado y calefacción	30/09/03	12,000	1,003,850	11,604,798	99.97%	10,149,174
Total Inversiones no corrientes						10,846,415							10,149,174
Total Inversiones						10,847,002							10,149,765

ANEXO "H"

INFORMACIÓN REQUERIDA POR EL APARTADO I INCISO b) DEL ART. 64 DE LA LEY NRO. 19.550 CORRESPONDIENTE AL PERIODO DE NUEVE MESES FINALIZADO EL 30 DE SETIEMBRE DE 2003 COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos – VER Nota 1.a)

	2003				2002
Rubros	Costos de producción	Gastos de administración	Gastos de comercialización	Total	Total
Sueldos y jornales	3,210,827	1,923,112	335,573	5,469,512	5,956,556
Contribuciones y beneficios sociales	684,057	514,487	77,776	1,276,320	1,316,245
Seguros	353,055	74,833	3,831	431,719	394,489
Honorarios y gastos de capacitación	138,590	277,743	2,407	418,740	490,758
Impuestos, tasas y contribuciones	413,745	329,030	211,255	954,030	869,667
Otros gastos varios de administración	0	1,168,067	0	1,168,067	1,752,141
Amortizaciones bienes de uso	2,382,037	1,468,694	36,322	3,887,053	4,015,426
Amortizaciones intangibles	0	213,997	0	213,997	224,426
Gastos varios de producción	1,106,743	0	0	1,106,743	1,298,926
Gastos de nacionalización y despacho	1,727,897	0	0	1,727,897	3,258,142
Transportes, fletes y acarreos	5,958,376	0	363,467	6,321,843	7,626,462
Otros gastos de comercialización	0	0	419,367	419,367	555,338
TOTALES 2003	15,975,327	5,969,963	1,449,998	23,395,288	
TOTALES 2002	19,371,662	6,638,124	1,748,790		27,758,576

ESTADO DE SITUACIÓN PATRIMONIAL AL 30 DE SEPTIEMBRE DE 2003 Y AL 31 DE DICIEMBRE DE 2002

\- Expresados en pesos - ver Nota 1.a)

	2003	2002
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos - Nota 2	12,377,968	8,140,586
Inversiones temporarias - Nota 2	1,547	5,064,959
Créditos por ventas - Nota 2	10,274,235	8,120,841
Créditos Fiscales - Nota 2	113,171	906,803
Otros Créditos - Nota 2	1,339,237	1,864,324
Bienes de Cambio - Nota 2	31,345,410	38,774,595
TOTAL DEL ACTIVO CORRIENTE	55,451,568	62,872,108
ACTIVO NO CORRIENTE		
Participaciones permanentes en sociedades	10,846,415	10,149,174
Créditos Fiscales - Nota 2	2,732,579	2,643,206
Otros Créditos - Nota 2	2,984,829	3,867,128
Bienes de Uso	21,755,872	24,926,314
Activo Intangibles	52,188	266,185
TOTAL DEL ACTIVO NO CORRIENTE	38,371,883	41,852,007
TOTAL DEL ACTIVO	93,823,451	104,724,115

Las notas 1 a 15 son parte integrante de estos estados contables.

ESTADO DE SITUACIÓN PATRIMONIAL AL 30 DE SEPTIEMBRE DE 2003 Y AL 31 DE DICIEMBRE DE 2002

- Expresados en pesos – ver Nota 1.a)

	2003	2002
PASIVO		
PASIVO CORRIENTE		
Deudas:		
Comerciales - Nota 2	13,102,329	10,190,234
Remuneraciones, Cargas Sociales y Fiscales - Nota 2	1,417,822	1,015,461
Préstamos - Nota 2	7,936,708	9,457,954
Anticipos de clientes - Nota 2	3,380,744	6,423,746
Otras - Nota 2	239,234	1,459,414
Total de Deudas	26,076,837	28,546,809
Previsiones	163,780	1,042,593
TOTAL DEL PASIVO CORRIENTE	26,240,617	29,589,402
PASIVO NO CORRIENTE		
Deudas:		
Préstamos - Nota 2	10,729,168	16,836,705
Anticipos de clientes	2,260,275	0
TOTAL DEL PASIVO NO CORRIENTE	12,989,443	16,836,705
TOTAL DEL PASIVO	39,230,060	46,426,107
PATRIMONIO NETO (Según estado respectivo)	54,593,391	58,298,008
TOTAL DEL PASIVO Y PATRIMONIO NETO	93,823,451	104,724,115

Las notas 1 a 15 son parte integrante de estos estados contables.

ESTADO DE RESULTADOS CORRESPONDIENTE AL PERIODO DE NUEVE MESES FINALIZADO EL 30 DE SEPTIEMBRE DE 2003, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1.a)

	2003	2002
Ventas netas (incluye beneficios fiscales de I.V.A. por 9.007.533 y de 11.083.109 respectivamente) - Nota 5.e	70,524,145	80,700,718
Costo de las mercaderías vendidas	(66,104,147)	(73,171,116)
UTILIDAD BRUTA	4,419,998	7,529,602
Gastos de Administración	(5,822,663)	(6,473,705)
Gastos de Comercialización	(1,420,570)	(1,731,160)
Otros Ingresos y Egresos - Nota 2	(1,070,537)	808,293
Resultados financieros y por tenencia		
Generados por activos - Nota 4	(3,830,122)	4,677,450
Generados por pasivos - Nota 4	3,322,034	(11,436,146)
Resultado ordinario por inversiones permanentes	697,243	(5,559,276)
RESULTADO NETO DEL PERIODO	(3,704,617)	(12,184,942)
RESULTADO POR ACCION - NOTA 14		
BÁSICO - ORDINARIO	(0.1852)	(0.6092)
DILUIDO - ORDINARIO	(0.1852)	(0.6092)

Las notas 1 a 15 son parte integrante de estos estados contables.

ESTADO DE EVOLUCIÓN DEL PATRIMONIO NETO CORRESPONDIENTE AL PERIODO DE NUEVE MESES FINALIZADO EL 30 DE SEPTIEMBRE DE 2003 COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresadas en pesos – ver Nota 1.a)

DETALLE	2003											2002
	Capital Social	Ajuste del capital social	Ajustes no capitalizados	Ajustes aportes no capitalizados	Primas de emisión	Total	Ganancias reservadas			Resultados no asignados	Total	Total
							Reserva legal	Otras reservas (*)	Total			
Saldos al inicio del ejercicio	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	46,855,986	60,610,549	73,453,226
Modificación de saldos - Nota 15										(2,312,541)	(2,312,541)	
Saldos al inicio modificados	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	44,543,445	58,298,008	73,453,226
Resultado neto del periodo										(3,704,617)	(3,704,617)	(12,184,942)
Saldos al 30 de Septiembre de 2003	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	40,838,828	54,593,391	-
Saldos al 30 de Septiembre de 2002	2,000,000	4,155,923	1,099	122	5,243,563	11,400,707	2,280,143	73,708	2,353,851	47,513,726		61,268,284

(*) Ver nota 3.b-

Las notas 1 a 15 son parte integrante de estos estados contables.

ESTADO DE FLUJO DE EFECTIVO CORRESPONDIENTE AL PERIODO DE NUEVE MESES FINALIZADO EL 30 DE SEPTIEMBRE DE 2003, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1.a)

	2003	2002
VARIACIONES DEL EFECTIVO (1)		
Efectivo al inicio del ejercicio	13,204,957	4,990,962
Efectivo al cierre del período	12,378,928	4,279,858
(Disminución) neta del efectivo	(826,029)	(711,104)
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
(Pérdida) ordinaria del período	(3,704,617)	(12,184,942)
Intereses y Diferencia de cambio devengada sobre deuda	(1,339,587)	1,315,751
Ajustes para arribar al flujo neto de efectivo proveniente de las actividades operativas		
Depreciación de Bienes de Uso y Activos Intangibles	3,634,805	3,770,458
Previsión para desvalorización de inventarios (Efecto Neto)	(700,813)	3,708,065
Resultado por participaciones permanentes en sociedades	(697,243)	5,559,278
Resultado por participaciones a corto plazo	0	707
Previsión para contingencias	(878,813)	1,274,913
Desvalorización de anticipos de Bs. Uso por exposición a la inflación	1,585	701,092
Variación en Activos y Pasivos operativos		
Creditos por ventas	(2,153,394)	(1,726,664)
Bienes de Cambio	8,129,998	(15,708,780)
Deudas Comerciales	2,912,095	5,458,704
Remuneraciones, Cargas Sociales y Fiscales (neto de créditos fiscales)	1,106,620	4,225,014
Anticipo de clientes	(782,727)	7,327,104
Otros	185,701	(2,435,263)
Intereses pagados	(1,884,240)	(1,734,471)
FLUJO NETO DE EFECTIVO (UTILIZADO EN) GENERADO POR LAS ACTIVIDADES OPERATIVAS	3,829,370	(449,034)

Las notas 1 a 15 son parte integrante de estos estados contables.

ESTADO DE FLUJO DE EFECTIVO CORRESPONDIENTE AL PERIODO DE NUEVE MESES FINALIZADO EL 30 DE SEPTIEMBRE DE 2003, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1.a)

	2003	2002
ACTIVIDADES DE INVERSION		
Adquisición de bienes de uso	(250,443)	(262,070)
FLUJO NETO DE EFECTIVO UTILIZADO EN LAS ACTIVIDADES DE INVERSIÓN	(250,443)	(262,070)
ACTIVIDADES DE FINANCIACION		
Cancelación de préstamos	(4,404,956)	0
FLUJO NETO DE EFECTIVO UTILIZADO EN LAS ACTIVIDADES DE FINANCIACION	(4,404,956)	0
DISMINUCION NETA DEL EFECTIVO	(826,029)	(711,104)

(1) No considera las inversiones en acciones temporarias.

Las notas 1 a 15 son parte integrante de estos estados contables.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Reexpresión en moneda homogénea.

Los estados contables reconocen los efectos de las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003 siguiendo el método de reexpresión establecido por la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.) mediante el empleo de coeficientes de ajuste derivados del índice de precios internos al por mayor (IPIM) del Instituto Nacional de Estadísticas y Censos. De acuerdo con lo establecido por el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores, la Sociedad discontinuó la aplicación de dicho método y, por lo tanto, no reconoció contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1° de marzo de 2003. Las normas contables profesionales mantienen vigente la aplicación de este método. Por lo tanto, de haberse reconocido los efectos de dichas variaciones, (a) el patrimonio neto de la sociedad al 30 de Septiembre de 2003 y la pérdida por el período de nueve meses terminando en esa fecha se hubieran disminuido en aproximadamente en $ 505.644 y $ 743.353 respectivamente y (b) los rubros presentados al 30 de Septiembre de 2002 y al 31 de Diciembre de 2002 con fines comparativos se hubieran reexpresado para reconocer los efectos de las variaciones en el poder adquisitivo de la moneda a partir del 01 de Marzo de 2003.

De acuerdo con el método mencionado, las mediciones contables fueron reexpresadas por el cambio en el poder adquisitivo de la moneda hasta el 31 de agosto de 1995. A partir de dicha fecha, en base a las condiciones de estabilidad económica prevaleciente y de acuerdo con lo requerido por la Resolución General N° 272 de la Comisión Nacional de Valores y aceptado por las normas contables profesionales, las mediciones contables no fueron reexpresadas hasta el 31 de diciembre de 2001. En virtud de la Resolución General N° 415 de la Comisión Nacional de Valores, se reanudó la aplicación del método con efectos a partir del 1 de enero de 2002, considerándose las mediciones contables anteriores a esta fecha expresadas en moneda del 31 de diciembre de 2001 y de acuerdo con la mencionada Resolución 441 de la CNV se discontinuó a partir del 1 de marzo de 2003.

Se resume a continuación la siguiente información patrimonial y de resultados, expresada en moneda homogénea de acuerdo con el método de la Resolución Técnica N° 6 de la F.A.C.P.C.E. y requerida por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires:

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

	$
Activo Corriente	55,451,568
Activo no Corriente	37,866,238
Total Activo	93,317,806
Pasico Corriente	26,240,616
Pasivo no Corriente	12,989,443
Total Pasivo	39,230,059
Patrimonio Neto	54,087,747
Total	93,317,806
Resultado del Ejercicio	(2,961,264)

La información presentada con propósitos comparativos relacionada con los estados contables al 30 de Septiembre de 2002 (Estado de Resultados, de Evolución del Patrimonio Neto y de Flujo de Efectivo) ha sido reexpresada por la variación en el IPIM entre el 30 de Septiembre de 2002 y el 28 de Febrero de 2003. Sin embargo no consideraron los efectos por el cambio en las normas contables (ver Nota 1 b) y c)) .

b) Nuevas Normas Contables aplicadas en la preparación y presentación de los estados contables

La Comisión Nacional de Valores (CNV) emitió con fecha 14 de enero de 2003, la Resolución General N° 434 según la cual adopta, con ciertas excepciones y con vigencia obligatoria para ejercicios que se inicien a partir del 1° de enero de 2003, las nuevas normas contables aprobadas por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) (Resoluciones Técnicas Nros. 16 a 20 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, con las modificaciones incorporadas por las Resoluciones C.D. Nros. 238/01, 243,01, 261/01, 262/01, 187/02 y M.D. 32/02 del CPCECABA).

Dichas normas contables incorporaron cambios en los criterios de medición del patrimonio neto y en la determinación de los resultados, así como nuevos requerimientos en materia de exposición. Los cambios que pueden resultar de mayor relevancia para la Sociedad incluyen la determinación del valor actual de sus créditos fiscales, la cuantificación del impuesto a las ganancias por el método de lo diferido, las restricciones en cuanto al reconocimiento de activos intangibles y otros aspectos en materia de revelación como ser utilidades por acción, tal como se explica en cada uno de los rubros pertinentes.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

Los efectos de los cambios de normas contables al comienzo de su primer ejercicio de aplicación han sido registrados en forma retroactiva, es decir que se han afectado los Resultados de Ejercicios Anteriores tal como se indica en la nota 15

c) Criterios de exposición contable

A partir del presente período y considerando lo requerido por la Resolución Técnica N° 8 de la FACPCE (modificada por al RT N° 19 DE LA F.A.C.P.C.E.) la sociedad procedió a cambiar la presentación de los estados contables comparativos, dado que mientras hasta el ejercicio anterior la comparación se efectuaba con el mismo período del ejercicio anterior, ahora se efectúa a nivel del estado de situación patrimonial con el del último cierre de ejercicio (31 de Diciembre de 2002) y los Estados de Resultados, de Evolución del Patrimonio Neto y de Flujo de Efectivo (antes de Origen y aplicación de Fondos) con los del mismo período del ejercicio anterior (30 de Septiembre de 2002). Cabe consignar que si bien las nuevas normas profesionales requieren readecuar los estados contables presentados con propósitos comparativos a los nuevos criterios contables adoptados, la Dirección de la Sociedad atendiendo a un concepto de practicidad, oportunidad y equilibrio entre costos y beneficios decidió no considerar tales efectos al 30 de Septiembre de 2002; en consecuencia, la comparabilidad de la información se encuentra afectada por dicha circunstancia.

d) Criterios de valuación

Los principales criterios de valuación utilizados en la preparación de los estados contables fueron los siguientes:

- Caja y bancos, inversiones corrientes, créditos por ventas, otros créditos y pasivos:

    - En moneda nacional: a su valor nominal al cierre, incluyéndose de corresponder, los intereses devengados explícitos o implícitos a dichas fechas, según corresponda, los cuales han sido determinados mediante el cálculo del valor descontado de los flujos de fondos siguiendo los criterios establecidos en la Resolución de MD N° 32/02 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, teniendo en cuenta las presentes circunstancias económicas en razón de las características actuales del mercado financiero, por lo cual se ha considerado la tasa de interés del banco de la Nación Argentina aplicable a Cajas de Ahorro.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

- En moneda extranjera: a su valor nominal en moneda extranjera más los intereses explícitos o implícitos devengados al cierre, convertidos a los tipos de cambio vigentes a dichas fechas para la liquidación de estas operaciones. Las diferencias de cambio fueron imputadas a los resultados del período o ejercicio, según corresponda.

- Otros créditos y deudas en moneda nacional (excepto saldos por impuesto diferido): han sido valuados a su valor estimado descontado de la suma a cobrar o a pagar considerando los criterios establecidos en la Resolución de MD N° 32/02 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, en virtud de lo mencionado en el primer parrafo (Caja y Bancos, Créditos por ventas, Otros Créditos y Pasivos).

- Riesgo crediticio: la Sociedad en el curso habitual de sus negocios otorga crédito a clientes, entre los cuales se incluyen terminales automotrices, los cuales representan el 99% aproximadamente del total de las ventas. La Sociedad realiza permanentemente evaluaciones crediticias de la capacidad financiera de sus clientes, para reducir el riesgo potencial de pérdidas significativas por incobrabilidad.

- Instrumentos financieros: la Sociedad no utiliza instrumentos financieros derivados. Los saldos a cobrar y a pagar derivados de sus habituales operaciones comerciales se encuentran valuados según lo indicado en los párrafos anteriores, los cuales en opinión de la gerencia de MIRGOR no difieren de su valor corriente.

- Bienes de cambio:

  - Las materias primas (incluyendo aquellas en tránsito) fueron valuadas a sus valores de reposición al cierre considerando los precios de contado para los volúmenes habituales de compra. Asimismo, los bienes importados se valúan al costo de reposición considerando el tipo de cambio vigente al cierre.

  - Los productos elaborados fueron valuados a su costo de reproducción de contado al cierre con límite en su valor neto de realización.

- Participaciones Permanentes en Sociedades:

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

- *Sociedades Art. 33 – Ley 19.550:* a su valor patrimonial proporcional de acuerdo con lo establecido por la Resolución Técnica Nro. 5 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, con las modificaciones introducidas por la Resolución Técnica N° 19, el que fue calculado en base a los estados contables al 30 de Septiembre de 2003 de Interclima S.A., sobre los cuales Pistrelli, Henry Martin, y Asociados S.R.L., ha emitido un informe de revisión limitada con salvedades determinadas e indeterminadas de fecha 10 de noviembre de 2003.

  Por otra parte, en la determinación del valor proporcional fueron considerados los ajustes necesarios para adaptar los criterios de valuación de la sociedad controlada a los de la Sociedad, entre los que se pudieron asignar el mayor valor del mercado de los bienes de uso de la controlada respecto del valor de libros, que se incluyó como valor de la inversión.

  El resultado por la participación en la Sociedad controlada se incluye en línea separada en el estado de resultados. (Ver apartado b) Impuesto a las ganancias – Impuesto a las ganancias mínimas presuntas.)

- Bienes de Uso

Los bienes de uso se encuentran valuados a su costo reexpresado hasta el 28 de Febrero de 2003 de acuerdo con lo mencionado en la nota 1.a), menos las correspondientes amortizaciones acumuladas. Las amortizaciones se calculan aplicando tasas constantes calculadas en base a la vida útil estimada de los respectivos bienes. Como parte integrante de este rubro se incluyen aquellos bienes destinados a la locación.

El valor residual contable de los bienes de uso se revisa para verificar si sufrió alguna desvalorización cuando existan hechos o haya cambios en las circunstancias que indican que el valor registrado puede no ser recuperable. Si existiese algún indicio y los valores de libro superasen el monto recuperable estimado, los activos o las actividades generadoras de fondos se reducen hasta llegar al monto recuperable. El monto recuperable para los bienes de uso equivale al valor neto de realización o al valor de uso, el que sea mayor. Al determinar el valor de uso, se efectúa una primera comparación con los flujos de fondos estimados futuros sin descontar. En el caso que el valor de los flujos de fondos fuera mayor que su valor neto de realización e inferior al valor residual contable, se efectúa una nueva comparación con el flujo descontados y el valor neto de realización para determinar cual es el valor recuperable de los bienes de uso y determinar la desvalorización a contabilizar en caso de corresponder. Las pérdidas por desvalorización se reconocen en el estado de resultados.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

- Activos Intangibles

Hasta el 31 de Diciembre de 2002 los Gastos de investigación y desarrollo y Licencias vinculadas a nuevos productos, se incluían dentro del rubro de la referencia habiendo sido valuados a su costo de reposición reexpresado hasta el 28 de Febrero de 2003 de acuerdo con lo mencionado en la nota 1.a), menos las correspondientes amortizaciones acumuladas. Estos importes se amortizan aplicando tasas constantes para extinguir dichos valores en un período de tres años a partir del lanzamiento al mercado de los nuevos productos, los cuales serán amortizados en función de la alternativa a) 2. establecida en la sección 8.2.3. de la Resolución Técnica N° 17, es decir por el plazo de vida útil remanente.

A partir de la vigencia de las nuevas Resoluciones Técnicas, mencionadas en el apartado b) de la presente nota 1. los Gastos de Investigación y Desarrollo se imputarán a los resultados del período en el que se incurran.

- Previsiones:

- Deducidas del activo:

  a) Para deudores incobrables: se han constituido para regularizar y adecuar la valuación de los créditos por ventas, sobre una base de análisis individual de aquellos que prestan índices de incobrabilidad.

  b) Desvalorización de cambio: se ha calculado teniendo en cuenta el valor recuperable de los ítems deteriorados, obsoletos o de lento movimiento.

- Incluidas en el Pasivo:

  - Para contingencias: ver nota 11

- Cuentas de patrimonio neto:

- Se encuentran reexpresadas hasta el 28 de Febrero de 2003 de acuerdo con el método descripto en el apartado a) de la presente nota, excepto la cuenta "Capital Social – Valor Nominal ", la cual se ha mantenido por su valor de origen. El ajuste derivado de su reexpresión en moneda del 31 de agosto de 1995 y del 28 de Febrero de 2003 se expone en la cuenta "Ajuste del Capital Social".

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

- Cuentas del estado de resultados

  • Las cuentas de resultados correspondientes al periodo comprendido entre el 01 de enero y el 28 de febrero de 2003 se encuentran actualizados hasta este último momento. Los movimientos entre el 01 de marzo y el 30 de septiembre de 2003 se encuentran expresados en moneda histórica.

  • Los resultados de inversiones permanentes fueron calculados de acuerdo con el método del valor patrimonial proporcional, aplicando el porcentaje de participación de la Sociedad sobre los resultados de la controlada, correspondientes al mismo período de tiempo que el de la Sociedad y deduciendo los resultados no transcendidos a terceros. Asimismo se incluyen en este concepto los ajustes necesarios para adaptar los criterios de valuación de la sociedad mencionada, a la controlada.

  • Los resultados financieros y por tenencia incluyen tanto las diferencias de cambio, como así también el resultado por tenencia de bienes de cambio, los intereses y los resultados por exposición al cambio en el poder adquisitivo de la moneda.

  • Se procedió a segregar los componentes financieros contenidos en la cuentas de resultado.

- Impuesto a las Ganancias – Impuesto a las ganancias mínimas presuntas.

  a. Situación de MIRGOR S.A.

En el presente período no se constituyó una provisión por el impuesto a las ganancias, debido a que el resultado fiscal arrojó quebranto calculado de acuerdo con las normas vigentes.

A partir del presente período y como consecuencia de la puesta en vigencia de las nuevas normas contables referidas en el apartado b) de la presente nota, el impuesto a las ganancias se contabiliza siguiendo el método diferido del pasivo, por todas las diferencias temporarias existentes a la fecha del balance general entre las bases imponibles del activo y pasivo y sus montos registrados en los presentes estados contables, tal como lo establece la Resolución Técnica N° 17 de la FACPCE.

El activo por impuesto a las ganancias diferido se reconoce cuando existan diferencias que disminuyan los impuestos futuros y quebrantos acumulados de ejercicios anteriores que no fueron utilizados, en la medida en que sea probable la existencia de ganancia

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

impositiva disponible para poder utilizar contra ellas. El valor de libros de los activos por impuesto a las ganancias diferido se revisa cada vez que se preparan los estados contables y se reduce en la medida en que ya no haya probabilidad de que exista suficiente ganancia imponible contra la cual se pueda utilizar la totalidad o una parte del activo por impuesto a las ganancias diferido.

De acuerdo con las normas del organismo de control los activos y pasivos por impuesto a las ganancias diferido son valuados a su valor nominal y cuantificados a las tasas que se espera que se apliquen al período en que se realice el activo o se cancele el pasivo considerando las normas legales sancionadas hasta la fecha de los estados contables y se exponen en el activo o pasivo no corriente, según corresponda. Las normas contables profesionales aprobadas por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, establecen que los saldos de impuesto diferido deben ser valuados a su valor descontado utilizando tasas de mercado vigentes al cierre del período o ejercicio. El efecto de dicho descuento sobre el patrimonio neto al 30 de septiembre de 2003 y el resultado por el período de nueve meses finalizado en esa fecha no ha sido significativo en relación a los presentes estados contables, teniendo en cuenta lo indicado en el siguiente párrafo.

Considerando que la empresa cuenta con quebrantos impositivos por la suma de $ 10.355.369, existe un activo por impuesto diferido de $ 3.624.378, el que ha sido desvalorizado en un 100% teniendo en cuenta las dificultades del mercado actual que asegure la probabilidad de la recuperación del activo en cuestión, con ganancias sujetas al impuesto.

Tales impuestos diferidos tienen las siguientes fechas de prescripción:

Año de Origen	Monto de Quebranto	Impuesto Diferido	Año de Prescripción
1998	59.517	20.830	2003
2000	323.527	113.234	2005
2001	119.008	41.653	2006
2002	9.853.317	3.448.661	2007
Totales	**10.355.369**	**3.624.378**	

En el periodo finalizado al 30 de septiembre de 2003, el importe determinado en concepto de impuesto a la ganancia mínima presunta fue superior al impuesto a las ganancias. En consecuencia el valor de la provisión asciende a $ 372.828, la cual fue registrada con contrapartidas en los créditos fiscales no corrientes.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

b. Situación en la controlada ICSA

Interclima S.A. no ha provisionado monto alguno en carácter de impuesto a las ganancias, por entender que están dadas las condiciones macroeconómicas de la Argentina para practicar el Ajuste por Inflación Impositivo, previsto en la ley del gravamen.
La Empresa confeccionó y presentó la declaración jurada correspondiente al gravamen por el período fiscal 2002, conteniendo dicho ajuste, lo cual llevó a determinar un quebranto aproximado de $5.200.000.

De no practicarse el ajuste por inflación impositivo, la Empresa hubiera determinado por el ejercicio 2002, un impuesto a las ganancias, de aproximadamente $ 384.342, (luego del cómputo de quebrantos de períodos anteriores), y de $ 274.331 por el período en curso.

Interclima S.A. interpuso un recurso ante el Poder Judicial a los efectos de contar con la protección jurisdiccional correspondiente, al entender que debido a la alta inflación que afectó al ejercicio 2002 debe dejarse sin efecto el artículo 39 de la ley N° 24.073 del año 1992, que estableció el índice aplicable para el ajuste por inflación impositivo en el valor de 1.00 (uno) y suspendió en los hechos tal ajuste en la base imponible, incorporado a la legislación en un contexto económico totalmente distinto al del ejercicio 2002. En consecuencia, dicho pasivo ($ 658.673) no ha sido registrado en los estados contables al 30 de Septiembre de 2003, sin embargo, a partir del presente período la empresa consideró para la evaluación de la inversión dicha contingencia. Teniendo en cuenta que se trata de un cambio de criterio de medición, dicho menor valor al inicio del ejercicio ($ 384.342) fue considerado como un Ajuste de Resultados de Ejercicios Anteriores.

Con fecha 17 de Julio de 2003, el juez que entiende en la causa hizo lugar a la medida cautelar solicitada por la compañía ordenando al Estado Nacional que se abstenga de iniciar cualquier procedimiento administrativo o judicial, de efectuar cualquier clase de reclamo, intimación o denuncia así como de aplicar cualquier sanción fundado en la supuesta prohibición del ajuste por inflación.

- Estado de flujo de efectivo

De acuerdo con lo previsto en la Resolución Técnica N° 19 de la FACPCE, se incluye como estado básico el Estado de Flujo de Efectivo. La Sociedad preparó dicho estado de acuerdo con el método indirecto, partiendo del resultado neto y sumándole o deduciéndole, según corresponda, aquellas partidas que intervinieron en su determinación pero que no afectaron los fondos y los cambios en activos y pasivos, como así también los flujo neto de efectivo "generados por" o "utilizados en" las actividades de

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

"inversión" y de "financiación". La Sociedad ha considerado como concepto de "efectivo" al, efectivo más las inversiones de rápida conversión en efectivo (colocaciones originales menores a tres meses de plazo).

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	30/09/2003	31/12/2002
ACTIVO CORRIENTE		
Caja y Bancos		
Caja y fondo fijo moneda nacional	12,983	10,236
Caja moneda extranjera - Anexo G	160,204	46,551
Bancos moneda nacional	3,512,672	7,789,049
Bancos moneda extranjera - Anexo G	8,692,109	294,750
	12,377,968	8,140,586
Inversiones Temporarias		
Titulos y Acciones - Anexo C	587	591
Caja de ahorro y otros en moneda ext. - Anexo G	0	5,063,401
Caja de ahorro en moneda nacional y otros	960	967
	1,547	5,064,959
Créditos por ventas		
Deudores por ventas	10,359,822	8,205,955
Previsión deudores incobrables - Anexo E	(85,587)	(85,114)
	10,274,235	8,120,841
Créditos fiscales		
IVA crédito fiscal	113,171	883,273
Otros	0	23,530
	113,171	906,803
Otros Créditos		
Documentos a Cobrar - Anexo G	724,980	1,513,368
Intereses a Devengar - Anexo G	(99,815)	(78,248)
Otros	714,072	429,204
	1,339,237	1,864,324

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	30/09/2003	31/12/2002
Bienes de cambio		
Productos elaborados	8,210,724	11,096,316
Materia prima	24,485,206	30,047,273
Materia prima en tránsito	3,707,511	2,915,940
Existencia al cierre	36,403,441	44,059,529
Anticipo a proveedores en moneda nacional - Nota 8	422,070	785,426
Anticipo a proveedores en moneda extranjera - Anexo G	648,713	759,267
Previsión para desvalorización - Anexo E	(6,128,814)	(6,829,627)
	31,345,410	38,774,595
ACTIVO NO CORRIENTE		
Créditos Fiscales		
Ahorro obligatorio	7,821	7,879
I.V.A. Crédito fiscal	320,505	321,286
Impuesto a la ganancia Mínima Presunta	1,392,247	1,273,669
Beneficios promocionales a cobrar - Nota 5.c)	901,009	925,103
Otros	110,997	115,269
	2,732,579	2,643,206
Otros Créditos		
Reintegros a cobrar en moneda nacional - Nota 5	919,770	926,583
Documentos a Cobrar - Anexo G	2,356,185	3,410,035
Intereses a Devengar - Anexo G	(291,126)	(469,490)
	2,984,829	3,867,128

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	30/09/2003	31/12/2002
PASIVO CORRIENTE		
Deudas:		
Comerciales		
En moneda local	5,612,233	5,307,147
En moneda extranjera - Anexo G	7,490,096	4,883,087
	13,102,329	10,190,234
Remuneraciones, Cargas Sociales y Fiscales		
Deudas sociales	829,483	468,278
Deudas fiscales	588,339	547,183
	1,417,822	1,015,461
Préstamos		
Financieros en monera local	3,826,534	4,948,206
Financieros en monera extranjera - Anexo G	4,110,174	4,509,748
	7,936,708	9,457,954
Anticipos de clientes		
En monera local	1,798,553	0
En monera extranjera - Anexo G	1,582,191	6,423,746
	3,380,744	6,423,746
Otras		
Sociedad Art. 33 Ley 19.550 -Nota 8	74,648	1,304,812
Otras - Anexo G	164,586	154,602
	239,234	1,459,414
PASIVO NO CORRIENTE		
Deudas		
Préstamos		
Financieros en monera local	1,620,868	2,807,948
Financieros en monera extranjera - Anexo G	9,108,300	14,028,757
	10,729,168	16,836,705

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	30/09/2003	30/09/2002
OTROS INGRESOS Y EGRESOS		
Diferencia de inventario	(890,743)	0
Otros	(179,794)	808,293
	(1,070,537)	808,293

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO

a) Estado de Capitales

De acuerdo con lo dispuesto por la modificación al estatuto de la Sociedad, aprobado por la Asamblea General Extraordinaria de Accionistas del 27 de mayo de 1994, el capital de la Sociedad se incrementó de 3,20 a 2.000.000-

El mismo está representado por 20.000.000 de acciones ordinarias escriturales, de valor nominal 0,10 y se encuentra totalmente inscripto, suscripto e integrado.

Las acciones de la Sociedad fueron convertidas en tres clases, como se detalla a continuación:

Clase de acciones	Votos
Clase "A"	Con derecho a tres (3) votos c/u.
Clase "B"	Con derecho a tres (3) votos c/u.
Clase "C"	Con derecho a un (1) voto c/u.

Cada una de las acciones Clases A, B y C tienen los mismos derechos para el cobro de dividendos.

La estructura del capital al 30 de Septiembre de 2003 y 30 de Septiembre de 2002, era la siguiente:

Clase de acciones	Cantidad
Clase "A"	5.200.000
Clase "B"	5.200.000
Clase "C"	9.600.000
TOTAL	20.000.000

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO - Continuación

b) Otras reservas – para futuros dividendos.

Se incluye en este rubro las decisiones de las Asambleas de Accionistas del 24 de mayo de 1995, del 22 de mayo de 1998 y 29 de abril de 1999, las que aprobaron la constitución de una reserva para futuros dividendos de 18.784.406, 7.693.924 y 8.353.403, respectivamente; quedando a disposición del Directorio para que éste, de considerarlo oportuno, la afectara al pago de Dividendos en efectivo. Con fecha 14 de julio de 1995, 12 de mayo de 1998, 12 de julio de 1999, 13 de diciembre de 1999, el 18 de julio de 2000 y el 15 de diciembre de 2000, el Directorio aprobó los pagos de 9.368.077, de 9.342.622, de 3.846.962, de 3.846.962, de 4.176.701 y de 4.176.701 respectivamente.

NOTA 4 – APERTURA DE RESULTADOS FINANCIEROS Y POR TENENCIA

La composición del rubro por los períodos finalizados el 30 de Septiembre de 2003 y de 2002, fue la siguiente:

	2003 Generados por		2002 Generados por	
	Activos (Pérdida) Ganancia	Pasivos (Pérdida) Ganancia	Activos (Pérdida) Ganancia	Pasivos (Pérdida) Ganancia
Intereses	535,530	(1,302,567)	60,988	2,288,981
Diferencia de cambio	(769,985)	4,268,165	(4,158,838)	(16,169,846)
Resultado por tenencia				
- Bienes de cambio - Anexo F	(3,743,796)		18,953,761	
- Previsiones - Anexo E	425,829		(2,972,383)	
Resultado por exposición al cambio en el poder adquisitivo de la moneda	(260,408)	356,436	(6,810,799)	2,444,719
- Inversiones corrientes y créditos fiscales - Nota 5.c	(17,292)		(395,279)	
Subtotal	(3,830,122)	3,322,034	4,677,450	(11,436,146)
Total	(508,088)		(6,758,696)	

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 5 – REGIMEN IMPOSITIVO

Por los bienes y actividades desarrolladas en la Provincia de Tierra del Fuego la Sociedad se encuadra en los siguientes Regímenes:

- De promoción Industrial, establecido por la Ley Nacional N°19.640 del año 1972, por desarrollar actividades en la Provincia de Tierra del Fuego. En tal sentido, la Sociedad goza de ciertos beneficios impositivos y aduaneros hasta el año 2013, que incluyen:

  a) Impuesto a las Ganancias: Mediante el Decreto N°1395/94 el Poder Ejecutivo Nacional estableció que, a partir del 1° de septiembre de 1994, debe atribuirse como renta exenta del impuesto a las ganancias (cuya alícuota actual es del 35%) por las utilidades imputables a esa Provincia, el 85% (ver efecto del Decreto 615/97) del precio de venta al cliente.

  b) Impuesto al valor agregado (IVA): las ventas de la Sociedad están gravadas por el IVA a la tasa del 21% a partir de abril de 1995, que es cobrado a los clientes de Mirgor S.A.C.I.F.I.A.

  El Decreto N°1395/94 dispuso que el crédito fiscal presunto, computable a partir del 1° de septiembre de 1994, equivale al que resulte de aplicar la tasa del gravamen sobre el 61,11% (ver efecto del Decreto 615/97) del precio neto de venta al cliente. Por lo tanto, la obligación tributaria se redujo al 8% del mismo a partir de abril de 1995.

  c) Por medio de la Ley N°23.697 el Gobierno Nacional suspendió los beneficios tributarios durante los años 1989 y 1990. Como resultado de ello, la Sociedad efectuó pagos en concepto de Impuesto a los Capitales e Impuesto al Valor Agregado que, de acuerdo con la citada Ley, les serían reembolsados a través de bonos de crédito fiscal.

  La Resolución General N°3838/94 de la Dirección General Impositiva reglamentó la forma para obtener los señalados bonos (certificados de crédito fiscal), la Sociedad contabilizó oportunamente dichos créditos por 1.511.787,90 (valor histórico sin reexpresar), en virtud de la diferencia surgida entre el importe originalmente contabilizado y la suma solicitada con fecha 27 de junio de 1995 de acuerdo con las normas de valuación de dicha resolución.

  Con fecha 17 de septiembre de 1996 la Dirección General Impositiva notificó del dictamen en el cual reconoció un monto superior a favor de la Sociedad (2.194.141,99) (valor histórico sin reexpresar) como consecuencia de la aplicación en la actualización de un índice del mes anterior al utilizado por la Sociedad en la presentación original. Asimismo con respecto a la devolución de IVA – Proveedores queda registrado un crédito por 148.853,37 (valor histórico sin reexpresar) a ser tramitado por el régimen de recupero de IVA por exportación.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 5 – REGIMEN IMPOSITIVO – Continuación

Teniendo en consideración que el 2 de mayo de 1996, el Ministerio de Economía y Obras y Servicios Públicos emitió la Resolución N°580/96, y que se trata de créditos anteriores al 1° de abril de 1991, la Sociedad decidió registrar el crédito reconocido al valor de cotización, vigente al cierre de cada período, de los Bonos de Consolidación de Deuda emitidos de conformidad con la Ley 23.982 y sus disposiciones reglamentarias.

Con fecha 19 de mayo de 1997, la Sociedad fue notificada por parte de la DGI de la conformidad provisoria del monto indicado en los apartados anteriores.

d) Derechos aduaneros (que para la Sociedad resulta aproximadamente el 15%) y la tasa de estadística (equivalente al 3%): de todos los insumos importados empleados para sus operaciones en Tierra del Fuego que por los beneficios otorgados por la Ley 19.640 no son abonados.

e) El ahorro obtenido por la Sociedad por los conceptos señalados en los apartados b) y d) son los siguientes:

	Períodos Finalizados el 30 de Septiembre de	
	2003	2002
Impuesto al Valor Agregado	9,007,533	11,083,109
Derechos aduaneros y tasa de estadística (montos aproximados)	5,831,482	6,817,688

Si bien la localización en la Provincia de Tierra del Fuego implica para la Sociedad gozar de los beneficios promocionales descriptos en los párrafos anteriores, tal situación origina por otra parte, incurrir en mayores costos tales como: salarios, comunicaciones, fletes, alquileres, viajes, etc.

El Decreto N°615/97 de fecha 7 de julio de 1997, modificatorio del Decreto N°1395/94 restituyó ciertos beneficios impositivos otorgados al amparo de la Ley de Promoción Industrial. En virtud de dicho decreto, el crédito fiscal presunto computable a partir del 1° de agosto de 1997, en el Impuesto al Valor Agregado equivale al que resulte de aplicar la tasa del gravamen (vigente al momento de la venta) sobre el precio neto de la venta al cliente. Asimismo, modificó el criterio en el impuesto a las Ganancias,

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 5 – REGIMEN IMPOSITIVO – Continuación

dado que las ventas realizadas desde la Pcia. de Tierra del Fuego al Territorio Continental de la Nación gozan de la exención del 100% del impuesto previsto en el inciso a) del Art. 4° de la Ley 19.640.

Los beneficios derivados de la presente nota no requieren para la sociedad el cumplimiento de compromisos adicionales, excepto la realización de las actividades pertinentes en Tierra del Fuego.

Con relación a los reintegros a cobrar en moneda nacional por exportaciones realizadas del continente a la Isla de Tierra del Fuego, debido a demoras en el pago por parte del Estado Nacional, la sociedad presentó una serie de solicitudes para el cobro de los mismos ante la Dirección General de Aduanas (Sección Regímenes Promocionales). A la fecha de emisión de los presentes Estados Contables, si bien se dictaron resoluciones denegatorias en las etapas administrativas, los asesores legales de la Sociedad entienden que las operaciones se realizaron dentro del marco de la ley 19640 y por ende les corresponde la percepción de los reintegros que la normativa vigente prescribe. Dichas resoluciones denegatorias fueron impugnadas por lo cual las actuaciones se encuentran dentro de la Dirección de Legal y Técnica Aduanera a los efectos de producir dictamen.

- De competitividad, establecido por el Decreto Nacional N° 730/01 a los efectos de mejorar la competitividad y la generación de empleo en el país. Los principales beneficios que se establecieron para las empresas adheridas se detallan a continuación:
  a) Exención total del impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario;
  b) Exención total del impuesto a la ganancia mínima presunta;
  c) Cómputo como crédito fiscal en el impuesto al valor agregado de los montos abonados en concepto de contribuciones patronales sobre la nómina salarial con destino al Sistema Unico de Seguridad Social (SUSS).

Los beneficios indicados en a) tienen vigencia a partir del 31 de Agosto de 2001, los señalados en b) y c) a partir del 1° de Julio de 2001. En los casos a) y b) el goce de los beneficios finalizaron el 30 de Junio de 2003; y el señalado en c) finalizó el 30 de Noviembre de 2001.

NOTA 6 – CLIENTES SIGNIFICATIVOS Y ACUERDOS DE LICENCIA

Por los períodos finalizados al 30 de Septiembre de 2003 y 2002, las ventas de la Sociedad a sus clientes más significativos fueron las siguientes:

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 6 – CLIENTES SIGNIFICATIVOS Y ACUERDOS DE LICENCIA - Continuación

	2003	2002
Volkswagen Argentina S.A.	54%	56%
Renault Argentina S.A.	17%	8%
General Motors Argentina.	12%	14%
Mercedez Benz	7%	6%
Peugeot Citroen Argentina S.A	7%	8%

Una significativa parte de los productos de la Sociedad son realizados bajo acuerdos de licencia con Valeo Thermique Habilitacle.

NOTA 7 – SOCIEDAD CONTROLANTE

Sociedad Controlante: II Tevere S.A.
Domicilio legal: Paseo Colon 221, Piso 2 – Capital
Actividad principal: Inversora en acciones de otras sociedades.
Porcentaje de votos: 76,47%
Porcentaje de acciones: 52%

Con fecha 15 de julio de 1996 quedó concretada la transferencia del 40% de las acciones de II Tevere S.A. a favor de Valeo Climatisation, quien en forma indirecta participa del 20,8% del capital de MIRGOR S.A.C.I.F.I.A. y del 30,59% de los votos. El 6 de marzo de 1998, se concretó la transferencia del 10% de las acciones de II Tevere S.A. a favor de Valeo Climatisation; por lo cual la participación en MIRGOR S.A.C.I.F.I.A. se incrementó al 26%.

NOTA 8 – OPERACIONES CON SOCIEDADES ART. 33 – LEY N°19.550

En el transcurso de los períodos finalizados el 30 de Septiembre de 2003 y 2002, la Sociedad ha realizado operaciones de compras de mercaderías y otras operaciones con su controlada por (1.471.082) y (673.017) respectivamente. –

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 8 – OPERACIONES CON SOCIEDADES ART. 33 – LEY N°19.550 - Continuación

Con fecha 20 de agosto de 1998, el Directorio de la Sociedad, decidió efectuar un aporte irrevocable para futuros aumentos de capital, por la suma de 3.000.000, en INTERCLIMA S.A., a través de parte de la deuda que dicha compañía mantenía con la Sociedad.
Asimismo con fecha 29 de noviembre de 1999 el Directorio de la Sociedad decidió efectuar otro aporte irrevocable para futuros aumentos de capital, por la suma de 4.500.000, en INTERCLIMA S.A., a través de la deuda que dicha compañía mantenía con la Sociedad.

Al 30 de Septiembre de 2003 y al 31 de Diciembre de 2002 los saldos a favor de MIRGOR y/o INTERCLIMA S.A. ascendían a:

	2003	2002
Anticipos a Proveedores – Corriente	0	49.476
Otras Deudas – Corrientes	(74.648)	(1.304.812)
TOTAL	(74.648)	(1.255.336)

NOTA 9 – RETENCION DE IMPUESTO A LAS GANACIAS SOBRE DIVIDENDOS

Cuando se configure el pago de dividendos en exceso de la ganancia gravada conforme a las disposiciones de la ley de Impuesto a las Ganancias, se deberá retener con carácter de pago único y definitivo, el 35% sobre el referido excedente. En función del artículo sin número siguiente al artículo 69 de la mencionada Ley, la Sociedad no se encuentra obligada a efectuar retención alguna por este concepto.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 10 - LIBROS RUBRICADOS

Se detallan a continuación los libros con fecha de rúbrica posterior al de las operaciones respectivas:

Diario N°	Fecha de rúbrica	Operaciones del periodo
37	21 de Febrero de 2003	01/07/02 al 28/08/02
38	21 de Febrero de 2003	28/08/02 al 30/09/02
39	11 de Marzo de 2003	01/10/02 al 22/11/02
40	11 de Marzo de 2003	23/11/02 al 31/12/02
41	6 de Mayo de 2003	01/01/03 al 28/02/03
42	1 de Julio de 2003	28/02/03 al 14/04/03
43	1 de Julio de 2003	14/04/03 al 30/05/03
44	23 de Julio de 2003	30/05/03 al 22/07/03
45	23 de Julio de 2003	22/07/03 al 02/09/03
46	22 de Septiembre de 2003	02/09/03 al 30/09/03

NOTA 11 – ACONTECIMIENTOS ECONOMICOS SIGNIFICATIVOS RECIENTES

A partir de comienzos de diciembre de 2001, las autoridades nacionales implementaron diversas medidas de carácter monetario y de control de cambios, que comprendían principalmente la restricción a la libre disponibilidad de los fondos depositados en las entidades bancarias y la imposibilidad práctica de realizar transferencias de fondos al exterior, con excepciones vinculadas al comercio exterior y otras transacciones autorizadas, las cuales se encuentran en algunos casos sujetas a la previa aprobación del Banco Central de la República Argentina (BCRA). Posteriormente, el Gobierno declaró el incumplimiento del pago de los servicios de la deuda externa y, el 6 de enero de 2002, el Congreso Nacional sancionó la ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario que implicó un profundo cambio del modelo económico vigente hasta ese momento y la modificación de la ley de convertibilidad vigente desde marzo de 1991, y que faculta al Poder Ejecutivo, entre otros aspectos, a sancionar medidas adicionales de carácter monetario, financiero y cambiario conducentes a superar la actual crisis económica en el mediano plazo.

El Decreto N° 71/2002 del Poder Ejecutivo y la Comunicación "A" 3425 y sus modificatorias, del Banco Central de la República Argentina ("BCRA"), establecieron un mercado de cambios "oficial", básicamente para exportaciones y ciertas importaciones y obligaciones financieras y otro "libre" para el resto de las operaciones. La paridad del mercado "oficial" fue establecida en 1,40 por dólar y la cotización del mercado "libre" al cierre del primer día de reapertura del mercado cambiario (11 de enero de 2002), que había estado suspendido desde el 23 de diciembre de 2001, osciló entre 1,60 y 1,70 pesos por cada dólar, tipo vendedor.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 11 - ACONTECIMIENTOS ECONOMICOS SIGNIFICATIVOS RECIENTES –Continuación

Posteriormente, se emitieron diversas normas, que introdujeron modificaciones adicionales a la nueva normativa vigente, entre las que cabe mencionar: la unificación del mercado cambiario en un mercado "libre", la pesificación de los depósitos en dólares mantenidos en instituciones financieras del país al tipo de cambio de 1,40 pesos por cada dólar, y de todas las obligaciones expresadas en dicha moneda, contraídas al 6 de enero de 2002 en el país, al tipo de cambio de 1 peso por cada dólar, la pesificación de las tarifas de los servicios públicos anteriormente pactadas en dólares y su posterior renegociación caso por caso, la autorización previa del BCRA para realizar ciertas transferencias al exterior por servicios de capital e intereses, la suspensión de los despidos sin justa causa que vencerá a principios de 2003 y la suspensión de las causales de disolución por pérdida del capital social y reducción obligatoria del mismo establecidas en la Ley de Sociedades Comerciales.

Cabe aclarar que en la elaboración de los estados contables la gerencia ha tenido especial consideración el espíritu de los Decretos 214/2002, 410/2002 y Resolución A3561 del BCRA (modificatoria de la A3507) en lo que se refiere a la moneda en la cual deben ser cancelados los pasivos en dólares estadounidenses. Sin embargo, las normas referidas generan diversas interpretaciones en cuanto al criterio de determinación de los pasivos que quedaron encuadrados en la pesificación de las deudas. En este sentido, a la fecha de emisión de los presentes estados contables la empresa se encuentra en la instrumentación final (firma del acuerdo definitivo) del último de los contratos.

Teniendo en cuenta los comentarios vertidos en los párrafos anteriores y considerando las expectativas del desenvolvimiento de las negociaciones con las entidades financieras, la Dirección de la sociedad ha decidido registrar una previsión para contingencias financieras por la suma de $ 163.780, la cual no debería diferir en forma significativa del resultado final esperado. Dicha contingencia ha sido registrada con cargo a los resultados del ejercicio 2002 e incluida en los Resultados financieros y por tenencia – intereses reales -, siendo su contrapartida las previsiones para contingencias del pasivo corriente.

Al mismo tiempo la Empresa y su controlada mantienen créditos fiscales, reintegros a cobrar y otros créditos contra el Estado por la suma de $ 8,3 millones expuestos en el activo no corriente cuya recuperación futura depende tanto de las probabilidades del Estado Nacional en revertir la declaración de falta de pago de su deuda, así como también de la generación de ingresos sujeto a impuestos, los cuales se encuentran afectados por el marco de incertidumbre del Mercado Argentino en general.

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 12 – PRESTAMOS BANCARIOS – RESTRICCIÓN A LA DISTRIBUCIÓN DE UTILIDADES

La Sociedad mantiene un préstamo bancario con el Citibank N.A. por la suma de U$S 840.000, a un plazo de 28 meses con pago de intereses conforme la tasa LIBOR más un 6% en forma mensual y con el Banco Francés BBVA por la suma de U$S 1.000.000 a pagar en 14 cuotas mensuales con un interés de tasa LIBOR a 30 días más 500bp. La contratación de estos préstamos implica para la Sociedad el cumplimiento de ciertas condiciones y requisitos, especialmente aquellas referidas al mantenimiento de ciertas ecuaciones en sus estados contables medidos en forma trimestral, destacándose entre ellas las destinadas a medir la relación entre algunos pasivos y los intereses pagados, como así también el mantenimiento de limites en el endeudamiento contraído por la Compañía, que en el caso del préstamo con el Citibank N.A., el que no puede superar la suma de U$S 25 millones. Por otra parte la Compañía se comprometió a no distribuir dividendos durante la vigencia del préstamo y a no realizar cancelaciones anuales al B.N.P. mayores al 25% del total de la deuda que la sociedad posee con dicha entidad al momento de la reestructuración. Asimismo, en otras líneas de crédito la Sociedad se encuentra asumiendo otros compromisos habituales en este tipo de reestructuración.

NOTA 13 – IMPUESTO A LAS GANANCIAS

La alícuota de impuesto a las ganancias aplicable no ha tenido variaciones en el período bajo consideración.

La conciliación de los gastos por impuesto a las ganancias aplicable a las ganancias por actividades operativas antes de impuesto a las ganancias a la alícuota legal con el gasto por impuesto a las ganancias a la alícuota efectiva de impuesto a las ganancias por el período finalizado el 30 de Septiembre de 2003 fue la siguiente:

	$
- Pérdida por actividades operativas antes de impuesto a las ganancias	(3,704,617)
A la alícuota legal de impuesto a las ganancias	1,296,616
- Variación de la previsión por desvalorización de diferencias temporarias	
Previsión para desvalorización	345,108
Previsión para contingencias	(29,984)
Diferencia de cambio diferida	(111,106)
Otros	(21,121)
Subtotal	182,897

NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 13 – IMPUESTO A LAS GANANCIAS – Continuación

- Resultado no sujeto a impuesto

Diferencias permanentes:	
Actividad Area Aduanera Especial	(1,396,654)
Resultado inversiones permanentes	255,247
Subtotal	(1,141,407)
Aumento de la previsión para el crédito por impuesto diferido	(338,106)
Impuesto a Resultados	0

NOTA 14 –UTILIDAD POR ACCION

Las utilidades por acción (básica y diluida) se calculan dividiendo el resultado neto del periodo asignable a las acciones ordinarias por el promedio ponderado de acciones ordinarias en circulación durante el mismo período. No se han producido operaciones que involucren acciones ordinarias o posibles acciones ordinarias desde la fecha de la emisión de la información y hasta la finalización de estos estados contables.

NOTA 15 –MODIFICACION DE RESULTADOS DE EJERCICIOS ANTERIORES

Durante el presente período y como consecuencia de la aplicación de las nuevas normas contables vigentes a partir del 1 de enero de 2003, tal como se indica en la nota 1b), la Sociedad ha registrado dicho impacto en los resultados acumulados al 31 de Diciembre de 2002.

El impacto total ascendió a $ 1.928.327 pérdida y se relaciona en su mayoría con la valuación de los créditos y deudas al valor actual neto del importe a cobrar o a pagar según corresponda y con el reconocimiento de débitos a proveedores. A dicho importe corresponde adicionarle la suma de $ 384.342 por el ajuste indicado en la nota 1.b.

RECEIVED
2004 JUL 14 P 3: 34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MIRGOR

Buenos Aires, june 22nd, 2004

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Special Counsel, Office of International Corporation Finance

Mirgor S.A.C.I.F.I.A.
Re: Rule 12g3-2(b) File N1 82-3941

Dear Sir or Madam:

On behalf of Mirgor S.A.C.I.F.I.A., enclosed please find one copy of the financial statements of Mirgor S.A.C.I.F.I.A. as of and for the three month period of the fiscal year N° 34, ended on march 31, 2004, together with an English translation thereof. The enclosed information is being furnished to the Securities and Exchange Commission (the Commisision) pursuant to the exemption from the Securities Exchange Act of 1934 (the Exchange Act) afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Mirgor S.A.C.I.F.I.A. is subject to the Exchange Act.

Very truly yours,

Lic. Roberto G. Vazquez
President

Guayaquil 4301 (B1766FJI) La Tablada - Buenos Aires - Tel.: 4454-2800/20 - Fax: (54-11) 4454-2829
Planta: Einstein 1111 (9420) Río Grande - Tierra del Fuego - Tel.: 02964-432610
Planta: Camino a Despeñaderos Km. 6,5 Esq. Calle Río Tercero (5000) Córdoba - Tel.: 0351-494-0206/0120
VALEO JOINT VENTURE

MIRGOR

SOCIEDAD ANÓNIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA.

EINSTEIN 1111 – RIO GRANDE

TIERRA DEL FUEGO

ESTADOS CONTABLES POR EL PERIODO INICIADO

EL 1° DE ENERO Y FINALIZADO EL 31 DE MARZO DE 2004

CONJUNTAMENTE CON EL INFORME DE REVISION LIMITADA

Y DE LA COMISIÓN FISCALIZADORA.

DIRECTORIO

MIRGOR S.A.C.I.F.I.A.

PRESIDENTE

Lic. Roberto Gustavo Vázquez

VICEPRESIDENTE

Sr. José Fara

DIRECTORES TITULARES

Sr. Sergio Vélez
Sr. André Gold
Sr. Alejandro Carrera

DIRECTORES SUPLENTES

Sr. José Luis Caputo
Sr. Bernard Clapaud
Sr. Emmanuel Lemaitre
Sr. Eduardo Garcia Terán
Sr. Martín Basaldúa

COMISIÓN FISCALIZADORA

Síndicos Titulares

Dr. Aldo Carugati
Dr. Karén Grigorian
Dr.Enrique Crespi

Síndicos Suplentes

Dr.Pablo Moreno
Dr.Gabriel Casella
Dr.Benjamín Harriague

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

INFORME DE REVISIÓN LIMITADA DE ESTADOS CONTABLES DE PERIODOS INTERMEDIOS

A los Señores Directores de
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

1. Hemos efectuado una revisión limitada del estado de situación patrimonial adjunto de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria al 31 de marzo de 2004 y los correspondientes estados de resultados, de evolución del patrimonio neto y de flujo de efectivo por el período de tres meses finalizado en esa fecha. Asimismo, hemos efectuado una revisión limitada del estado de situación patrimonial consolidado adjunto de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada al 31 de marzo de 2004 y los correspondientes estados consolidados de resultados y de flujo de efectivo por el período de tres meses finalizado en dicha fecha, que se exponen como información complementaria. Dichos estados contables son responsabilidad de la Dirección de la Sociedad.

2. Nuestra revisión fue realizada de acuerdo con las normas de la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas aplicables a la revisión limitada de estados contables de períodos intermedios. De acuerdo con dichas normas, una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de una revisión es sustancialmente menor al de una auditoría de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión.

3. Tal como se indica en la Nota 10 a los estados contables mencionados en el apartado 1., la Sociedad y su Sociedad controlada poseen al 31 de marzo de 2004, créditos fiscales correspondientes al Impuesto a la ganancia mínima presunta y al Impuesto al valor agregado por un total de $4.992.000 y créditos a cobrar con el Estado por $3.226.000. La valuación y la recuperabilidad de dichos créditos dependen de la generación de utilidades impositivas futuras por parte de las Sociedades y de la reestructuración de la deuda pública que el Estado Argentino realice; todo ello en el marco de la evolución de la crisis económica referida en la Nota 10. A la fecha de emisión de los estados contables adjuntos, no es posible determinar la valuación y la recuperabilidad de los mencionados créditos.

4. Basados en nuestra revisión, no hemos tomado conocimiento de ninguna modificación significativa que deba efectuarse a los estados contables mencionados en el párrafo 1. para que los mismos estén presentados de conformidad con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina, y las normas pertinentes de la Ley de Sociedades Comerciales y de la Comisión Nacional de Valores. Esta manifestación debe ser leída considerando las incertidumbres descriptas previamente en el párrafo 3 cuya resolución no puede determinarse a la fecha de este informe.

5. En relación con el estado de situación patrimonial de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada al 31 de diciembre de 2003 y a los estados de resultados, de evolución del patrimonio neto y de flujo de efectivo de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada por el período de tres meses finalizado el 31 de marzo de 2003, presentados con propósitos comparativos, informamos que:

   (a) Hemos emitido con fecha 10 de marzo de 2004 un informe de auditoría de los estados contables de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada al 31 de diciembre de 2003, el cual incluyó salvedades (a) indeterminadas en relación con la recuperabilidad de ciertos créditos fiscales y con el Estado Nacional, (b) determinadas por no considerar los efectos de las variaciones en el poder adquisitivo de la moneda, originados en el período comprendido entre el 1 de marzo y 30 de septiembre de 2003 en la determinación del resultado del ejercicio, la evolución del patrimonio neto y el flujo de efectivo, y (c) por uniformidad en relación con los cambios de criterio requeridos por las nuevas normas contables, con los que estamos de acuerdo. No hemos auditado ningún estado contable a ninguna fecha y por ningún período posterior al 31 de diciembre de 2003.

   (b) Hemos emitido con fecha 19 de mayo de 2003 un informe de revisión limitada de los estados contables de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria y su sociedad controlada por el período de tres meses finalizado el 31 de marzo de 2003, el cual incluyó (a) una salvedad determinada por la falta de reconocimiento de la provisión por el impuesto

a las ganancias de la sociedad controlada, y (b) párrafos de énfasis por incertidumbre relacionados con (b.1) la recuperabilidad de ciertos créditos fiscales y con el Estado Nacional, y (b.2) los efectos que eventualmente podrían derivarse del proceso de renegociación e instrumentación final de los acuerdos con las entidades financieras acreedoras de la Sociedad. Durante el ejercicio finalizado el 31 de diciembre de 2003, se resolvió la incertidumbre mencionada en (b.2), habiendo la Sociedad completado el proceso de negociación e instrumentación de los acuerdos con las entidades financieras y, asimismo, la Sociedad ha considerado la obligación contingente mencionada en (a) en la valuación de su inversión en la sociedad controlada, modificando los estados contables al 31 de marzo de 2003 que ahora se presentan con propósitos comparativos.

6. En cumplimiento de disposiciones vigentes, informamos que:

a) Los estados contables mencionados en el párrafo 1. se encuentran asentados en el libro Inventarios y Balances.

b) Los estados contables de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria surgen de registros contables llevados, en sus aspectos formales, de conformidad con las normas legales vigentes, excepto por lo indicado en la nota 9 a los estados contables adjuntos.

c) La información contenida en los puntos 2. y 3. de la "Reseña Informativa por el período finalizado el 31 de marzo de 2004" y en los puntos 3, 4 y 5 de las "Notas Complementarias a los estados contables al 31 de marzo de 2004 requeridas por el art. 68 del Reglamento de la Bolsa de Comercio de Buenos Aires", presentada por la Sociedad para cumplimentar las normas de la Comisión Nacional de Valores y de la Bolsa de Comercio de Buenos Aires, surge de los estados contables al 31 de marzo de 2004 y 2003 adjuntos y al 31 de marzo de 2002, 2001 y 2000 (luego de dar efecto a la reexpresión en moneda constante hasta el 28 de febrero de 2003 tal como se detalla en la nota 1.a) a los estados contables adjuntos), que no se incluyen en el documento adjunto, sobre los cuales emitimos nuestros informes de fechas 22 de mayo de 2002, 11 de mayo de 2001 y 11 de mayo de 2000, respectivamente, a los cuales nos remitimos y que deben ser leídos con este informe conjuntamente. La información correspondiente a los períodos finalizados el 31 de marzo de 2002, 2001 y 2000 no fue modificada por la Dirección de la Sociedad para incorporar los cambios en los criterios de medición establecidos por las normas contables vigentes a partir del 1° de enero de 2003.

ERNST & YOUNG

d) Al 31 de marzo de 2004, la deuda devengada en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones, que surge de los registros contables de la Sociedad, asciende a $116.022, no siendo exigible a esa fecha.

Ciudad Autónoma de Buenos Aires,
11 de Mayo de 2004

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. – R.A.P.U. T° I F° 13

Adolfo Lázara (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.A.B.A. T° LXIX F° 174

DOMICILIO LEGAL: Einstein 1111 – Río Grande – Tierra del Fuego.
Actividad Principal de la Sociedad: Manufactura de acondicionadores de aire para rodados.
Fecha de Inscripción en el Registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la última reforma del estatuto: 22 de agosto de 1997.

Fecha de finalización del plazo de duración: 31 de mayo de 2070.

EJERCICIO ECONOMICO N°34, INICIADO EL 1 DE ENERO DE 2004
RESEÑA INFORMATIVA
Por el periodo finalizado el 31 de MARZO de 2004
(Cifras expresadas en pesos – ver Nota 1).

1. BREVE COMENTARIO SOBRE ACTIVIDADES DE LA SOCIEDAD EN EL PERIODO (*).

Los buenos resultados que viene obteniendo la economía del país en términos de reactivación se han trasladado también a la industria automotriz.
La mayor confianza de los consumidores se ve respaldada por la reaparición del crédito a tasas menores que las existentes durante la convertibilidad.

Las estadísticas de producción de vehículos para el primer trimestre del año muestran un incremento del 48%, mientras que las ventas del sector crecieron un 225% en el mismo período.
La explicación de la diferencia está dada por el fuerte aumento de las importaciones de vehículos, principalmente desde Brasil. Asimismo, las exportaciones argentinas han aumentado solamente un 0,98%.
Lo más llamativo de este último caso es que Mexico se ha transformado en el principal destino de las exportaciones de autos, impulsado por la gran penetración que tienen los modelos Nuevo Corsa y Polo (llamado Derby en ese país).

La buena performance del sector en los primeros meses del año ha hecho que las fábricas de autos y los concesionarios hayan revisado sus planes para el resto del año, previendose un volúmen de ventas en el mercado interno de más de 250.000 unidades.
En este contexto, la producción de autos podría estar creciendo a un ritmo de más del 35% en el año.

Estos aumentos han impactado fuertemente las ventas de Mirgor, tanto en unidades como en los montos facturados.
La producción de sistemas de climatización para autos con aire acondicionado creció un 178% durante el primer trimestre del año. Este aumento está explicado por dos efectos que han tenido el mismo impacto. Por un lado el aumento de la producción explicado más arriba y por el otro el impacto de la participación del Nuevo Corsa en las ventas de Mirgor.
En este punto es importante resaltar que la participación de aire acondicionado en los productos producidos por nuestros clientes han pasado de 53 a 71%.
En el caso de los sistemas para autos sin aire acondicionado, el aumento ha sido del 24%, justificado, exclusivamente por la incorporación de las ventas del Nuevo Corsa sin aire.
En el caso de los tableros de instrumentos, la suba fue del 19%, dado que Volkswagen ha tenido una suba muy moderada de su producción.

En este contexto de fuerte suba de las ventas, la Compañía ha podido aprovechar la escala para obtener resultados favorables, aun teniendo en cuenta que durante el primer mes del año los clientes han estado cerrados por vacaciones parcial o totalmente.

2. *ESTRUCTURA PATRIMONIAL* (cifras correspondientes a los estados consolidados y expresadas en pesos – ver Nota 1)

	31/03/2004	31/03/2003	31/03/2002	31/03/2001	21/03/2000
Activo Corriente	69,542,984	64,443,113	89,294,740	67,119,368	79,542,970
Activo no Corriente	32,084,992	37,501,188	42,709,339	36,668,750	37,778,041
Total del Activo	101,627,976	101,944,301	132,004,079	103,788,118	117,321,011
Pasivo Corriente	38,950,678	31,856,899	75,820,464	42,865,565	46,986,053
Pasivo no Corriente	6,921,002	13,091,835	0	0	0
Total del Pasivo	45,871,680	44,948,734	75,820,464	42,865,565	46,986,053
Participación Minoritaria	4,316	3,789	4,474	4,143	4,317
Patrimonio Neto	55,751,980	56,991,778	56,179,141	60,918,410	70,330,641
Total de Pasivo y Patrimonio Neto	101,627,976	101,944,301	132,004,079	103,788,118	117,321,011

3. *ESTRUCTURA DE RESULTADOS.* (cifras correspondientes a los estados consolidados y expresadas en pesos– ver Nota 1)

	31/03/2004	31/03/2003	31/03/2002	31/03/2001	31/03/2000
Resultado operativo ordinario	1,796,625	(453,103)	(397,172)	(795,855)	(158,103)
Resultados financieros	(1,142,689)	182,667	1,988,155	(2,125,785)	(707,973)
Otros (egresos) / ingresos	(34,916)	(985,552)	(111,152)	22,712	(151,156)
Impuesto a las ganancias	(257,623)	(49,983)	0	0	0
Resultado participación minoritaria	(198)	(259)	(368)	33	15
Resultado neto	361,199	(1,306,230)	1,479,463	(2,898,895)	(1,017,217)

4. *DATOS ESTADÍSTICOS (1)*

Volumen de unidades		31/03/2004		31/03/2003		31/03/2002		31/03/2001		31/03/2000	
		Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.
Producción	(2)	48,844	48,844	37,810	37,810	23,367	23,367	56,327	56,327	41,213	41,213
Ventas	(3)	42,811	42,811	38,270	38,270	8,400	8,400	16,627	16,627	29,440	29,440
- Locales		25,893	25,893	14,064	14,064	8,400	8,400				
Equipos c/aire		15,506	15,506	5,578	5,578	4,495	4,495				
Equipos s/aire		6,199	6,199	4,979	4,979	2,075	2,075				
Tableros		4,188	4,188	3,507	3,507	1,830	1,830				
- Exportación		16,918	16,918	24,206	24,206						

(1) A partir del ejercicio anterior se exponen las unidades vendidas por ICSA como dato estadístico.
(2) Incluye aquella relacionada con Interclima S.A.
(3) No se incluyen las unidades vendidas entre las compañías.

5. *INDICES (*)*

	31/03/2004	31/03/2003	31/03/2002	31/03/2001	31/03/2000
Liquidez	1.79	2.02	1.18	1.57	1.69
Solvencia	1.22	1.27	0.74	1.42	1.50
Inmovilización del capital	0.32	0.37	0.32	0.35	0.32

6. *COTIZACIONES (valores a tanto por 1$ de valor nominal)*

ENE 04	ENE 03	FEB 04	FEB 03	MAR 04	MAR 03
24.50	9.40	23.10	10.10	24.5	9.30

7. PERSPECTIVAS (*)

A pesar de que los aumentos de costos han sido trasladados a los clientes en los últimos meses, no se espera que esta situación tenga un impacto negativo en la evolución de las ventas domésticas.

La tendencia favorable de los nuevos negocios ha permitido alcanzar una participación de mercado del 45% en la producción local y este hecho se mantendrá en el resto del año, con un consecuente impacto sobre las ventas de la Compañía.

Por otra parte se mantienen las perspectivas favorables de concretar otros negocios que se están estudiando desde hace algún tiempo.

En este sentido, también se espera la concreción del anuncio de lanzamiento de un nuevo proyecto para VW Argentina. Esta iniciativa había sido anunciada por la empresa durante la exposición automotriz de Frankfurt en 2003, pero ahora se podría ver confirmada con el anuncio concreto del modelo a producir en la planta de Pacheco en 2006. Si esto se concretara, la empresa tendrá esta alternativa como su prioridad absoluta para los próximos meses.

(*) Información no cubierta por el informe de revisión limitada de los auditores.

Buenos Aires, 11 de mayo de 2004.

ESTADOS CONTABLES CORRESPONDIENTES AL EJERCICIO ECONOMICO N°34 POR EL PERIODO DE TRES MESES INICIADO EL 1 DE ENERO DE 2004 Y FINALIZADO EL 31 DE MARZO DE 2004, COMPARATIVO CON EL EJERCICIO PRECEDENTE Y CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

Domicilio legal: Einstein 1111 – Río Grande – Tierra del Fuego.

Actividad principal: Manufactura de acondicionadores de aire para rodados.

Fecha de Inscripción en el registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la primera reforma del estatuto: 1° de julio de 1994.
- De la última reforma del estatuto: 22 de agosto de 1997.

Número de registro en la Inspección General de Justicia (I.G.J.) 40.071

Fecha de vencimiento del Estatuto: 13 de abril de 2070.

Sociedad Controlante: Se expone en Nota 6 a los estados contables individuales.

Composición del capital: Ver nota 3 a los estados contables individuales.

Sociedad no adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria.

	PESOS
20.000.000 de acciones ordinarias de valor nominal $0,10 c/u. Suscripto, integrado, emitido e inscripto en el Registro Público de Comercio.	2.000.000

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 31 DE MARZO DE 2004 Y AL 31 DE DICIEMBRE DE 2003.

- Expresados en pesos – ver Nota 1

	31/03/2004	31/12/2003
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos - Nota 2	8,781,194	13,781,162
Inversiones Temporarias - Nota 2	1,547	1,547
Créditos por ventas - Nota 2	17,586,783	15,502,566
Créditos fiscales - Nota 2	362,084	278,422
Otros créditos - Nota 2	1,244,595	1,284,985
Bienes de Cambio - Nota 2	41,566,781	36,699,074
TOTAL DEL ACTIVO CORRIENTE	69,542,984	67,547,756
ACTIVO NO CORRIENTE		
Otros Créditos - Nota 2	3,366,927	3,499,885
Créditos fiscales - Nota 2	6,472,222	6,036,894
Activos Intangibles - Nota 1.e.b)	440,013	32,903
Bienes de Uso - Nota 1.e.a)	21,805,830	22,822,091
TOTAL DEL ACTIVO NO CORRIENTE	32,084,992	32,391,773
TOTAL DEL ACTIVO	101,627,976	99,939,529

Las notas 1 a 3 a los estados contables consolidados y las notas 1 a 14 a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 31 DE MARZO DE 2004 Y AL 31 DE DICIEMBRE DE 2003.

- Expresados en pesos — ver Nota 1

	31/03/2004	31/12/2003
PASIVO		
PASIVO CORRIENTE		
Deudas:		
Comerciales - Nota 2	22,732,061	20,238,645
Remuneraciones, Cargas Sociales y Fiscales - Nota 2	3,125,360	3,044,863
Anticipos de clientes - Nota 2	4,077,883	4,050,543
Préstamos - Nota 2	8,794,058	5,568,642
Otras	221,316	230,388
TOTAL DEL PASIVO CORRIENTE	38,950,678	33,133,081
PASIVO NO CORRIENTE		
Deudas:		
Anticipos de clientes	0	1,761,404
Préstamos - Nota 2	6,921,002	9,650,144
TOTAL DEL PASIVO NO CORRIENTE	6,921,002	11,411,548
TOTAL DEL PASIVO	45,871,680	44,544,629
PARTICIPACIÓN DE TERCEROS EN SOCIEDADES CONTROLADAS	4,316	4,119
PATRIMONIO NETO	55,751,980	55,390,781
TOTAL DEL PASIVO, PARTICIPACIÓN DE TERCEROS Y PATRIMONIO NETO	101,627,976	99,939,529

Las notas 1 a 3 a los estados contables consolidados y las notas 1 a 14 a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE RESULTADOS CONSOLIDADO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2004, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1

	31/03/2004	31/03/2003
Ventas netas de bienes (incluye beneficios fiscales de I.V.A. por 5.070.788 y de 2.183.344 respectivamente)	34,700,574	20,123,857
Costo de los bienes vendidos	(30,147,837)	(18,289,993)
GANANCIA BRUTA	4,552,737	1,833,864
Gastos de Administración	(1,882,109)	(1,797,341)
Gastos de Comercialización	(874,003)	(478,949)
Otros Egresos / Ingresos	(34,916)	(985,552)
Resultados financieros y por tenencia generados por activos:		
Intereses	75,179	932,539
Diferencia de cambio	(217,899)	(795,520)
Resultado por tenencia - Bienes de cambio	(1,183,790)	(3,568,439)
Resultado por tenencia - Previsiones	151,850	409,453
Resultado por exp. al cambio en el poder adquisitivo de la moneda	0	69,315
Inversiones corrientes y créditos fiscales	138,327	(43,227)
Resultados financieros y por tenencia generados por pasivos:		
Intereses	(593,291)	(552,330)
Diferencia de cambio	486,935	3,754,712
Resultado por exp. al cambio en el poder adquisitivo de la moneda	0	(23,836)
Resultado por inversiones permanentes	0	(10,677)
GANANCIA (PÉRDIDA) ANTES DEL IMPUESTO A LAS GANANCIAS	619,020	(1,255,988)
Impuesto a las ganancias	(257,623)	(49,983)
GANANCIA (PÉRDIDA) DESPUES DEL IMPUESTO A LAS GANANCIAS	361,397	(1,305,971)
Participación de terceros en sociedades controladas	(198)	(259)
GANANCIA (PÉRDIDA) NETA DEL PERIODO	361,199	(1,306,230)

Las notas 1 a 3 a los estados contables consolidados y las notas 1 a 14 a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. "SEC"
FILE N° 82-3941

Información complementaria

ESTADO DE FLUJO DE EFECTIVO CONSOLIDADO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2004, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

	31/03/2004	31/03/2003
VARIACIONES DEL EFECTIVO		
Efectivo al inicio del ejercicio	13,782,122	14,014,323
Efectivo al cierre del período	8,782,154	7,810,180
Disminución neta del efectivo	(4,999,968)	(6,204,143)
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
Ganancia - (Pérdida) neta del período	361,199	(1,306,230)
Intereses y Diferencia de cambio devengada sobre deuda	40,282	(1,557,082)
Impuesto a las ganancias	257,623	49,983
Ajustes para arribar al flujo neto de efectivo provenientes de las actividades operativas		
Depreciación de Bienes de Uso y amortizacion de Activos Intangibles	1,243,943	1,389,577
Participación minoritaria	198	259
Previsión para desvalorización de inventarios (Efecto Neto)	(462,887)	(1,044,651)
Resultado por participaciones permanentes en sociedades	0	10,677
Previsión para contingencias	0	(878,813)
Desvalorización de anticipos de Bs. Uso por exposición a la inflación	0	1,618
Variación en Activos y Pasivos operativos		
Créditos por ventas	(2,084,217)	(5,275,993)
Bienes de Cambio	(4,404,820)	1,692,952
Deudas Comerciales	2,493,416	1,405,325
Remuneraciones, Cargas Sociales y Fiscales (neto de créditos fiscales)	(696,115)	(701,107)
Anticipo de clientes	(1,734,064)	1,173,243
Otros	164,274	805,019
Intereses pagados	(208,847)	(838,161)
FLUJO NETO DE EFECTIVO (UTILIZADO EN) LAS ACTIVIDADES OPERATIVAS	(5,030,015)	(5,073,384)

Información complementaria

ESTADO DE FLUJO DE EFECTIVO CONSOLIDADO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2004, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1

	31/03/2004	31/03/2003
ACTIVIDADES DE INVERSIÓN		
Adquisición de bienes de uso (neta de bajas)	(199,613)	(69,295)
Inversión en Intangibles	(435,179)	0
FLUJO NETO DE EFECTIVO UTILIZADO EN LAS ACTIVIDADES DE INVERSIÓN	(634,792)	(69,295)
ACTIVIDADES DE FINANCIACIÓN		
Cancelación de préstamos	(2,335,161)	(1,061,464)
Ingreso por préstamos	3,000,000	0
FLUJO NETO DE EFECTIVO GENERADO POR (UTILIZADO EN) LAS ACTIVIDADES DE FINANCIACIÓN	664,839	(1,061,464)
DISMINUCIÓN NETA DEL EFECTIVO	(4,999,968)	(6,204,143)

Las notas 1 a 3 a los estados contables consolidados y las notas 1 a 14 a los estados contables individuales de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE MARZO DE 2004 Y 2003
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicables.

Los estados contables al 31 de marzo de 2004, 31 de diciembre de 2003 y 31 de marzo de 2003 han sido preparados de acuerdo con los lineamientos de la Resolución General Nro. 368 y sus modificatorias, de la Comisión Nacional de Valores, las que se encuadran dentro de las normas contables profesionales vigentes, con las restricciones y ampliaciones establecidas en la Resolución 459 que modificó el Anexo I al libro N° 7 " Régimen Informativo " de dicha resolución y la discontinuación de los efectos en el cambio del poder adquisitivo de la moneda establecidos en la Resolución General N° 441 de la Comisión Nacional de Valores tal como se indica en la nota 1 a los estados contables individuales.

b) Síntesis de los criterios de valuación y exposición:

Los criterios de valuación y exposición de los estados contables consolidados son similares a los expuestos en la nota 1 a los estados contables individuales, excepto por la valuación de las inversiones en sociedades controladas que en los presentes estados han sido incorporados línea por línea siguiendo los criterios de la resolución técnica Nro. 21 de la FACPCE con las eliminaciones que correspondiere.

c) Bases de Consolidación:

Siguiendo el procedimiento establecido en la Resolución Técnica N°21 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, MIRGOR S.A.C.I.F.I.A ha consolidado línea por línea sus estados contables al 31 de marzo de 2004, 31 de diciembre de 2003 y 31 de marzo de 2003, según corresponda, con los de su controlada Interclima Sociedad Anónima, en la que posee los votos necesarios para formar la voluntad social.

Los datos que reflejan el control societario son los siguientes:

Sociedad controlada	% de participación en el capital Ordinario y en votos posibles al 31/03/2004	Fecha de cierre del período
Interclima Sociedad Anónima	99,9667	31/03/2004

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE MARZO DE 2004 Y 2003
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

d) Estados Contables Utilizados en la Consolidación

Para la preparación de los estados consolidados al 31 de marzo de 2004, se utilizaron los estados contables de Interclima Sociedad Anónima a dicha fecha, los que cuentan con un informe de revisión limitada con salvedades determinadas por discrepancias en la cuantificación del pasivo por impuesto a las ganancias, de fecha 11 de mayo de 2004; dicho ajuste ha sido considerado en los estados contables consolidados.

Con relación al estado de situación patrimonial consolidado al 31 de diciembre de 2003, se utilizó el Balance General de Interclima Sociedad Anónima a dicha fecha que cuenta con informe de auditoría de fecha 10 de marzo de 2004 e incluyó salvedades determinadas e indeterminadas. Estas últimas relacionadas con las incertidumbres vinculadas con la recuperabilidad de los créditos fiscales y los créditos con el Estado Argentino.

En cuanto al resto de los estados contables al 31 de marzo de 2003, se utilizaron los estados contables de Interclima Sociedad Anónima a dicha fecha los que cuentan con un informe de revisión limitada de fecha 19 de mayo de 2003, e incluye una salvedad determinada por discrepancia en la valuación del pasivo por impuesto a las ganancias, dicho ajuste ha sido considerado en los estados contables consolidados.

e) Evolución de activos significativos:

	31-03-04	31-12-03
a) Bienes de Uso:	$	$
Saldo al inicio	22.822.091	27.485.464
Altas	199.613	417.225
Bajas (neto de amortizaciones)	0	(11.811)
Depreciaciones	(1.215.874)	(5.068.787)
Saldo al cierre	21.805.830	22.822.091
b) Bienes Intangibles		
Saldo al inicio	32.903	366.168
Altas	435.179	0
Amortizaciones	(28.069)	(333.265)
Saldo al cierre	440.013	32.903

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE MARZO DE 2004 Y 2003

- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	31/03/2004	31/12/2003
ACTIVO CORRIENTE		
Caja y Bancos		
Caja y fondo fijo moneda nacional	23,771	41,658
Caja moneda extranjera	325,602	105,476
Bancos moneda nacional	2,606,938	4,461,304
Bancos moneda extranjera	5,824,883	9,172,724
	8,781,194	13,781,162
Inversiones Temporarias		
Inversiones en moneda nacional y otros	1,547	1,547
	1,547	1,547
Créditos por ventas		
Deudores por ventas	17,208,564	15,015,866
Deudores por ventas moneda extranjera	463,396	571,877
Previsión deudores incobrables	(85,177)	(85,177)
	17,586,783	15,502,566
Créditos fiscales		
IVA crédito fiscal	327,711	232,808
Otros	34,373	45,614
	362,084	278,422
Otros Créditos		
Documentos a Cobrar	727,560	749,597
Intereses a Devengar	(92,303)	(95,109)
Otros	609,338	630,497
	1,244,595	1,284,985

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE MARZO DE 2004 Y 2003
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/03/2004	31/12/2003
Bienes de cambio		
Productos elaborados	12,521,206	11,433,737
Materia prima	25,060,874	22,932,903
Materia prima en tránsito	9,487,045	7,771,539
Existencia al cierre	47,069,125	42,138,179
Anticipo a proveedores en moneda nacional	648,827	371,927
Anticipo a proveedores en moneda extranjera	1,306,945	2,109,971
Previsión para desvalorización	(7,458,116)	(7,921,003)
	41,566,781	36,699,074
ACTIVO NO CORRIENTE		
Otros Créditos		
Reintegros a cobrar en moneda nacional	2,308,165	2,254,264
Documentos a Cobrar	1,212,600	1,426,633
Intereses a Devengar	(153,838)	(181,012)
	3,366,927	3,499,885
Créditos Fiscales		
I.V.A. Crédito fiscal	3,369,907	3,266,016
Impuesto a la ganancia Mínima Presunta	1,622,014	1,503,330
Beneficios promocionales a cobrar	918,300	779,973
Otros	562,001	487,575
	6,472,222	6,036,894

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE MARZO DE 2004 Y 2003
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/03/2004	31/12/2003
PASIVO CORRIENTE		
Deudas:		
Comerciales		
En moneda local	7,890,457	7,650,958
En moneda extranjera	14,841,604	12,587,687
	22,732,061	20,238,645
Remuneraciones, Cargas Sociales y Fiscales		
Deudas sociales	441,460	722,493
Deudas fiscales	2,683,900	2,322,370
	3,125,360	3,044,863
Anticipos de clientes		
En moneda local	0	1,798,553
En moneda extranjera	4,077,883	2,251,990
	4,077,883	4,050,543
Préstamos		
Financieros en moneda local	5,825,551	2,216,748
Financieros en moneda extranjera	2,968,507	3,351,894
	8,794,058	5,568,642
PASIVO NO CORRIENTE		
Deudas:		
Préstamos		
Financieros en moneda local	2,001,802	2,782,244
Financieros en moneda extranjera	4,919,200	6,867,900
	6,921,002	9,650,144

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE MARZO DE 2004 Y 2003
- Cifras expresadas en pesos – ver Nota 1 a los estados individuales

NOTA 3 – INFORMACIÓN SOBRE PARTES RELACIONADAS

Al 31 de marzo de 2004 y por el período de tres meses finalizado en esa fecha, los saldos y operaciones con sociedades relacionadas, son los siguientes:

	Operaciones		Saldos		
Sociedad	Tipo de operación	Importe	Créditos por ventas	Otras Deudas Ctes	Deudas Comerciales
Empresas relacionadas					
VALEO SISTEMAS AUTOMOTIVOS LTD	Importación de mercaderías	645,308	0	0	347,117
VALEO AUTOKLIMATIZACE S.R.O	Importación de mercaderías	197,024	0	0	259,044
VALEO CLIMATIZACION S.A.(EURO)	Importación de mercaderías	35,287	0	0	-5,313
VALEO KLIMASYSTEME GMBH	Importación de mercaderías	24,769	0	0	22,478
VALEO COMPONENTES AUTOMOVILES	Importación de mercaderías	166,409	0	0	132,818
VALEO SIST AUTOMOTIVOS (wiper systems)	Importación de mercaderías	203,786	0	0	124,602
VALEO CLIMATE CONTROL MEXICO	Importación de mercaderías	126,413	0	0	208,827
VALEO AUTOSYSTEMIY SP. Z.O.O.	Importación de mercaderías	76,399	0	0	80,383
VALEO VYMENIKY TEPLA s.r.o.	Importación de mercaderías	1,079,459	0	0	462,803
VALEO SECURITE HABITACLE	Importación de mercaderías	178,907	0	0	111,841
VALEO THERMIQUE FRANCIA	Importación de mercaderías	117,266	0	0	118,797
	Servicios recibidos	98,977	0	0	0
VALEO THERMIQUE MOTEUR	Importación de mercaderías	944,168	0	0	595,333
VALEO ZARAGOZA	Importación de mercaderías	1,150,056	0	0	605,240
VCC UP ECHANGEURS	Importación de mercaderías	748,100	0	0	471,512
	Regalías	226,622	0	226,622	0
VALEO SIST. AUTOMOTIVOS (div. Térmico motor)	Venta de mercaderías	-1,132,976	-364,959	0	0
	Importación de mercaderías	303,141			161,589

ANEXO "C"

ACCIONES, DEBENTURES, OTROS TITULOS EMITIDOS EN SERIE YPARTICIPACION EN SOCIEDAD POR EL EJERCICIO FINALIZADO EL EL 31 DE MARZO DE 2004 COMPARATIVO CON EL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1.a)

	2004											2003
						Información sobre el emisor						
							Últimos estados contables emitidos					
Denominación y característica de los valores	Valores Nominales	Cantidades	Valores de costo	Valor patrimonial proporcional	Valores de libros	Actividad Principal	Fecha	Capital	Rdo del período	P. Neto	% de partipac. s/ capital social	Valor de libros
Inversiones no corrientes:												
Soc. Art. 33 - Ley 19.550:												
INTERCLIMA Sociedad Anónima	1	11,996	8,815,917	11,397,617	11,397,617	Fabricación de autopartes e intercambiadores p/ equipos de aire acondicionado y calefacción	31/03/04	12,000	593,189	12,962,319	99.97%	11,082,333
Total Inversiones no corrientes					11,397,617							11,082,333

ANEXO "H"

INFORMACION REQUERIDA POR EL APARTADO I INCISO b) DEL ART.64 DE LA LEY NRO. 19.550 CORRESPONDIENTE AL EJERCICIO FINALIZADO EL 31 DE MARZO DE 2004 COMPARATIVO CON EL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1.a)

	31/03/2004				31/03/2003
Rubros	Costos de producción	Gastos de administración	Gastos de comercialización	Total	Total
Sueldos y jornales	1,211,728	528,571	92,104	1,832,403	1,469,461
Contribuciones y beneficios sociales	254,999	170,249	24,367	449,615	327,971
Seguros	153,077	31,439	1,486	186,002	148,112
Honorarios y gastos de capacitación	65,504	100,949	758	167,211	116,670
Impuestos, tasas y contribuciones	285,080	109,745	170,168	564,993	270,107
Otros gastos varios de administración	0	468,180	0	468,180	372,759
Amortizaciones bienes de uso	759,419	444,907	11,548	1,215,874	1,298,522
Amortizaciones intangibles	0	28,069	0	28,069	91,055
Gastos varios de producción	430,793	0	0	430,793	311,381
Gastos de nacionalización y despacho	773,454	0	0	773,454	460,494
Transportes, fletes y acarreos	2,647,205	0	276,616	2,923,821	1,697,652
Derechos de exportación	0	0	50,313	50,313	65,622
Otros gastos de comercialización	0	0	246,643	246,643	98,618
TOTALES 31-03-2004	6,581,259	1,882,109	874,003	9,337,371	
TOTALES 31-03-2003	4,452,134	1,797,341	478,949		6,728,424

ESTADO DE SITUACIÓN PATRIMONIAL AL 31 DE MARZO DE 2004 Y AL 31 DE DICIEMBRE DE 2003.
- Expresados en pesos - ver Nota 1.a)

	31/03/2004	31/12/2003
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos - Nota 2	8,420,897	13,674,837
Inversiones temporarias - Nota 2	1,547	1,547
Créditos por ventas - Nota 2	17,043,709	14,828,548
Créditos Fiscales - Nota 2	205,069	110,166
Otros Créditos - Nota 2	1,215,651	1,266,005
Bienes de Cambio - Nota 2	38,780,315	34,421,150
TOTAL DEL ACTIVO CORRIENTE	65,667,188	64,302,253
ACTIVO NO CORRIENTE		
Participaciones permanentes en sociedades	11,397,617	11,082,333
Créditos Fiscales - Nota 2	2,762,448	2,495,602
Otros Créditos - Nota 2	1,978,532	2,165,391
Bienes de Uso	19,701,576	20,690,057
Activo Intangibles	440,013	25,384
TOTAL DEL ACTIVO NO CORRIENTE	36,280,186	36,458,767
TOTAL DEL ACTIVO	101,947,374	100,761,020

Las notas 1 a 14 son parte integrante de estos estados contables.

ESTADO DE SITUACIÓN PATRIMONIAL AL 31 DE MARZO DE 2004 Y AL 31 DE DICIEMBRE DE 2003

- Expresados en pesos – ver Nota 1.a)

	31/03/2004	31/12/2003
PASIVO		
PASIVO CORRIENTE		
Deudas:		
Comerciales - Nota 2	20,317,075	18,313,122
Remuneraciones, Cargas Sociales y Fiscales - Nota 2	1,441,803	1,628,652
Préstamos - Nota 2	8,794,058	5,568,642
Anticipos de clientes - Nota 2	4,077,883	4,050,543
Otras - Nota 2	1,643,573	1,397,732
TOTAL DEL PASIVO CORRIENTE	36,274,392	30,958,691
PASIVO NO CORRIENTE		
Deudas:		
Préstamos - Nota 2	6,921,002	9,650,144
Anticipos de clientes	0	1,761,404
Otras - Nota 2	3,000,000	3,000,000
TOTAL DEL PASIVO NO CORRIENTE	9,921,002	14,411,548
TOTAL DEL PASIVO	46,195,394	45,370,239
PATRIMONIO NETO (Según estado respectivo)	55,751,980	55,390,781
TOTAL DEL PASIVO Y PATRIMONIO NETO	101,947,374	100,761,020

Las notas 1 a 14 son parte integrante de estos estados contables.

ESTADO DE RESULTADOS CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2004, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1.a)

	31/03/2004	31/03/2003
Ventas netas de bienes (incluye beneficios fiscales de I.V.A. por 5.070.788 y de 2.183.344 respectivamente) - Nota 4.e	33,395,202	17,765,999
Costo de los bienes vendidos	(29,942,576)	(16,859,730)
GANANCIA BRUTA	3,452,626	906,269
Gastos de Administración	(1,833,754)	(1,759,598)
Gastos de Comercialización	(788,342)	(407,642)
Otros Ingresos y Egresos - Nota 2	294,432	(835,383)
Resultado ordinario por inversiones permanentes	315,283	715,786
Resultados financieros y por tenencia generados por activos		
Intereses	89,930	428,579
Diferencia de cambio	(222,913)	(589,169)
Resultado por tenencia - Bienes de cambio	(1,123,919)	(3,388,718)
Resultado por tenencia - Previsiones	127,510	411,248
Resultado por exp. al cambio en el poder adquisitivo de la moneda	0	155,743
Inversiones corrientes y créditos fiscales - Nota 4.c	138,327	(43,227)
Resultados financieros y por tenencia generados por pasivos		
Intereses	(583,795)	(540,478)
Diferencia de cambio	495,814	3,700,075
Resultado por exp. al cambio en el poder adquisitivo de la moneda	0	(59,715)
RESULTADO NETO DEL PERIODO	361,199	(1,306,230)
RESULTADO POR ACCION - NOTA 13		
BÁSICO - ORDINARIO	0.0181	(0.0653)
DILUIDO - ORDINARIO	0.0181	(0.0653)

Las notas 1 a 14 son parte integrante de estos estados contables.

ESTADO DE EVOLUCIÓN DEL PATRIMONIO NETO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2004, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

\- Expresadas en pesos – ver Nota 1.a)

	2004											31/03/2003
	Aporte de los propietarios						Resultados acumulados					
DETALLE	Capital Social	Ajuste del capital social	Ajustes no capitalizados	Ajustes aportes no capitalizados	Primas de emisión	Total	Ganancias reservadas			Resultados no asignados	Total	Total
							Reserva legal	Otras reservas (*)	Total			
Saldos al inicio del ejercicio	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	41,636,218	55,390,781	60,610,549
Modificación de saldos - Nota 14											0	(2,312,541)
Saldos al inicio modificados	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	41,636,218	55,390,781	58,298,008
Resultado neto del periodo										361,199	361,199	(1,306,230)
Saldos al 31 de marzo de 2004	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	41,997,417	55,751,980	
Saldos al 31 de Marzo de 2003	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	43,237,215		56,991,778

(*) Ver nota 3.b-

Las notas 1 a 14 son parte integrante de estos estados contables.

ESTADO DE FLUJO DE EFECTIVO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 MARZO DE 2004, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos – ver Nota 1.a)

	31/03/2004	31/03/2003
VARIACIONES DEL EFECTIVO (1)		
Efectivo al inicio del ejercicio	13,675,797	13,204,954
Efectivo al cierre del período	8,421,857	7,156,016
Disminución neta del efectivo	(5,253,940)	(6,048,938)
CAUSAS DE LAS VARIACIONES DEL EFECTIVO		
ACTIVIDADES OPERATIVAS		
Ganancia - (Pérdida) neta del período	361,199	(1,306,230)
Intereses y Diferencia de cambio devengada sobre deuda	40,282	(1,557,082)
Ajustes para arribar al flujo neto de efectivo proveniente de las actividades operativas		
Depreciación de Bienes de Uso y amortizacion de Activos Intangibles	1,127,220	1,234,967
Previsión para desvalorización de inventarios (Efecto Neto)	(373,795)	(1,049,516)
Resultado por participaciones permanentes en sociedades	(315,283)	(715,786)
Previsión para contingencias	0	(878,813)
Desvalorización de anticipos de Bs. Uso por exposición a la inflación	0	1,585
Variación en Activos y Pasivos operativos		
Creditos por ventas	(2,215,161)	(5,344,447)
Bienes de Cambio	(3,985,370)	1,507,653
Deudas Comerciales	2,003,953	1,849,723
Remuneraciones, Cargas Sociales y Fiscales (neto de créditos fiscales)	(548,598)	(212,070)
Anticipo de clientes	(1,734,064)	1,173,243
Otros	483,053	1,214,331
Intereses pagados	(208,847)	(838,161)
FLUJO NETO DE EFECTIVO UTILIZADO EN LAS ACTIVIDADES OPERATIVAS	(5,365,411)	(4,920,603)

Las notas 1 a 14 son parte integrante de estos estados contables.

ESTADO DE FLUJO DE EFECTIVO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 MARZO DE 2003, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos – ver Nota 1.a)

	31/03/2004	31/03/2003
ACTIVIDADES DE INVERSIÓN		
Adquisición de bienes de uso (neto de bajas)	(118,189)	(66,871)
Inversión en Intangibles	(435,179)	0
FLUJO NETO DE EFECTIVO UTILIZADO EN LAS ACTIVIDADES DE INVERSIÓN	(553,368)	(66,871)
ACTIVIDADES DE FINANCIACIÓN		
Cancelación de préstamos	(2,335,161)	(1,061,464)
Ingreso por préstamos	3,000,000	0
FLUJO NETO DE EFECTIVO GENERADO POR (UTILIZADO EN) LAS ACTIVIDADES DE FINANCIACIÓN	664,839	(1,061,464)
DISMINUCION NETA DEL EFECTIVO	(5,253,940)	(6,048,938)

(1) No considera las inversiones en acciones temporarias.

Las notas 1 a 14 son parte integrante de estos estados contables.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2004

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Reexpresión en moneda homogénea.

Las normas contables profesionales establecen que los estados contables deben expresarse en moneda homogénea y, en un contexto de inflación o deflación, los estados contables deben expresarse en moneda de poder adquisitivo de la fecha a la cual corresponden dando reconocimiento contable a las variaciones en el índice de precios internos al por mayor (IPIM) publicado por el Instituto Nacional de Estadísticas y Censos, de acuerdo con el método de reexpresión establecido en la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE).

Los estados contables de la Sociedad reconocen las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003 de acuerdo con lo requerido por el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores. Las normas contables profesionales, establecen que la discontinuación en la aplicación del método de reexpresión establecido en la RT N° 6 debió efectuarse a partir del 1° de octubre de 2003. Los efectos de no haber reconocido dichas variaciones en el poder adquisitivo de la moneda hasta esta última fecha no han sido significativos con relación a los presentes estados contables.

b) Nuevas Normas Contables aplicadas en la preparación y presentación de los estados contables

La Comisión Nacional de Valores (CNV) emitió con fecha 18 de marzo de 2004, la Resolución General N° 459 según la cual adopta, con ciertas excepciones y con vigencia: a) para ejercicios que se inicien a partir del 1° de enero de 2003, las Resoluciones Técnicas Nros. 16 a 20 con las modificaciones incorporadas por la Resolución C.D. Nros. 87/03 del CPCECABA; y b) para ejercicios iniciados a partir del 1° de abril de 2004, la Resolución Técnica N° 21 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, la cual ha sido aplicada en forma anticipada en los presentes estados contables.

Dichas normas contables incorporaron cambios en los criterios de medición del patrimonio neto y en la determinación de los resultados, así como nuevos requerimientos en materia de exposición. Los cambios que pueden resultar de mayor relevancia para la Sociedad incluyen la determinación del valor actual de sus créditos fiscales, la cuantificación del impuesto a las ganancias por el método de lo diferido, las restricciones en cuanto al reconocimiento de activos intangibles y otros aspectos en materia de revelación como ser utilidades por acción, tal como se explica en cada uno de los rubros pertinentes.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2004

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

Los efectos de los cambios de normas contables al comienzo de su primer ejercicio de aplicación han sido registrados en forma retroactiva, es decir que se han afectado los Resultados de Ejercicios Anteriores al inicio del ejercicio 2003 tal como se indica en la nota 14.

c) Criterios de valuación

Los principales criterios de valuación utilizados en la preparación de los estados contables fueron los siguientes:

- Caja y bancos, inversiones corrientes, créditos por ventas, otros créditos y pasivos:

  - En moneda nacional: a su valor nominal al cierre, incluyéndose de corresponder, los intereses devengados explícitos o implícitos a dichas fechas, según corresponda, los cuales han sido determinados mediante el cálculo del valor descontado de los flujos de fondos siguiendo los criterios establecidos en la Resolución Técnica N° 17, sección 4 de la FACPCE (texto ordenado en CABA por la Resolución C.D. Nro. 87/03), teniendo en cuenta las presentes circunstancias económicas en razón de las características actuales del mercado financiero, por lo cual se ha considerado la tasa de interés de la financiación obtenida por la empresa.

  - En moneda extranjera: a su valor nominal en moneda extranjera más los intereses explícitos o implícitos devengados al cierre, convertidos a los tipos de cambio vigentes a dichas fechas para la liquidación de estas operaciones. Las diferencias de cambio fueron imputadas a los resultados del período o ejercicio, según corresponda.

  - Otros créditos y deudas en moneda nacional (excepto saldos por impuesto diferido): han sido valuados a su valor estimado descontado de la suma a cobrar o a pagar considerando los criterios establecidos en la Resolución Técnica N° 17, sección 4 de la FACPCE (texto ordenado en CABA por la Resolución C.D. Nro. 87/03), en virtud de lo mencionado en el primer párrafo (Caja y Bancos, Créditos por ventas, Otros Créditos y Pasivos).

  - Riesgo crediticio: la Sociedad en el curso habitual de sus negocios otorga crédito a clientes, entre los cuales se incluyen terminales automotrices, los cuales representan aproximadamente el 99% del total de los ingresos por ventas de la compañía. La Sociedad realiza permanentemente evaluaciones crediticias de la capacidad financiera de sus clientes, para reducir el riesgo potencial de pérdidas significativas por incobrabilidad.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2004

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

- Instrumentos financieros: la Sociedad no utiliza instrumentos financieros derivados. Los saldos a cobrar y a pagar derivados de sus habituales operaciones comerciales y financieras se encuentran valuados según lo indicado en los párrafos anteriores, los cuales en opinión de la gerencia de MIRGOR no difieren de su valor corriente.

- Bienes de cambio:

  - Las materias primas (incluyendo aquellas en tránsito) fueron valuadas a sus valores de reposición al cierre considerando los precios de contado para los volúmenes habituales de compra. Asimismo, los bienes importados se valúan al costo de reposición considerando el tipo de cambio vigente al cierre.

  - Los productos elaborados fueron valuados a su costo de reproducción de contado al cierre con límite en su valor neto de realización.

- Participaciones Permanentes en Sociedades:

  - Sociedades Art. 33 – Ley 19.550: a su valor patrimonial proporcional de acuerdo con lo establecido por la Resolución Técnica Nro. 21 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, el que fue calculado en base a los estados contables al 31 de marzo de 2004 de Interclima S.A., los cuales han sido revisados por Pistrelli, Henry Martin, y Asociados S.R.L., habiéndose emitido sobre ellos un informe de revisión limitada con salvedades determinadas e incluye un párrafo por incertidumbre de fecha 11 de mayo de 2004.

    Por otra parte, en la determinación del valor proporcional fue considerado el ajuste para reflejar el pasivo por el impuesto a las ganancias (ver impuesto a las ganancias).

    El resultado por la participación en la Sociedad controlada se incluye en línea separada en el estado de resultados. (Ver apartado b) Impuesto a las ganancias – Impuesto a las ganancias mínimas presuntas.)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

- Bienes de Uso

Los bienes de uso se encuentran valuados a su costo reexpresado hasta el 28 de Febrero de 2003 de acuerdo con lo mencionado en la nota 1.a), menos las correspondientes amortizaciones acumuladas. Las depreciaciones se calculan aplicando tasas constantes calculadas en base a la vida útil estimada de los respectivos bienes. Como parte integrante de este rubro se incluyen aquellos bienes destinados a la locación.

El valor residual contable de los bienes de uso se revisa para verificar si sufrió alguna desvalorización cuando existan hechos o haya cambios en las circunstancias que indican que el valor registrado puede no ser recuperable. Si existiese algún indicio y los valores de libro superasen el monto recuperable estimado, los activos o las actividades generadoras de fondos se reducen hasta llegar al monto recuperable. El monto recuperable para los bienes de uso equivale al valor neto de realización o al valor de uso, el que sea mayor. Al determinar el valor de uso, se efectúa una primera comparación con los flujos de fondos estimados futuros sin descontar. En el caso que el valor de los flujos de fondos fuera mayor que su valor neto de realización e inferior al valor residual contable, se efectúa una nueva comparación con el flujo descontado y el valor neto de realización para determinar cual es el valor recuperable de los bienes de uso y determinar la desvalorización a contabilizar en caso de corresponder. Las pérdidas y recuperos por desvalorización se reconocen en los resultados financieros y por tenencia en el estado de resultados.

- Activos Intangibles

Hasta el 31 de Diciembre de 2002 los Gastos de investigación y desarrollo y Licencias vinculadas a nuevos productos, se incluían dentro del rubro de la referencia habiendo sido valuados a su costo de reposición reexpresado hasta el 28 de Febrero de 2003 de acuerdo con lo mencionado en la nota 1.a), menos las correspondientes amortizaciones acumuladas. Estos importes se amortizan aplicando tasas constantes para extinguir dichos valores en un período de tres años a partir del lanzamiento al mercado de los nuevos productos, los cuales serán amortizados en función de la alternativa a) 2. establecida en la sección 8.2.3. de la Resolución Técnica N° 17, es decir por el plazo de vida útil remanente.

A partir de la vigencia de las nuevas Resoluciones Técnicas, mencionadas en el apartado b) de la presente nota 1. los Gastos de Investigación y Desarrollo se imputarán a los resultados del período en el que se incurran.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2004

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

En lo que respecta a las licencias para la comercialización de los productos adquiridos por la sociedad, y considerando la evaluación de la capacidad de las mismas para generar beneficios futuros, han sido considerados dentro del presente rubro y depreciadas por el método lineal en tres años a partir de la utilización económica de las mismas.

- Previsiones:

  - Deducidas del activo:

    a) Para deudores incobrables: se han constituido para regularizar y adecuar la valuación de los créditos por ventas, sobre una base de análisis individual de aquellos que prestan índices de incobrabilidad.

    b) Desvalorización de bienes de cambio: se ha calculado teniendo en cuenta el valor recuperable de los ítems deteriorados, obsoletos o de lento movimiento.

- Cuentas de patrimonio neto:

  - Se encuentran reexpresadas hasta el 28 de Febrero de 2003 de acuerdo con el método descripto en el apartado a) de la presente nota, excepto la cuenta "Capital Social – Valor Nominal ", la cual se ha mantenido por su valor de origen. El ajuste derivado de su reexpresión en moneda del 31 de agosto de 1995 y del 28 de Febrero de 2003 se expone en la cuenta "Ajuste del Capital Social".

- Cuentas del estado de resultados

  - Los resultados de inversiones permanentes fueron calculados de acuerdo con el método del valor patrimonial proporcional, aplicando el porcentaje de participación de la Sociedad sobre los resultados de la controlada, correspondientes al mismo período de tiempo que el de la Sociedad y deduciendo los resultados no transcendidos a terceros. Asimismo se incluyen en este concepto los ajustes necesarios para adaptar los criterios de valuación de la sociedad mencionada, a los de la controlada.

  - Los resultados financieros y por tenencia incluyen tanto las diferencias de cambio, como así también el resultado por tenencia de bienes de cambio, los intereses y los resultados por exposición al cambio en el poder adquisitivo de la moneda.

  - Se procedió a segregar los componentes financieros contenidos en la cuentas de resultado.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2004

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

- Impuesto a las Ganancias – Impuesto a las ganancias mínimas presuntas.

a. Situación de MIRGOR S.A.

En el presente período no se constituyó una provisión por el impuesto a las ganancias, debido a que el resultado fiscal arrojó quebranto calculado de acuerdo con las normas vigentes.

El impuesto a las ganancias se contabiliza siguiendo el método diferido del pasivo, por todas las diferencias temporarias existentes a la fecha del balance general entre las bases imponibles del activo y pasivo y sus montos registrados en los presentes estados contables, tal como lo establece la Resolución Técnica N° 17 de la FACPCE.

El activo por impuesto a las ganancias diferido se reconoce cuando existan diferencias que disminuyan los impuestos futuros y quebrantos acumulados de ejercicios anteriores que no fueron utilizados, en la medida en que sea probable la existencia de ganancia impositiva disponible para poder utilizar contra ellas. El valor de libros de los activos por impuesto a las ganancias diferido se revisa cada vez que se preparan los estados contables y se reduce en la medida en que ya no haya probabilidad de que exista suficiente ganancia imponible contra la cual se pueda utilizar la totalidad o una parte del activo por impuesto a las ganancias diferido.

De acuerdo con las normas del organismo de control los activos y pasivos por impuesto a las ganancias diferido son valuados a su valor nominal y cuantificados a las tasas que se espera que se apliquen al período en que se realice el activo o se cancele el pasivo considerando las normas legales sancionadas hasta la fecha de los estados contables y se exponen en el activo o pasivo no corriente, según corresponda. Las normas contables profesionales aprobadas por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, establecen que los saldos de impuesto diferido deben ser valuados a su valor descontado utilizando tasas de mercado vigentes al cierre del período o ejercicio. Teniendo en cuenta lo indicado en el siguiente párrafo el efecto de dicho descuento sobre el patrimonio neto al 31 de marzo de 2004 y el resultado por el período finalizado en esa fecha no ha sido significativo en relación a los presentes estados contables.

Considerando que la empresa cuenta con quebrantos impositivos por la suma de $ 9.809.161 (de los cuales $9.485.675 son utilizables hasta el 31 de diciembre de 2007 y el resto, hasta el 31 de diciembre de 2009), existe un activo por impuesto diferido de $ 3.433.206, el que ha sido desvalorizado en un 100% teniendo en cuenta las dificultades del mercado actual que asegure la probabilidad de la recuperación del activo en cuestión con ganancias sujetas al impuesto.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2004

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

En el período finalizado al 31 de marzo de 2004, el importe determinado en concepto de impuesto a la ganancia mínima presunta fue superior al impuesto a las ganancias. En consecuencia el valor de la provisión asciende a $ 129.582, la cual fue registrada con contrapartidas en los créditos fiscales no corrientes.

El impuesto a la ganancia mínima presunta es complementario del impuesto a las ganancias, dado que, mientras este último grava la utilidad impositiva del ejercicio, el impuesto a la ganancia mínima presunta constituye una imposición mínima que grava la renta potencial de ciertos activos productivos a la tasa del 1%, de modo que la obligación fiscal de la sociedad coincidirá con el mayor de los impuestos. Sin embargo, si el impuesto a la ganancia mínima presunta excede en un ejercicio fiscal al impuesto de las ganancias, dicho exceso podrá computarse como pago a cuenta de cualquier excedente del impuesto a las ganancias sobre el impuesto a las ganancias minima presunta que pudiera producirse en cualquiera de los 10 ejercicios siguientes.

Al 31 de marzo del 2004, el crédito fiscal por impuesto a la ganancia mínima prresunta asciende a: $ 1.622.014, y se encuentra expuesto en el rubro créditos fiscales del Activo No Corriente, por estimar la Dirección de la Sociedad probable su recupero como pago a cuenta de futuras ganancias sujetas a impuesto.

b. Situación en la controlada ICSA

Interclima S.A. no ha provisionado monto alguno en carácter de impuesto a las ganancias, por entender que están dadas las condiciones macroeconómicas de la Argentina para practicar el Ajuste por Inflación Impositivo, previsto en la ley del gravamen.
La Empresa confeccionó y presentó la declaración jurada correspondiente al gravamen por el período fiscal 2002, conteniendo dicho ajuste, lo cual llevó a determinar un quebranto aproximado de $5.200.000.

De no practicarse el ajuste por inflación impositivo, la Empresa hubiera determinado por el ejercicio 2002, un impuesto a las ganancias, de aproximadamente $ 384.342, (luego del cómputo de quebrantos de períodos anteriores), de $ 854.892 por el ejercicio 2003 y de $ 195.629 por el período finalizado el 31 de marzo de 2004.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2004

- Cifras expresadas en pesos – ver Nota 1.a)

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES - Continuación

Interclima S.A. interpuso un recurso ante el Poder Judicial a los efectos de contar con la protección jurisdiccional correspondiente, al entender que debido a la alta inflación que afectó al ejercicio 2002 debe dejarse sin efecto el artículo 39 de la ley N° 24.073 del año 1992, que estableció el índice aplicable para el ajuste por inflación impositivo en el valor de 1.00 (uno) y suspendió en los hechos tal ajuste en la base imponible, incorporado a la legislación en un contexto económico totalmente distinto al del ejercicio 2002. En consecuencia, dicho pasivo ($ 1.434.863) no ha sido registrado en los estados contables al 31 de marzo de 2004, sin embargo, a partir del ejercicio 2003 la empresa considera para la valuación de la inversión dicha contingencia. Dicho menor valor al inicio del ejercicio 2003 ($ 384.342) fue considerado como un Ajuste de Resultados de Ejercicios Anteriores (ver Nota 14).

Con fecha 17 de Julio de 2003, el juez que entiende en la causa hizo lugar a la medida cautelar solicitada por la Compañía ordenando al Estado Nacional que se abstenga de iniciar cualquier procedimiento administrativo o judicial, de efectuar cualquier clase de reclamo, intimación o denuncia así como de aplicar cualquier sanción fundado en la supuesta prohibición del ajuste por inflación.

- Estado de flujo de efectivo

De acuerdo con lo previsto en las Resoluciones Técnicas N° 8 y 9 de la FACPCE, se incluye como estado básico el Estado de Flujo de Efectivo. La Sociedad preparó dicho estado de acuerdo con el método indirecto, partiendo del resultado neto y sumándole o deduciéndole, según corresponda, aquellas partidas que intervinieron en su determinación pero que no afectaron los fondos y los cambios en activos y pasivos, como así también los flujos netos de efectivo "generados por" o "utilizados en" las actividades de "inversión" y de "financiación". La Sociedad ha considerado como concepto de "efectivo" al, efectivo más las inversiones de rápida conversión en efectivo (colocaciones originales menores a tres meses de plazo).

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	31/03/2004	31/12/2003
ACTIVO CORRIENTE		
Caja y Bancos		
Caja y fondo fijo moneda nacional	21,051	36,532
Caja moneda extranjera	325,602	105,476
Bancos moneda nacional	2,249,361	4,360,105
Bancos moneda extranjera	5,824,883	9,172,724
	8,420,897	13,674,837
Inversiones Temporarias		
Inversiones en moneda nacional y otros	1,547	1,547
	1,547	1,547
Créditos por ventas		
Deudores por ventas en moneda nacional	17,027,547	14,913,725
Deudores por ventas moneda extranjera	101,339	0
Previsión deudores incobrables	(85,177)	(85,177)
	17,043,709	14,828,548
Créditos fiscales		
IVA crédito fiscal	205,069	110,166
	205,069	110,166
Otros Créditos		
Documentos a Cobrar	727,560	749,597
Intereses a Devengar	(92,303)	(95,109)
Otros	580,394	611,517
	1,215,651	1,266,005

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/03/2004	31/12/2003
Bienes de cambio		
Productos elaborados	11,725,990	10,420,164
Materia prima	23,860,375	22,064,611
Materia prima en tránsito	8,409,009	7,110,837
Existencia al cierre	43,995,374	39,595,612
Anticipo a proveedores en moneda nacional	595,517	366,500
Anticipo a proveedores en moneda extranjera	1,306,945	1,950,354
Previsión para desvalorización	(7,117,521)	(7,491,316)
	38,780,315	34,421,150
ACTIVO NO CORRIENTE		
Créditos Fiscales		
Ahorro obligatorio	7,821	7,821
I.V.A. Crédito fiscal	93,481	93,481
Impuesto a la ganancia Mínima Presunta	1,622,014	1,503,330
Beneficios promocionales a cobrar - Nota 4.c)	918,300	779,973
Otros	120,832	110,997
	2,762,448	2,495,602
Otros Créditos		
Reintegros a cobrar en moneda nacional - Nota 4	919,770	919,770
Documentos a Cobrar	1,212,600	1,426,633
Intereses a Devengar	(153,838)	(181,012)
	1,978,532	2,165,391

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/03/2004	31/12/2003
PASIVO CORRIENTE		
Deudas:		
Comerciales		
En moneda local	7,023,242	6,762,362
En moneda extranjera	13,293,833	11,550,760
	20,317,075	18,313,122
Remuneraciones, Cargas Sociales y Fiscales		
Deudas sociales	407,309	662,491
Deudas fiscales	1,034,494	966,161
	1,441,803	1,628,652
Préstamos		
Financieros en monera local	5,825,551	2,216,748
Financieros en monera extranjera	2,968,507	3,351,894
	8,794,058	5,568,642
Anticipos de clientes		
En monera local	0	1,798,553
En monera extranjera	4,077,883	2,251,990
	4,077,883	4,050,543
Otras		
Sociedad Art. 33 Ley 19.550 -Nota 7	1,422,257	1,167,343
Otras	221,316	230,389
	1,643,573	1,397,732
PASIVO NO CORRIENTE		
Deudas		
Préstamos		
Financieros en monera local	2,001,802	2,782,244
Financieros en monera extranjera	4,919,200	6,867,900
	6,921,002	9,650,144
Otras		
Sociedad Art. 33 Ley 19.550 -Nota 7	3,000,000	3,000,000
	3,000,000	3,000,000

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS – Continuación

	31/03/2004	31/03/2003
OTROS INGRESOS Y EGRESOS		
Diferencia de inventario	0	(890,743)
Otros	294,432	55,360
	294,432	(835,383)

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO

a) Estado de Capitales

De acuerdo con lo dispuesto por la modificación al estatuto de la Sociedad, aprobado por la Asamblea General Extraordinaria de Accionistas del 27 de mayo de 1994, el capital de la Sociedad se incrementó de 3,20 a 2.000.000-

El mismo está representado por 20.000.000 de acciones ordinarias escriturales, de valor nominal 0,10 y se encuentra totalmente inscripto, suscripto e integrado.

Las acciones de la Sociedad fueron convertidas en tres clases, como se detalla a continuación:

Clase de acciones	Votos
Clase "A"	Con derecho a tres (3) votos c/u.
Clase "B"	Con derecho a tres (3) votos c/u.
Clase "C"	Con derecho a un (1) voto c/u.

Cada una de las acciones Clases A, B y C tienen los mismos derechos para el cobro de dividendos.

La estructura del capital al 31 de marzo de 2004, 31 de Diciembre de 2003 y 31 de marzo de 2003, era la siguiente:

Clase de acciones	Cantidad
Clase "A"	5.200.000
Clase "B"	5.200.000
Clase "C"	9.600.000
TOTAL	20.000.000

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO - Continuación

b) Otras reservas – para futuros dividendos.

Se incluye en este rubro las decisiones de las Asambleas de Accionistas del 24 de mayo de 1995, del 22 de mayo de 1998 y 29 de abril de 1999, las que aprobaron la constitución de una reserva para futuros dividendos de 18.784.406, 7.693.924 y 8.353.403, respectivamente; quedando a disposición del Directorio para que éste, de considerarlo oportuno, la afectara al pago de Dividendos en efectivo. Con fecha 14 de julio de 1995, 12 de mayo de 1998, 12 de julio de 1999, 13 de diciembre de 1999, el 18 de julio de 2000 y el 15 de diciembre de 2000, el Directorio aprobó los pagos de 9.368.077, de 9.342.622, de 3.846.962, de 3.846.962, de 4.176.701 y de 4.176.701 respectivamente.

NOTA 4 – REGIMEN IMPOSITIVO

Por los bienes y actividades desarrolladas en la Provincia de Tierra del Fuego la Sociedad se encuadra en los siguientes Regímenes:

- De promoción Industrial, establecido por la Ley Nacional N°19.640 del año 1972, por desarrollar actividades en la Provincia de Tierra del Fuego. En tal sentido, la Sociedad goza de ciertos beneficios impositivos y aduaneros hasta el año 2013, que incluyen:

  a) Impuesto a las Ganancias: Mediante el Decreto N°1395/94 el Poder Ejecutivo Nacional estableció que, a partir del 1° de septiembre de 1994, debe atribuirse como renta exenta del impuesto a las ganancias (cuya alícuota actual es del 35%) por las utilidades imputables a esa Provincia, el 85% (ver efecto del Decreto 615/97) del precio de venta al cliente.

  b) Impuesto al valor agregado (IVA): las ventas de la Sociedad están gravadas por el IVA a la tasa del 21% a partir de abril de 1995, que es cobrado a los clientes de Mirgor S.A.C.I.F.I.A.

  El Decreto N°1395/94 dispuso que el crédito fiscal presunto, computable a partir del 1° de septiembre de 1994, equivale al que resulte de aplicar la tasa del gravamen sobre el 61,11% (ver efecto del Decreto 615/97) del precio neto de venta al cliente. Por lo tanto, la obligación tributaria se redujo al 8% del mismo a partir de abril de 1995.

  c) Por medio de la Ley N°23.697 el Gobierno Nacional suspendió los beneficios tributarios durante los años 1989 y 1990. Como resultado de ello, la Sociedad efectuó pagos en concepto de Impuesto a los Capitales e Impuesto al Valor Agregado que, de acuerdo con la citada Ley, les serían reembolsados a través de bonos de crédito fiscal.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 4 – REGIMEN IMPOSITIVO – Continuación

La Resolución General N°3838/94 de la Dirección General Impositiva reglamentó la forma para obtener los señalados bonos (certificados de crédito fiscal), la Sociedad contabilizó oportunamente dichos créditos por 1.511.787,90 (valor histórico sin reexpresar), en virtud de la diferencia surgida entre el importe originalmente contabilizado y la suma solicitada con fecha 27 de junio de 1995 de acuerdo con las normas de valuación de dicha resolución.

Con fecha 17 de septiembre de 1996 la Dirección General Impositiva notificó del dictamen en el cual reconoció un monto superior a favor de la Sociedad (2.194.141,99) (valor histórico sin reexpresar) como consecuencia de la aplicación en la actualización de un índice del mes anterior al utilizado por la Sociedad en la presentación original. Asimismo con respecto a la devolución de IVA – Proveedores queda registrado un crédito por 148.853,37 (valor histórico sin reexpresar) a ser tramitado por el régimen de recupero de IVA por exportación.

Teniendo en consideración que el 2 de mayo de 1996, el Ministerio de Economía y Obras y Servicios Públicos emitió la Resolución N°580/96, y que se trata de créditos anteriores al 1° de abril de 1991, la Sociedad decidió registrar el crédito reconocido al valor de cotización, vigente al cierre de cada período, de los Bonos de Consolidación de Deuda emitidos de conformidad con la Ley 23.982 y sus disposiciones reglamentarias, que al 31 de marzo de 2004 y 2003 ascienden a $ 918.300 y $ 779.973, respectivamente.

Con fecha 19 de mayo de 1997, la Sociedad fue notificada por parte de la DGI de la conformidad provisoria del monto indicado en los apartados anteriores.

d) Derechos aduaneros (que para la Sociedad resulta aproximadamente el 15%) y la tasa de estadística (equivalente al 3%): de todos los insumos importados empleados para sus operaciones en Tierra del Fuego que por los beneficios otorgados por la Ley 19.640 no son abonados.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 4 – REGIMEN IMPOSITIVO – Continuación

e) El ahorro obtenido por la Sociedad por los conceptos señalados en los apartados b) y d) son los siguientes:

	Ejercicios Finalizados el 31 de Marzo de	
	2004	2003
Impuesto al Valor Agregado	5,070,788	2,183,344
Derechos aduaneros y tasa de estadística (montos aproximados)	3,608,727	1,948,229

Si bien la localización en la Provincia de Tierra del Fuego implica para la Sociedad gozar de los beneficios promocionales descriptos en los párrafos anteriores, tal situación origina por otra parte, incurrir en mayores costos tales como: salarios, comunicaciones, fletes, alquileres, viajes, etc.

El Decreto N°615/97 de fecha 7 de julio de 1997, modificatorio del Decreto N°1395/94 restituyó ciertos beneficios impositivos otorgados al amparo de la Ley de Promoción Industrial. En virtud de dicho decreto, el crédito fiscal presunto computable a partir del 1° de agosto de 1997, en el Impuesto al Valor Agregado equivale al que resulte de aplicar la tasa del gravamen (vigente al momento de la venta) sobre el precio neto de la venta al cliente. Asimismo, modificó el criterio en el impuesto a las Ganancias, dado que las ventas realizadas desde la Pcia. de Tierra del Fuego al Territorio Continental de la Nación gozan de la exención del 100% del impuesto previsto en el inciso a) del Art. 4° de la Ley 19.640.

Los beneficios derivados de la presente nota no requieren para la sociedad el cumplimiento de compromisos adicionales, excepto la realización de las actividades pertinentes en Tierra del Fuego.

Con relación a los reintegros a cobrar en moneda nacional por exportaciones realizadas del continente a la Isla de Tierra del Fuego, debido a demoras en el pago por parte del Estado Nacional, la sociedad presentó una serie de solicitudes para el cobro de los mismos ante la Dirección General de Aduanas (Sección Regímenes Promocionales). A la fecha de emisión de los presentes Estados Contables, si bien se dictaron resoluciones denegatorias en las etapas administrativas, los asesores legales de la Sociedad entienden que las operaciones se realizaron dentro del marco de la ley 19640 y por ende les corresponde la percepción de los reintegros que la normativa vigente prescribe. Dichas resoluciones denegatorias fueron impugnadas por lo cual las actuaciones se encuentran dentro de la Dirección de Legal y Técnica Aduanera a los efectos de producir dictamen.

NOTA 4 – REGIMEN IMPOSITIVO – Continuación

- De competitividad, establecido por el Decreto Nacional N° 730/01 a los efectos de mejorar la competitividad y la generación de empleo en el país. Los principales beneficios que se establecieron para las empresas adheridas se detallan a continuación:
  a) Exención total del impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario;
  b) Exención total del impuesto a la ganancia mínima presunta;
  c) Cómputo como crédito fiscal en el impuesto al valor agregado de los montos abonados en concepto de contribuciones patronales sobre la nómina salarial con destino al Sistema Unico de Seguridad Social (SUSS).

Los beneficios indicados en a) tenían vigencia a partir del 31 de Agosto de 2001, los señalados en b) y c) a partir del 1° de Julio de 2001. En los casos a) y b) el goce de los beneficios finalizaron el 30 de Junio de 2003; y el señalado en c) finalizó el 30 de Noviembre de 2001.

NOTA 5 – CLIENTES SIGNIFICATIVOS Y ACUERDOS DE LICENCIA

Por los períodos finalizados al 31 de Marzo de 2004 y 2003, las ventas de la Sociedad a sus clientes más significativos fueron las siguientes:

	31/03/2004	31/03/2003
Volkswagen Argentina S.A.	35%	58%
General Motors Argentina.	32%	11%
Renault Argentina S.A.	19%	16%
Mercedez Benz	8%	7%
Peugeot Citroen Argentina S.A	4%	4%

Una significativa parte de los productos de la Sociedad son realizados bajo acuerdos de licencia con Valeo Thermique Habilitacle.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 6 – SOCIEDAD CONTROLANTE

Sociedad Controlante: II Tevere S.A.

Domicilio legal: Paseo Colon 221, Piso 2 – Capital

Actividad principal: Inversora en acciones de otras sociedades.

Porcentaje de votos: 76,47%

Porcentaje de acciones: 52%

Con fecha 15 de julio de 1996 quedó concretada la transferencia del 40% de las acciones de II Tevere S.A. a favor de Valeo Climatisation, quien en forma indirecta participa del 20,8% del capital de MIRGOR S.A.C.I.F.I.A. y del 30,59% de los votos. El 6 de marzo de 1998, se concretó la transferencia del 10% de las acciones de II Tevere S.A. a favor de Valeo Climatisation; por lo cual la participación en MIRGOR S.A.C.I.F.I.A. se incrementó al 26%.

NOTA 7 – INFORMACION SOBRE PARTES RELACIONADAS

Al 31 de marzo de 2004 y por el período finalizado en esa fecha, los saldos y operaciones con sociedades relacionadas, son los siguientes:

	Operaciones		Saldos		
			Deudas	Otras Deudas	
Sociedad	Tipo de operación	Importe	Comerciales	Corrientes	No corrientes
Empresas relacionadas					
VALEO SISTEMAS AUTOMOTIVOS LTD	Importación de mercaderías	645,308	347,117	0	0
VALEO AUTOKLIMATIZACE S.R.O	Importación de mercaderías	197,024	259,044	0	0
VALEO CLIMATIZACION S.A.(EURO)	Importación de mercaderías	35,287	-5,313	0	0
VALEO KLIMASYSTEME GMBH	Importación de mercaderías	24,769	22,478	0	0
VALEO COMPONENTES AUTOMOVILES	Importación de mercaderías	166,409	132,818	0	0
VALEO SISTEMAS AUTOMOTIVOS	Importación de mercaderías	203,786	124,602	0	0
VALEO CLIMATE CONTROL MEXICO	Importación de mercaderías	126,413	208,827	0	0
VALEO AUTOSYSTEMIY SP. Z.O.O.	Importación de mercaderías	76,399	80,383	0	0
VALEO VYMENIKY TEPLA s.r.o.	Importación de mercaderías	337,432	124,478	0	0
VALEO SECURITE HABITACLE	Importación de mercaderías	178,907	111,841	0	0
VALEO THERMIQUE FRANCIA	Importación de mercaderías	117,266	118,797	0	0
	Servicios recibidos	98,977	0	0	0
VALEO THERMIQUE MOTEUR	Importación de mercaderías	944,168	595,333	0	0
VALEO ZARAGOZA	Importación de mercaderías	1,150,056	605,240	0	0
VCC UP ECHANGEURS	Importación de mercaderías	748,100	471,512	0	0
	Regalías	226,622	0	226,622	0
Empresa controlada					
INTERCLIMA S.A.	Compra de mercaderías	2,338,415	0	0	0
	Otros servicios	300,000	0	0	0
	Operaciones financieras	254,914	0	1,422,257	3,000,000

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 8 – RETENCIÓN DE IMPUESTO A LAS GANANCIAS SOBRE DIVIDENDOS

Cuando se configure el pago de dividendos en exceso de la ganancia gravada conforme a las disposiciones de la ley de Impuesto a las Ganancias, se deberá retener con carácter de pago único y definitivo, el 35% sobre el referido excedente. En función del artículo sin número siguiente al artículo 69 de la mencionada Ley, la Sociedad no se encuentra obligada a efectuar retención alguna por este concepto.

NOTA 9 - LIBROS RUBRICADOS

Se detallan a continuación los libros con fecha de rúbrica posterior al de las operaciones respectivas:

Diario N°	Fecha de rúbrica	Operaciones del periodo
41	6 de Mayo de 2003	01/01/03 al 28/02/03
42	1 de Julio de 2003	28/02/03 al 14/04/03
43	1 de Julio de 2003	14/04/03 al 30/05/03
44	23 de Julio de 2003	30/05/03 al 22/07/03
45	23 de Julio de 2003	22/07/03 al 02/09/03
46	22 de Septiembre de 2003	02/09/03 al 09/10/03
47	22 de Septiembre de 2003	09/10/03 al 22/11/03
48	22 de Diciembre de 2003	22/11/03 al 31/12/03

NOTA 10 – ACONTECIMIENTOS ECONÓMICOS SIGNIFICATIVOS RECIENTES

A partir de comienzos de diciembre de 2001, las autoridades nacionales implementaron diversas medidas de carácter monetario y de control de cambios, que comprendían principalmente la restricción a la libre disponibilidad de los fondos depositados en las entidades bancarias y la imposibilidad práctica de realizar transferencias de fondos al exterior, con excepciones vinculadas al comercio exterior y otras transacciones autorizadas, las cuales se encuentran en algunos casos sujetas a la previa aprobación del Banco Central de la República Argentina (BCRA). Posteriormente, el Gobierno declaró el incumplimiento del pago de los servicios de la deuda externa y, el 6 de enero de 2002, el Congreso Nacional sancionó la ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario que implicó un profundo cambio del modelo económico vigente hasta ese momento y la modificación de la ley de convertibilidad vigente

NOTA 10 – ACONTECIMIENTOS ECONÓMICOS SIGNIFICATIVOS RECIENTES - Continuación

desde marzo de 1991, y que faculta al Poder Ejecutivo, entre otros aspectos, a sancionar medidas adicionales de carácter monetario, financiero y cambiario conducentes a superar la actual crisis económica en el mediano plazo.

El Decreto N° 71/2002 del Poder Ejecutivo y la Comunicación "A" 3425 y sus modificatorias, del Banco Central de la República Argentina ("BCRA"), establecieron un mercado de cambios "oficial", básicamente para exportaciones y ciertas importaciones y obligaciones financieras y otro "libre" para el resto de las operaciones. La paridad del mercado "oficial" fue establecida en 1,40 por dólar y la cotización del mercado "libre" al cierre del primer día de reapertura del mercado cambiario (11 de enero de 2002), que había estado suspendido desde el 23 de diciembre de 2001, osciló entre 1,60 y 1,70 pesos por cada dólar, tipo vendedor.

Posteriormente, se emitieron diversas normas, que introdujeron modificaciones adicionales a la nueva normativa vigente, entre las que cabe mencionar: la unificación del mercado cambiario en un mercado "libre", la pesificación de los depósitos en dólares mantenidos en instituciones financieras del país al tipo de cambio de 1,40 pesos por cada dólar, y de todas las obligaciones expresadas en dicha moneda, contraídas al 6 de enero de 2002 en el país, al tipo de cambio de 1 peso por cada dólar, la pesificación de las tarifas de los servicios públicos anteriormente pactadas en dólares y su posterior renegociación caso por caso, la autorización previa del BCRA para realizar ciertas transferencias al exterior por servicios de capital e intereses, la suspensión de los despidos sin justa causa que vencerá a principios de 2003 y la suspensión de las causales de disolución por pérdida del capital social y reducción obligatoria del mismo establecidas en la Ley de Sociedades Comerciales.

Teniendo en cuenta los comentarios vertidos en los párrafos anteriores, la Empresa y su controlada mantienen créditos fiscales, reintegros a cobrar y otros créditos contra el Estado por la suma de $ 8.2 millones expuestos en el activo no corriente cuya recuperación futura depende tanto de las probabilidades del Estado Nacional en revertir la declaración de falta de pago de su deuda, así como también de la generación de ingresos sujeto a impuestos, los cuales se encuentran afectados por el marco de incertidumbre del Mercado Argentino en general; al mismo tiempo, la compañía carece de elementos de juicio para determinar la forma y el momento de cobro de tales créditos.

NOTA 11 – PRÉSTAMOS BANCARIOS – RESTRICCIÓN A LA DISTRIBUCIÓN DE UTILIDADES

La Sociedad mantiene préstamos bancarios con el Citibank N.A. por la suma de U$S 330.000, a un plazo de 11 meses con pago de intereses conforme la tasa LIBOR más un 6% en forma mensual, con el Banco Francés BBVA por la suma de U$S 90.000 con un interés de tasa LIBOR a 30 días más 500bp y con el banco BNP por la suma de U$S 2.280.000 y $ 1.998.500 a pagar en tres cuotas anuales y once cuotas trimestrales respectivamente, con un interés libor a 180 días más 6% y baibor más 4%.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 11 – PRÉSTAMOS BANCARIOS – RESTRICCIÓN A LA DISTRIBUCIÓN DE UTILIDADES - Continuación

La contratación de estos préstamos implica para la Sociedad el cumplimiento de ciertas condiciones y requisitos, especialmente aquellas referidas al mantenimiento de ciertas ecuaciones en sus estados contables medidos en forma trimestral, destacándose entre ellas las destinadas a medir la relación entre algunos pasivos y los intereses pagados, como así también el mantenimiento de limites en el endeudamiento contraído por la Compañía, que en el caso del préstamo con el Citibank N.A., el que no puede superar la suma de U$S 25 millones. Por otra parte la Compañía se comprometió a no distribuir dividendos durante la vigencia del préstamo y a no realizar cancelaciones anuales al B.N.P. mayores al 25% del total de la deuda que la sociedad posee con dicha entidad al momento de la reestructuración. Asimismo, en otras líneas de crédito la Sociedad ha asumido otros compromisos habituales para este tipo de reestructuración.

NOTA 12 – IMPUESTO A LAS GANANCIAS

La alícuota de impuesto a las ganancias aplicable no ha tenido variaciones en el período bajo consideración.

La conciliación de los gastos por impuesto a las ganancias aplicable a las ganancias por actividades operativas antes de impuesto a las ganancias a la alícuota legal con el gasto por impuesto a las ganancias a la alícuota efectiva de impuesto a las ganancias por el período finalizado el 31 de marzo de 2004 fue la siguiente:

	$
- Pérdida por actividades operativas antes de impuesto a las ganancias	(2,907,227)
Diferencias permanentes	
-Resultado por inversiones en otras sociedades	(933,161)
-Resultado de actividad aduanera especial en Tierra del Fuego	2,688,808
-Otras diferencias permanenetes	2,136,783
Resultado de actividades gravadas en el Impuesto a las Ganancias	985,203
A la alícuota legal de impuesto a las ganancias	(344,821)
- Variación de diferencias temporarias	
Previsión para desvalorización	(64,551)
Diferencia de cambio diferida	49,381
Subtotal	(359,991)
Previsionados	359,991
Cargo contable por Impuesto a las ganancias	-

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2004

- Cifras expresadas en pesos - ver Nota 1.a)

NOTA 12 – IMPUESTO A LAS GANANCIAS – Continuación

La evolución de las diferencias temporarias es la siguiente:

ACTIVO DIFERIDO 31.12.03	545.562
Variaciones de diferencias temporarias	(21.880)
ACTIVO DIFERIDO 31.03.04	523.682
Desvalorización	(523.682)
Activos Diferidos corrientes	-

El activo diferido al cierre se encuentra conformado por los siguientes conceptos:

Previsión desvalorización Bienes de Cambio	651.680
Previsión para incobrables	7.799
Diferencias de cambio activable	(135.797)
	523.682

NOTA 13 –UTILIDAD POR ACCIÓN

Las utilidades por acción (básica y diluida) se calculan dividiendo el resultado neto del ejercicio asignable a las acciones ordinarias por el promedio ponderado de acciones ordinarias en circulación durante el mismo ejercicio. No se han producido operaciones que involucren acciones ordinarias o posibles acciones ordinarias desde la fecha de la emisión de la información y hasta la finalización de estos estados contables.

NOTA 14 –MODIFICACIÓN DE RESULTADOS DE EJERCICIOS ANTERIORES

En el ejercicio 2003 y como consecuencia de la aplicación de las nuevas normas contables vigentes a partir del 1 de enero de 2003, tal como se indica en la nota 1b), la Sociedad ha registrado dicho impacto en los resultados acumulados al 31 de Diciembre de 2002.

El impacto total ascendió a $ 1.928.327 pérdida y se relaciona en su mayoría con la valuación de los créditos y deudas al valor actual neto del importe a cobrar o a pagar según corresponda y con el reconocimiento de débitos a proveedores. A dicho importe corresponde adicionarle la suma de $ 384.214 por el ajuste indicado en la nota 1.b. (Participación permanente en Sociedades – Impuesto a las Ganancias).

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR

SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA,

INMOBILIARIA Y AGROPECUARIA

EINSTEIN 1111 - RIO GRANDE

TIERRA DEL FUEGO

ARGENTINA

FINANCIAL STATEMENTS FOR THE PERIOD BEGINNING

JANUARY 1, 2004, AND ENDED MARCH 31, 2004,

TOGETHER WITH THE AUDITOR'S REPORT

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

BOARD OF DIRECTORS

MIRGOR S.A.C.I.F.I.A.

CHAIRPERSON

Lic. Roberto Gustavo Vázquez

VICE-CHAIRPERSON

Mr. José Fara

DIRECTORS

Mr. Sergio Vélez
Mr. André Gold
Mr. Alejandro Carrera

ALTERNATE DIRECTORS

Mr. José Luis Caputo
Mr. Bernard Clapaud
Mr.Emmanuel Lemaitre
Mr. Eduardo García Terán
Mr. Martín Basaldúa

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

United States Securities and Exchange Commission (U.S. "SEC")
File No.: 82-3941

(Translation of the report originally issued in Spanish)

LIMITED REVIEW REPORT ON INTERIM FINANCIAL STATEMENTS

To the Chairman and Directors of
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

1. We have performed a limited review of the accompanying balance sheet of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria as of March 31, 2004, and the related statement of income, statement of changes in shareholders' equity and statement of cash flows for the three-month period then ended. We have also performed a limited review of the accompanying balance sheet of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria consolidated with its subsidiary as of March 31, 2004, and the respective consolidated statements of income and cash flows for the three-month period then ended, which are presented as supplementary information. Such financial statements are the responsibility of the Company's Management.

2. Our review was performed in accordance with the standards set in FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 7 for the limited review of interim financial statements. Under such standards, a limited review mainly consists in applying analytical information to accounting information and making inquiries of the persons in charge of accounting and financial matters. The scope of a limited review is substantially less than that of a financial statements audit, the purpose of which is to express an opinion on the financial statements overall. Accordingly, we de not express any such opinion.

3. As indicated in Note 10 to the financial statements mentioned in Paragraph 1, the Company and its Subsidiary carry, as of March 31, 2004, Tax on Minimum Presumed Income and Value-Added Tax credits totaling ARS 4,992,000 and receivables from the Government amounting to ARS 3,226,000. The valuation and recoverability of such receivables depend on the Companies generating income in the future and on the debt restructuring to be made by the Argentine Government, in the context of the evolving crisis referred to in Note 10. As of the date of issuance of the accompanying financial statements, it is not possible to determine the valuation and recoverability of the abovementioned receivables.

4. Based on our review, we have not become aware of any significant change that should be made to the financial statements mentioned in paragraph 1 for them to be presented in conformity with professional accounting standards effective in Buenos Aires City, Argentina, the provisions of the Argentine Business Associations Law and CNV (Argentine National Securities Commission) regulations. This statement is to be read considering the uncertainties described in paragraph 3 above, the outcome of which cannot be determined as of the date of this report.

5. Regarding the balance sheet of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and of such company consolidated with its subsidiary, both as of December 31, 2003, and the statement of income, statement of changes in shareholders' equity and statement of cash flows of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and the statement of income and statement of cash flows of such company consolidated with its subsidiary, all for the three-month period ended March 31, 2003, presented for comparative purposes, we hereby report that:

   (a) On March 10, 2004, we issued an auditors' report on the financial statements of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and on those of such company consolidated with its subsidiary, both as of December 31, 2003, which included (a) qualifications for unresolved uncertainties regarding the recoverability of certain tax credits and other receivables from the Argentine Federal Government, (b) quantified qualifications for not having recognized the effects of the changes in the purchasing power of the Argentine peso over the period March 1 through September 30, 2003, in calculating the income(loss) for such fiscal year and the related changes in shareholders' equity and cash flows, and (c) uniformity qualifications in connection with the changes of method required by the new accounting standards, with which we agree. We have not audited any financial statements as of any date or for any period after December 31, 2003.

   (b) On May 19, 2003, we issued our limited review report on the financial statements of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria and of such company consolidated with its subsidiary for the three-month period ended March 31, 2003, which included: (a) a quanitified exception for the subsidiary not having accrued for income tax, and (b) emphasis paragraphs for unresolved uncertainties related to (b.1) the recoverability of certain tax credits and other receivables from the Argentine Federal Government, and (b.2) the possible effects of the renegotiation process with financial institutions to which the Company was indebted and the formalization and implementation of any agreements reached thereby. The uncertainty mentioned in (b.2) was resolved during the fiscal year ended December 31, 2003, given that the Company the process of renegotiations and formalization of the agreements with financial insitutions and, additionally, the Company has considered the contingent liability mentioned in (a) in valuing its investment in the subsidiary company and amended the financial statements as of Mach 31, 2003, which are now presented for comparative purposes.

6. In compliance with current legal requirements, we further report that:

a) The financial statements mentioned in paragraph 1 have been duly transcribed into the Financial Statements Statutory Book.

b) The financial statements of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria have been taken from accounting records kept, in all formal respects, in accordance with current legislation, except for the matter set forth in Note 9 to the accompanying financial statements.

c) The information contained in points (2) and (3) of the "Summary of Events for the three-month period ended March 31, 2004", presented by the Company to comply with the regulations of the CNV (Argentine National Securities Commission) and the Buenos Aires Stock Exchange, has been taken from the financial statements as of March 31, 2004 and 2003, included in the accompanying document, and from those as of March 31, 2002, 2001, and 2000 (after effecting the restatement into constant pesos through February 28, 2003, as detailed in Note 1(a) to the accompanying financial statements), which are not included in the accompanying document and on which we issued our reports dated May 22, 2002, May 11, 2001, and May 11, 2000, respectively, to which we refer and which are to be read jointly with this report. The Company has not modified the information for the periods ended March 31, 2002, 2001 and 2000 to incorporate the changes in the measurement methods required by the accounting standards in effect as from January 1, 2003.

d) As of March 31, 2004, the debt accrued in employer and employee contributions to the Integrated Retirement and Survivors' Pensions System, as shown by the Company's accounting records, amounted to ARS 116,022, none of which was due and payable as of such date.

Buenos Aires City,
May 11, 2004

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. – R.A.P.U. (Buenos Aires City
Professional Council – Unified Professionals Registry)
Vol. 1 Fo. 13

Adolfo Lázara (Partner)
CPA (U.B.A.)
C.P.C.E.C.A.B.A. (Buenos Aires City Professional
Council) - Vol. LXIX Fo. 174

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

REGISTERED OFFICE: Einstein 1111 – Río Grande – Tierra del Fuego, Argentina

Main business: Manufacture of air conditioning equipment for vehicles.

Registration date with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the last amendment to of the articles of incorporation: August 22, 1997.

Expiry of the articles of incorporation: May 31, 2070

FISCAL YEAR No. 34 BEGINNING JANUARY 1, 2004,

SUMMARY OF EVENTS

For the three-month period ended March 31, 2004

(Figures stated in Argentine pesos, "ARS"– see Note 1)

1. *BRIEF COMMENT ON THE COMPANY'S ACTIVITIES OVER THE PERIOD. (*)*

The good performance of the Argentine economy, in terms of the rebound in the level of activity, has also reached the automobile industry. The increased consumer confidence is supported by the reappearance of credit at rates lower than during the effectiveness of "convertibility", the currency board whereby the Argentine peso was pegged at par with the US dollar.

Vehicle manufacture statistics for the first quarter of the year show a 48% increase, while the sector's sales grew by 225% in the same period. The difference between these two figures reflects the strong increase in vehicle imports, mainly from Brazil. Meanwhile, Argentine exports increased by 0.98%. Particularly striking is the fact that Mexico has become the main automobile export destination, driven by the penetration of the models Nuevo Corsa and Polo (which is called Derby in Mexico).

The sector's good performance in the first few months of the year has led automobile manufacturers and dealers to revise their plans for the rest of the year, and the domestic-market sales volume is now forecast at 250,000 units. In this context, the automobile production could be growing at a rate higher than 35% this year.

These rises have had a strong impact on Mirgor's sales, both in physical units and in revenue amounts. The production of automobile air conditioning and heating systems grew by 178% during the first quarter. This increase has two causes of similarly powerful impact on Mirgor's sales: the increased production described above and the market share achieved by the Nuevo Corsa.
It is important to note that the proportion of air-conditioned units in our customers' production has gone from 53% to 71%.

The growth in systems for automobiles without air conditioning was 24%, attributable exclusively to the added sales of the Nuevo Corsa without air conditioning.
In the case of instrument panels, the increase was 19% because Volkswagen's production increase has been very moderate.

In this context of strong increases in sales, the Company has been able to turn production scale into profits, even considering that during the first quarter of the year our customers have shut down their plants, fully or partly, on vacation.

2. *EQUITY STRUCTURE* (figures related to the consolidated statements, stated in constant pesos – see note 1)

	03/31/2004	03/31/2003	03/31/2002	03/31/2001	03/31/2000
Current assets	69,542,984	64,443,113	89,294,740	67,119,368	79,542,970
Noncurrent assets	32,084,992	37,501,188	42,709,339	36,668,750	37,778,041
Total assets	101,627,976	101,944,301	132,004,079	103,788,118	117,321,011
Current liabilities	38,950,678	31,856,899	75,820,464	42,865,565	46,986,053
Noncurrent liabilities	6,921,002	13,091,835	-	-	-
Total liabilities	45,871,680	44,948,734	75,820,464	42,865,565	46,986,053
Minority interest	4,316	3,789	4,474	4,143	4,317
Shareholders' equity	55,751,980	56,991,778	56,179,141	60,918,410	70,330,641
Total liabilities and Shareholders' equity	101,627,976	101,944,301	132,004,079	103,788,118	117,321,011

3. *INCOME STRUCTURE* (figures related to the consolidated statements and stated in constant pesos – see note 1)

	03/31/2004	03/31/2003	03/31/2002	03/31/2001	03/31/2000
Ordinary operating income (loss)	1,796,625	(453,103)	(397,172)	(795,855)	(158,103)
Financial expense	(1,142,689)	182,667	1,988,155	(2,125,785)	(707,973)
Other (expenses) / revenues	(34,916)	(985,552)	(111,152)	22,712	(151,156)
Income tax	(257,623)	(49,983)	-	-	-
Minority interest gain (loss)	(198)	(259)	(368)	33	15
Ordinary income (loss), net	361,199	(1,306,230)	1,479,463	(2,898,895)	(1,017,217)
	-	-	-	-	-
Income (loss), net	361,199	(1,306,230)	1,479,463	(2,898,895)	(1,017,217)

4. *STATISTICAL DATA (1)*

Number of units	03/31/2004		03/31/2003		03/31/2002		03/31/2001		03/31/2000	
	Quarter	Accum	Quarter	Accum	Quarter	Accum.	Quarter	Accum.	Quarter	Accum.
Production (2)	48,844	48,844	37,810	37,810	23,367	23,367	56,327	56,327	41,213	41,213
Sales (3)	42,811	42,811	38,270	38,270	8,400	8,400	16,627	16,627	29,440	29,440
- Local	25,893	25,893	14,064	14,064	8,400	8,400				
Equipment with air conditioning.	15,506	15,506	5,578	5,578	4,495	4,495				
Equipment without air conditioning	6,199	6,199	4,979	4,979	2,075	2,075				
Dashboards	4,188	4,188	3,507	3,507	1,830	1,830				
- Exports	16,918	16,918	24,206	24,206						

(1) As from this fiscal year, ICSA discloses the units sold as statistical information.
(2) It includes the one related to Interclima S.A.
(3) The units sold among companies are not included.

5. *RATIOS (*)*

	03/31/2004	03/31/2003	03/31/2002	03/31/2001	03/31/2000
Current ratio	1.79	2.02	1.18	1.57	1.69
Equity to debt ratio	1.22	1.27	0.74	1.42	1.50
Fixed asset-to-equity capital ratio	0.32	0.37	0.32	0.35	0.32

6. *CHANGES IN THE MARKET PRICE OF SHARES (*) (1)*

December 2003	December 2002	November 2003	November 2002	October 2003	October 2002
19.75	10.20	18.20	10.00	16.50	7.30
September 2003	**September 2002**	**August 2003**	**August 2002**	**July 2003**	**July 2002**
15.70	6.00	14.70	5.20	15.80	5.40
June 2003	**June 2002**	**May 2003**	**May 2002**	**April 2003**	**April 2002**
16.10	4.30	15.50	4.60	12.60	4.50
January 2004	**January 2003**	**February 2004**	**February 2003**	**March 2004**	**March 2003**
24.50	9.40	23.10	10.10	24.10	4.30

(1) Considering $1.00 per share.

7. *PROSPECTS (*)*

Even though cost increases have been passed on to customers in the last few months, this situation is not expected to have negative effects on the behavior of domestic sales.

The favorable trend in new businesses has allowed the Company to achieve a 45% share of the domestic market, which will be maintained during the rest of the year, with the consequent impact on Company's sales.

In addition, there continue to be good prospects of closing new deals that have been under analysis for some time.

In this respect, we also await the announcement of the launch of a new VW project. Such company announced this project during the Frankfurt automobile fair in 2003, but it could now be confirmed with the concrete announcement that the model will produced in the Pacheco Plant in 2006. If this comes to fruition, such project would become our Company's absolute priority for the next few months.

(*) Information not covered by the auditors' limited review report

Buenos Aires, May 11, 2004.

MIRGOR S.A.C.I.F.I.A.

Lic. Roberto G. Vázquez
Chairman

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

FINANCIAL STATEMENTS RELATED TO FISCAL YEAR NO. 34 FOR THE PERIOD BEGINNING JANUARY 1, 2004, AND ENDED MARCH 31, 2004, PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

REGISTERED OFFICE: Einstein 1111 – Río Grande – Tierra del Fuego, Argentina

Main business: Manufacture of air conditioning equipment for vehicles.

Registration date with the Public Registry of Commerce:

- Of the articles of incorporation: June 1, 1971.
- Of the first amendment to the articles of incorporation: July 1, 1994.
- Of the last amendment to the articles of incorporation: August 22, 1997.

Registration number with the IGJ (regulatory agency of business associations): 40,071

Expiry of the articles of incorporation: April 13, 2070.

Parent company: disclosed in note 6 to the stand-alone financial statements.

Capital structure: see note 3 to the stand-alone financial statements.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

	PESOS
20,000,000 shares of common stock, face value, ARS 0.10 per share Subscribed, paid-in, issued, and registered with the Public Registry of Commerce	2,000,000

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2004, AND AS OF DECEMBER 31, 2003

Figures stated in Argentine pesos – See note 1

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash – Note 2	8,781,194	13,781,162
Short-term investments – Note 2	1,547	1,547
Trade receivables – Note 2	17,586,783	15,502,566
Taxes receivable – Note 2	362,084	278,422
Other receivables – Note 2	1,244,595	1,284,985
Inventories – Note 2	41,566,781	36,699,074
TOTAL CURRENT ASSETS	69,542,984	67,547,756
NONCURRENT ASSETS		
Other receivables – Note 2	3,366,927	3,499,885
Taxes receivable – Note 2	6,472,222	6,036,894
Intangible assets – Note 1(e)b	440,013	32,903
Property, plant and equipment – Note 1(e)a	21,805,830	22,822,091
TOTAL NONCURRENT ASSETS	32,084,992	32,391,773
TOTAL ASSETS	101,627,976	99,939,529

Notes 1 through 4 to the consolidated financial statements and notes 1 through 15 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2004, AND AS OF DECEMBER 31, 2003

Figures stated in Argentine pesos – See note 1

	2004	2003
LIABILITIES		
CURRENT LIABILITIES		
Payables		
Trade payables – Note 2	22,732,061	20,238,645
Salaries, payroll and other taxes payable – Note 2	3,125,360	3,044,863
Customer prepayments - Note 2	4,077,883	4,050,543
Loans – Note 2	8,794,058	5,568,642
Other	221,316	230,388
Total Liabilities	38,950,678	33,133,081
Provisions	-	-
TOTAL CURRENT LIABILITIES	38,950,678	33,133,081
NONCURRENT LIABILITIES		
Payables		
Customer prepayments	-	1,761,404
Loans – Note 2	6,921,002	9,650,144
TOTAL NONCURRENT LIABILITIES	6,921,002	11,411,548
TOTAL LIABILITIES	45,871,680	44,544,629
Minority interest in subsidiaries	4,316	4,119
	55,751,980	55,390,781
SHAREHOLDERS' EQUITY		
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	101,627,976	99,939,529

Notes 1 through 4 to the consolidated financial statements and notes 1 through 15 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

Supplementary information

CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2004,
PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR YEAR
Figures stated in Argentine pesos – See note 1

	2004	**2003**
Net sales (including VAT benefits amounting to 5,070,788 and 2,183,344)	34,700,574	20,123,857
Cost of goods sold	(30,147,837)	(18,289,993)
GROSS REVENUES	4,552,737	1,833,864
Administrative expenses - Exhibit H	(1,882,109)	(1,797,341)
Selling expenses – Exhibit H	(874,003)	(478,949)
Other expense / income	(34,916)	(985,552)
Financial expense and holding losses from assets		
Interest	75,179	932,539
Foreign exchange difference	(217,899)	(795,520)
Holding gains (losses) – Inventories	(1,183,790)	(3,568,439)
Allowances / provisions	151,850	409,453
Gain on exposure to inflation	-	69,315
Current investments and tax credits	138,327	(43,227)
Financial expense and holding losses from liabilities		
Interest	(593,291)	(552,330)
Foreign exchange difference	486,935	3,754,712
(loss) on exposure to inflation	-	(23,836)
Loss from long-term investments	-	(10,677)
Loss before income tax	619,020	(1,255,988)
Income tax	(257,623)	(49,983)
Loss after income tax	361,397	(1,305,971)
Minority interest in subsidiaries	(198)	(259)
INCOME (LOSS) FOR THE YEAR	361,199	(1,306,230)

Notes 1 through 4 to the consolidated financial statements and notes 1 through 15 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

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Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2004,
PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR YEAR
Figures stated in Argentine pesos – See note 1

	2004	2003
CHANGES IN CASH		
Cash at beginning of year	13,782,122	14,014,323
Cash at end of year	8,782,154	7,810,180
Cash (decrease)	(4,999,968)	(6,204,143)
SOURCES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Ordinary income (loss) for the year	361,199	(1,306,230)
Interest and foreign exchange difference accrued	40,282	(1,557,082)
Income tax	257,623	49,983
Adjustments to reach net cash flows deriving from operating activities		
PP&E depreciation and intangible assets amortization	1,243,943	1,389,577
Minority interest	198	259
Allowance for impairment in value of inventories (net effect)	(462,887)	(1,044,651)
Loss from long-term investments	-	10,677
Contingency provision	-	(878,813)
Impairment in value of PP&E advances from exposure to inflation	-	1,618
Changes in operating assets and liabilities:		
Trade receivables	(2,084,217)	(5,275,993)
Inventories	(4,404,820)	1,692,952
Trade payables	2,493,416	1,405,325
Salaries, payroll and other taxes (net of receivables)	(696,115)	(701,107)
Customer prepayments	(1,734,064)	1,173,243
Other	164,274	805,019
Interest repayment	(208,847)	(838,161)
NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	(5,030,015)	(5,073,384)

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Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2004,
pRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR YEAR
Figures stated in Argentine pesos – See note 1

	2004	2003
INVESTMENT ACTIVITIES		
PP&E acquisition	(199,613)	(69,295)
Intangible additions	(435,179)	-
NET CASH FLOW USED IN INVESTMENT ACTIVITIES	(634,792)	(69,295)
FINANCING ACTIVITIES		
Loan repayment	(2,335,161)	(1,061,464)
Inflows from new debts	3,000,000	-
NET CASH FLOW USED IN FINANCING ACTIVITIES	664,839	(1,061,464)
NET CASH (DECREASE)	(4,999,968)	(6,204,143)

Notes 1 through 4 to the consolidated financial statements and notes 1 through 15 to the stand-alone financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part of and should be read together with these statements.

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003.

Figures stated in Argentine pesos – See note 1

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a) Applicable accounting standards

The financial statements as of March 31, 2004, December 31, 2003, and March 31, 2003, have been prepared following CNV (Argentine Securities Commission) General Resolution No. 368 guidelines, within effective professional accounting standards with the restrictions and additions provided for in Resolution No. 459, which amended Exhibit I to Book No. 7 "Informative System" of such resolution and the discontinuance of the effects of changes in the currency purchasing power set forth by CNV General Resolution No. 441, as indicated in note 1 to the individual financial statements.

b) Valuation and disclosure method summary

The valuation and disclosure methods used in the consolidated financial statements are similar to those disclosed in note 1 to the stand-alone financial statements, except for the valuation of interests in subsidiaries, which in the current statements have been incorporated line by line following the method of FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 4 as amended by FACPCE Technical Resolution No. 19 with the applicable deletions.

c) Consolidation bases

Following the procedure established in FACPCE Technical Resolution No. 21, MIRGOR S.A.C.I.F.I.A. has consolidated its financial statements as of March 31, 2004, December 31, 2003 and March 31, 2003, as the case may be, line by line with those of its subsidiary, Interclima Sociedad Anónima, in which it holds majority voting rights.

Corporate control is as follows:

Subsidiary	**Interest in the common stock and voting rights as of 03/31/04**	**Year-end**
Interclima Sociedad Anónima	99.9667	03/31/2004

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003- Continued

Figures stated in Argentine pesos – See note 1

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - Continued

d) Financial statements used in consolidation

The consolidated financial statements as of March 31, 2004, have been prepared using the financial statements of Interclima Sociedad Anónima as of such date, which carry a limited review report – dated May11 , 2004 -- including quantified exceptions due to discrepancies in the quantification of income tax; the adjustment in question has been considered in the consolidated financial statements.

The consolidated balance sheet as of December 31, 2003, was prepared using the Balance Sheet of Interclima Sociedad Anónima as of such date, which carries an auditors' report - dated March 10, 2004 – including quantified qualifications and qualifications for unresolved uncertainties; the latter regarding the recoverability of tax credits and of other receivables from the Argentine Federal Government.

The rest of the financial statements as of March 31, 2003, were prepared using the financial statements of Interclima Sociedad Anónima as of such date, which carry a limited review report – dated May 19, 2003 – including a quantified exception due to discrepancies in the quantification of income tax; the adjustment in question has been considered in the consolidated financial statements

e) Changes in significant assets

	03/31/04 ARS	12/31/03 ARS
a) PP&E		
Balance at beginning of year	22,822,091	27,485,464
Additions	199,613	417,225
Retirements (net of depreciation)	-	(11,811)
Depreciation	(1,215,874)	(5,068,787)
Balance at end of period	21,805,830	22,822,091

	ARS	ARS
b) Intangible assets		
Balance at beginning of year	32,903	366,168
Additions	435,179	-
Amortization	(28,069)	333,265
Balance at end of period	440,013	32,903

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003 - Continued

Figures stated in Argentine pesos – See note 1

NOTE 2 – MAIN ACCOUNT BREAKDOWN

	03/31/04	12/31/03
ASSETS		
CURRENT ASSETS		
Cash		
On hand and imprest fund in Argentine currency	23,771	41,658
On hand in foreign currency	325,602	105,476
In banks in Argentine currency	2,606,938	4,461,304
In banks in foreign currency	5,824,883	9,172,724
	8,781,194	13,781,162
Short-term investments		
Savings account and other in foreign currency		
Savings account in Argentine currency and other	1,547	1,547
	1,547	1,547
Trade receivables		
Trade receivables	17,208,564	15,015,866
Trade receivables in foreign currency	463,396	571,877
Allowance for doubtful accounts	(85,177)	(85,177)
	17,586,783	15,502,566
Taxes receivable		
VAT credit	327,711	232,808
Other	34,373	45,614
	362,084	278,422
Other receivables		
Notes receivable		
Interest to be accrued	727,560	749,597
Miscellaneous receivables	(92,303)	(95,109)
Other	609,338	630,497
	1,244,595	1,284,985

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003 - Continued

Figures stated in Argentine pesos – See note 1

NOTE 2 - MAIN ACCOUNT BREAKDOWN - Continued

	03/31/04	**12/31/03**
Inventories		
Manufactured products	12,521,206	11,433,737
Raw material	25,060,874	22,932,903
Raw material in transit	9,487,045	7,771,539
Stock at end of period	47,069,125	42,138,179
Prepayments to vendors in Argentine currency	648,827	371,927
Prepayments to vendors in foreign currency	1,306,945	2,109,971
Allowance for impairment in value	(7,458,116)	(7,921,003)
	41,566,781	36,699,074
NONCURRENT ASSETS		
Other receivables		
Reimbursements in Argentine currency receivable	2,308,165	2,254,264
Notes receivable	1,212,600	1,426,633
Interest to be accrued	(153,838)	(181,012)
Other		
	3,366,927	3,499,885
Taxes receivable		
Compulsory savings		
VAT credit	3,369,907	3,266,016
Minimum presumed income tax	1,622,014	1,503,330
Promotional benefits receivable	918,300	779,973
Other	562,001	487,575
	6,472,222	6,036,894

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003 - Continued

Figures stated in Argentine pesos – See note 1

NOTE 2 - MAIN ACCOUNT BREAKDOWN - Continued

	03/31/04	12/31/03
LIABILITIES		
CURRENT LIABILITIES		
Payables		
Trade payables		
In local currency	7,890,457	7,650,958
In foreign currency	14,841,604	12,587,687
	22,732,061	20,238,645
Salaries, payroll and other taxes		
Employee benefits	441,460	722,493
Taxes payable	2,683,900	2,322,370
	3,125,360	3,044,863
Customer prepayments		
In local currency	-	1,798,553
In foreign currency	4,077,883	2,251,990
	4,077,883	4,050,543
Loans		
Financial loans in local currency	5,825,551	2,216,748
Financial loans in foreign currency	2,968,507	3,351,894
	8,794,058	5,568,642
NONCURRENT LIABILITIES		
Payables		
Loans		
Financial loans in local currency	2,001,802	2,782,244
Financial loans in foreign currency	4,919,200	3,867,900
	6,921,002	9,650,144

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Supplementary information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND DECEMBER 31, 2003 – Continued

NOTE 3 – RELATED - PARTY INFORMATION

As of March 31, 2004, and over the three-month period then ended, the receivables from, payables to and transactions entered into with related companies, were as follows:

	Transactions		Balances		
Company	Transaction type	Amount	Trade receivables	Other current payables	Trade payables
Related companies	Merchandise Importation	645,308	-	-	347,117
Valeo Sistemas Automotivos Ltd.	Merchandise Importation	197,024	-	-	259,044
Valeo Autoklimatizace S.R.O.	Merchandise Importation	35,287	-	-	(5,313)
Valeo Climatizaci6n S.A. (Euro)	Merchandise Importation	24,769	-	-	22,478
Valeo Klimasysteme GMBH	Merchandise Importation	166,409	-	-	132,818
Valeo Componentes Autom6viles	Merchandise Importation	203,786	-	-	124,602
Valeo Sistemas Automotivos (wiper systems)	Merchandise Importation	126,413	-	-	208,827
Valeo Climate Control Mexico	Merchandise Importation	76,399	-	-	80,383
Valeo Autosystemiy SP Z.O.O.	Merchandise Importation	1,079,459	-	-	462,803
Valeo Vymeniky Tepla S.R.O.	Merchandise Importation	178,907	-	-	111,841
Valeo Securite Habitacle	Merchandise Importation	117,266	-	-	118,797
Valeo Thermique Francia	Services received	98,977	-	-	-
Valeo Thermique Moteur	Merchandise Importation	944,168	-	-	595,333
Valeo Zaragoza	Merchandise Importation	1,150,056	-	-	605,240
VCC Up Echangeurs	Merchandise Importation	748,100	-	-	471,512
Vcc Up-Echangeurs	Royalties	226,622	-	226,622	-
Valeo Sist. Automotivos	Merchandise sold	(1,132,976)	(364,959)	-	-
Valeo Sist. Automotivos	Merchandise Importation	303,141	-	-	161,589

NOTE 4 – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

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EXHIBIT C

SHARES, DEBENTURES, OTHER SECURITIES ISSUED IN SERIES, AND INTEREST IN OTHER COMPANY FOR THE YEAR ENDED MARCH 31, 2004, PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

Figures stated in Argentine pesos – See Note 1(a)

	03/31/04												03/31/03
							Information on the issuer						
								Latest financial statements issued					
Securities name and features	Face values	Amounts	Cost values	Value by the equity method	Highest investment value	Book values	Main business	Date	Capital	Return for period	Equity	Interest % on capital stock	Book value
Companies under Law No. 19,550, Section 33 (subsidiaries and affiliates)													
INTERCLIMA Sociedad Anónima	1	11,996	8,815,917	11,397,617	11,397,617	11,397,617	Auto-part manufacturing and interchanges for air conditioning and heating equipment	12/31/03	12,000	593,189	12,962,319	99.97%	11,082,333
Total noncurrent investments						11,397,617							11,082,333
Total investments						11,397,617							11,082,333

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EXHIBIT H

INFORMATION REQUIRED BY LAW No. 19,550, SECTION 64 B(I) FOR THE YEAR ENDED MARCH 31, 2004, PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

Figures stated in Argentine pesos – See Note 1(a)

	03/31/04				03/31/03
Accounts	**Production costs**	**Administrative expenses**	**Selling expenses**	**Total**	**Total**
Salaries and wages	1,211,728	528,571	92,104	1,832,403	1,469,461
Payroll taxes and employee benefits	254,999	170,249	24,367	449,615	327,971
Insurance	153,077	31,439	1,486	186,002	148,112
Fees and training expenses	65,504	100,949	758	167,211	116,670
Taxes, rates, and assessments	285,080	109,745	170,168	564,993	270,107
Other administrative expenses	-	468,180	-	468,180	372,759
PP&E depreciation	759,419	444,907	11,548	1,215,874	1,298,522
Intangible asset amortization	-	28,069	-	28,069	91,055
Other production expenses	430,793	-	-	430,793	311,381
Customs clearance and taxes	773,454	-	-	773,454	460,494
Shipping, handling and freight	2,647,205	-	276,616	2,923,821	1,697,652
Export tax	-	-	50,313	50,313	65,622
Other selling expenses	-	-	246,643	246,643	98,618
Total 2003	6,581,259	1,882,109	874,003	9,337,371	
Total 2002	4,452,134	1,797,341	478,949		6,728,424

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BALANCE SHEET AS OF MARCH 31, 2004 AND AS OF DECEMBER 31, 2003.

Figures stated in Argentine pesos – See note 1(a)

	03/31/04	12/31/03
ASSETS		
CURRENT ASSETS		
Cash – Note 2	8,420,897	13,674,837
Short-term investments – Note 2	1,547	1,547
Trade receivables – Note 2	17,043,709	14,828,548
Taxes receivable – Note 2	205,069	110,166
Other receivables – Note 2	1,215,651	1,266,005
Inventories – Note 2	38,780,315	34,421,150
TOTAL CURRENT ASSETS	65,667,188	64,302,253
NONCURRENT ASSETS		
Long-term investments	11,397,617	11,082,333
Taxes receivable – Note 2	2,762,448	2,495,602
Other receivables – Note 2	1,978,532	2,165,391
Property, plant and equipment	19,701,576	20,690,057
Intangible assets	440,013	25,384
TOTAL NONCURRENT ASSETS	36,280,186	36,458,767
TOTAL ASSETS	101,947,374	100,761,020

The accompanying notes 1 to 16 are an integral part of these financial statements.

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BALANCE SHEET AS OF MARCH 31, 2004 AND AS OF DECEMBER 31, 2003
Figures stated in Argentine pesos – See note 1(a)

	03/31/04	12/31/03
LIABILITIES		
CURRENT LIABILITIES		
Payables		
Trade payables – Note 2	20,317,075	18,313,122
Salaries, payroll and other taxes – Note 2	1,441,803	1,628,652
Loans – Note 2	8,794,058	5,568,642
Customer prepayments – Note 2	4,077,883	4,050,543
Other payables – Note 2	1,643,573	1,397,732
Total Liabilities	36,274,392	30,958,691
TOTAL CURRENT LIABILITIES	36,274,392	30,958,691
NONCURRENT LIABILITIES		
Payables		
Loans – Note 2	6,921,002	9,650,144
Customer prepayments	-	1,761,404
Other payables – Note 2	3,000,000	3,000,000
TOTAL NONCURRENT LIABILITIES	9,921,002	14,411,548
TOTAL LIABILITIES	46,195,394	45,370,239
SHAREHOLDERS' EQUITY	55,751,980	55,390,781
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	101,947,374	100,761,020

The accompanying notes 1 to 15 are an integral part of these financial statements.

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STATEMENT OF INCOME FOR THE THREE-MONTH PERIOD MARCH 31, 2004, PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR YEAR

Figures stated in Argentine pesos – See note 1(a)

	03/31/04	03/31/03
Net sales (including VAT benefits amounting to 5,070,788 and 2,183,344) – Note 4(e)	33,395,202	17,765,999
Cost of goods sold	(29,942,576)	(16,859,730)
GROSS REVENUES	3,452,626	906,269
Administrative expenses	(1,833,754)	(1,759,598)
Selling expenses	(788,342)	(407,642)
Other (expense) / income – Note 2	294,432	(835,383)
Ordinary income from long-term investments	315,283	715,786
Financial expense and holding losses from assets		
Interest	89,930	428,579
Foreign exchange difference	(222,913)	(589,169)
Holding (losses) – Inventories	(1,123,919)	(3,388,718)
Allowances / provisions	127,510	411,248
Gain on exposure to inflation	-	155,743
Current investments and tax credits	138,327	(43,227)
Financial expense and holding losses from liabilities		
Interest	(583,795)	(540,478)
Foreign exchange difference	495,814	3,700,075
(loss) on exposure to inflation	-	(59,715)
NET (LOSS) INCOME FOR THE PERIOD	361,199	(1,306,230)
NET (LOSS) EARNINGS PER SHARE – NOTE 13		
BASIC ORDINARY	0.0181	(0.0653)
DILUTED ORDINARY	0.0181	(0.0653)

The accompanying notes 1 to 15 are an integral part of these financial statements.

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STATEMENT OF INCOME FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2004, PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR YEAR

Figures stated in Argentine pesos – See note 1(a)

	03/31/04											03/31/03
							Appropriated retained earnings					
DETAIL	Capital stock	Capital stock adjustment	Noncapitalized contributions	Noncapitalized contribution adjustments	Issuance premiums	Total	Legal reserve	Other reserves (*)	Total	Unappropriated retained earnings	Total	Total
Balances at beginning of year	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	41,636,218	55,390,781	60,610,549
Balance modification-Note 14											-	(2,312,541)
Modified balances at beginning of year	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	41,636,218	55,390,781	58,298,008
Net income(loss) for the year										361,199	361,199	(1,306,230)
Balances as of March 31, 2004	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	41,997,417	55,751,980	
Balances as of March 31, 2003	2,000,000	4,155,936	497	717	5,243,562	11,400,712	2,280,143	73,708	2,353,851	43,237,215		56,991,778

(*) See note 3(b)

The accompanying notes 1 to 15 are an integral part of these financial statements.

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STATEMENT OF CASH FLOWS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2004, PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR YEAR

Figures stated in Argentine pesos – See note 1(a)

	03/31/04	03/31/03
CHANGES IN CASH (1)		
Cash at beginning of year	13,675,797	13,204,954
Cash at end of year	8,421,857	7,156,016
Cash (decrease)	(5,253,940)	(6,048,938)
SOURCES OF CHANGES IN CASH		
OPERATING ACTIVITIES		
Ordinary (loss) income for the year	361,199	(1,306,230)
Interest and foreign exchange difference accrued	40,282	(1,557,082)
Adjustments to reach net cash flows deriving from operating activities		
PP&E depreciation and intangible assets amortization	1,127,220	1,234,967
Allowance for impairment in value of inventories (net effect)	(373,795)	(1,049,516)
Income (Loss) from long-term investments	(315,283)	(715,786)
Contingency provision	-	(878,813)
Impairment in value of PP&E advances from exposure to inflation	-	1,585
Changes in operating assets and liabilities:		
Trade receivables	(2,215,161)	(5,344,447)
Inventories	(3,985,370)	1,507,653
Trade payables	2,003,953	1,849,723
Salaries, payroll and other taxes (net of receivables)	(548,598)	(212,070)
Customer prepayments	(1,734,064)	1,173,243
Other	483,053	1,214,331
Interest repayment	(208,847)	(838,161)
NET CASH FLOW (USED IN) OPERATING ACTIVITIES	(5,365,411)	(4,920,603)

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STATEMENT OF CASH FLOWS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2004, PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR YEAR

Figures stated in Argentine pesos – See note 1(a)

	03/31/04	03/31/03
INVESTMENT ACTIVITIES		
PP&E acquisition	(118,189)	(66,871)
Intangible additions	(435,179)	-
NET CASH FLOW USED IN INVESTMENT ACTIVITIES	(553,368)	(66,871)
FINANCING ACTIVITIES		
Loan repayment	(2,335,161)	(1,061,464)
Inflows from new debts	3,000,000	-
NET CASH FLOW USED IN FINANCING ACTIVITIES	664,839	(1,061,464)
NET CASH (DECREASE)	(5,253,940)	(6,048,938)

(1) Not considering the temporary investments in shares

The accompanying notes 1 to 15 are an integral part of these financial statements.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2004

Figures stated in Argentine pesos – See Note 1.(a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a) Restatement into constant pesos

Professional accounting standards provide that financial statements are to be stated in constant pesos and that, in inflationary or deflationary conditions, the financial statements are to be restated into pesos with the purchasing power of the date of issuance of such statements, recognizing in accounts the changes in the "IPIM", i.e. the wholesale price index published in the INDEC (Argentine Statistics and Census Bureau), in accordance with the restatement method established in Technical Resolution (TR) No. 6 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences).

The Company's financial statements recognize the changes in the purchasing power of the peso through February 28, 2003, in accordance with Federal Executive Decree No. 664/2003 and CNV (Argentine National Securities Commission) No. 441. Under professional accounting standards the restatement method established in TR No. 6 should have been discontinued only as from October 1, 2003. The effects of not recognizing such changes in the purchasing power of the Argentine peso through this last date have not been significant in relation to these financial statements.

b) New accounting standards applied to financial statements preparation and presentation

The CNV (Argentine National Securities Commission) issued General Resolution No. 459, dated March 18, 2004, whereby it adopted, with certain exceptions: (a) FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolutions Nos. 16 through 20, with the amendments introduced by CPCECABA (Buenos Aires City Professional Council) Resolution CD No.87/03, effective for fiscal years initiated January 1, 2003, or thereafter, and (b) FACPCE Technical Resolution No. 21, mandatory for fiscal years beginning April 1, 2004 (which has been applied in advance in these financial statements).

Such accounting standards incorporated changes in the methods for measuring shareholders' equity and determining income, as well as new disclosure requirements. The changes that could be most significant to the Company are the determination of net present value of tax receivables, the quantification of income tax by the deferred tax method, restrictions on the recognition of intangible assets and other disclosure aspects such as earnings per share, as explained in each of the accounts or items in question.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2004 - Continued
Figures stated in Argentine pesos – See Note 1.(a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

The effects of the changes in the new accounting standards at the beginning of the first fiscal year of their effectiveness have been booked retroactively, which is to say that the Prior-year Income at the beginning of the fiscal year 2003 as indicated in Note 14.

c) Valuation methods

The main valuation methods used to prepare the financial statements:

- Cash, current investments, trade receivables, other receivables and liabilities:

  In Argentine pesos: at nominal value at end of the period including, as the case may be, explicit and imputed interest accrued as of such dates, which has been determined by calculating the discounted value of cash flows, following the methods provided in FACPCE Technical Resolution No. 17, Section 4 (as amended by CPCECABA Resolution CD No. 87/03), considering the present economic circumstances due to the current characteristics of the financial market; for such purpose, the interest rate on financing obtained by the company has been considered.

  In foreign currency: at nominal value in foreign currency plus explicit and imputed interest accrued as of period – end, converted at the exchange rates effective as of such dates to

Figures stated in Argentine pesos – See Note 1.(a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

convert such transactions. The foreign exchange differences were charged to income for the fiscal period or year, as the case may be.

Other receivables and payables in local currency (except for deferred tax amounts): they have been valued at their estimated value deducted from the amount receivable or payable taking into account the methods provided in FACPCE Technical Resolution No. 17, Section 4 (as amended by CPCECABA Resolution CD No. 87/03), as mentioned in the first paragraph (Cash, Trade Receivables, Other Receivables and Liabilities)

Credit risk: In its usual course of business the Company grants credit to customers, including car plants, that represent about 99% of the total sales. The company evaluates permanently the financial capacity of its customers in order to reduce the possible risk of significant losses due to bad debts.

Financial instruments: the Company does not use derivative financial instruments. Receivables and payables related to usual business transactions are valued as stated in the previous paragraphs and, in the opinion of the management of MIRGOR, such valuation does not differ from their current value.

- Inventories

Raw materials (including those in transit) were valued at replacement cost at end of the period, considering the cash prices for usual purchase amounts. In addition, imported goods are valued at replacement cost at the foreign exchange rate effective at end of the period.

The products manufactured were valued at cash reproduction cost at end of the period limited by the net realization value thereof.

- Long-term investments:

Companies covered by Argentine Business Associations Law No. 19,550, Section 33 (Subsidiaries and affiliates): by the equity method as established by Technical Resolution No. 21 of the FACPCE, which was calculated on the basis of the financial statements of Interclima as of March 31, 2004, which have been reviewed by Pistrelli, Henry Martin y Asociados S.R.L., who – on May 11,2004 -- issued their related limited review report that includes quantified exceptions and an emphasis paragraph for unresolved uncertainty.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1.(a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

In addition, the adjustment to reflect the income tax liability has been taken into account when determining the value by the equity method.

Income from the interest in the subsidiary is included in a separate line in the statement of income. Refer to income tax paragraph b).

- PP&E

PP&E have been valued at cost restated to February 28, 2003, as mentioned in note 1(a), less the related accumulated depreciation. Depreciation is calculated applying constant rates on the basis of the estimated useful life of the related assets. The assets subject to lease have been included in this account.

The net book value of PP&E was reviewed to verify whether it has been impaired whenever there were events or changes in circumstances indicating that the value booked cannot be recovered. Should there be any hint and book values exceed the estimated recoverable value, the assets or activities generating cash would be reduced up to the recoverable amount. The PP&E recoverable amount is equivalent to the higher of net realization value end the value in use. Upon determining the value in use, a first comparison should be made with the estimated future cash flows without any deduction. Should the value of cash flows exceed its net realization value and be lower than the net book value, the discounted flow and the net realization value should be compared again to determine the PP&E recoverable value and determine the impairment in value to be booked, as the case may be. Losses from impairment in value are recognized in the statement of income.

- Intangible assets

Until December 31, 2002, research and development expenses and licenses related to new products were included in this item, valued at their replacement cost restated as of February 28, 2003, as mentioned in note 1(a), less the related accumulated amortization. These amounts are amortized applying constant rates to extinguish such values over a NINE-year period as from the launch of the new products, which will be amortized based on alternative a(2) set forth under section 8(2)3 of Technical Resolution No. 17, i.e. during the remaining useful life.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

As from the effective date of the new technical resolutions mentioned in note 1(b), research and development expenses will be charged to income for the period in which they are incurred.

The licenses to sell products acquired by the Company have been considered in this account, taking into account their capacity to generate earnings in the future, and have been depreciated over three years counted as from their initial economic use.

- Allowances:

  a) Doubtful accounts: to offset and make trade receivables adequate on an individual analysis basis of those presenting uncollectibility rates.

  b) Impairment in value: calculated on the basis of the recoverable value of deteriorated, obsolete or slow-moving items.

- Shareholders' equity accounts:

  Restated through February 28, 2003, in accordance with the method described in point (a) of this note, except for the "Capital stock – Face value" account, which was booked at original value. The adjustment resulting from the restatement as of August 31, 1995, and February 28, 2003, is disclosed in the "Capital stock adjustment" account.

- Statement-of-income accounts

  Income (loss) from long-term investments was calculated by the equity method using the Company's interest percentage on the subsidiary's income (loss) for the same period deducting intercompany gains (losses). In addition, this account includes the adjustments necessary to make the valuation methods of the abovementioned company consistent with those of the subsidiary.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

Financial income (expense) and holding gains (losses) include both foreign exchange differences, as well as gain (loss) from inventory holdings, interest, and gains (losses) from exposure to inflation.

Imputed financial components included in income-statement accounts were segregated.

- Income tax – Tax on minimum presumed income (TOMPI)

a) Status of Mirgor S.A.

During the current period, the Company did not accrue income tax since taxable income resulted in a NOL under current regulations.

Income tax is booked following the liabilities deferred tax method for all the temporary differences existing as of the balance sheet date between assets and liabilities tax bases and their amounts booked in these financial statements, as set forth under FACPCE Technical Resolution No. 17.

Deferred income tax assets are recognized whenever there are differences that reduced future taxes and accumulated prior-year NOLs that have not been used, to the extent that there could be taxable income available to be offset against them. The book value of deferred income tax assets is reviewed upon preparing the financial statements and it is reduced to the extent that there was no possibility of sufficient taxable income that could be fully or partially offset against deferred income tax assets.

Based on the enforcement entity's regulations, deferred income tax assets and liabilities have been valued at nominal value and quantified at the rates expected to be applied to the period in which assets are realized and liabilities are settled considering the regulations enacted as of the date of the financial statements, and they are disclosed in noncurrent liabilities or assets, as the case may be.

Figures stated in Argentine pesos – See Note 1(a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

The professional accounting standards approved by the CPCECABA set forth that deferred taxes receivable and payable should be valued at their discounted value using market rates effective at end of the period or fiscal year. The effect of such discounting, taking into account the considerations of the following paragraph, on the shareholders' equity as of March 31, 2004, and the income (loss) for the period then ended has not been significant in relation to these financial statements.

Taking into account that the Company is carrying forward NOLs amounting to ARS 9,809,161 (out of which ARS 9,485,675 can be used until December 31, 2007, and the rest until December 31, 2009), there would be a deferred tax asset of ARS 3,433,206, which the Company has written off entirely because it considers that current market difficulties do not provide any assurance that it is likely that sufficient taxable income will be obtained to allow recovery of such asset.

For the period ended March 31, 2004, the tax on minimum presumed income (TOMPI) amount was higher than that of income tax. Accordingly, the accrual amounts to ARS 129,582, which was entered with a balancing entry in noncurrent tax credits.

The tax on minimum presumed income is supplementary to income tax in that, whereas the latter is charged on taxable income for the year, tax on minimum presumed income is the floor tax that is levied on the potential income generated by certain productive assets and is calculated at the rate of 1% of the taxable assets, and in such way that the tax the Company is required to pay in shall be the higher of these two taxes. However, if in any given tax year, tax on minimum presumed income exceeds income tax, such excess may be computed as payment on account of any excess of income tax over tax on minimum presumed income that may arise in any of the ten subsequent years.

As of March 31, 2004, the tax credit from TOMPI amounts to ARS 1,622,014, which is disclosed under the "tax credits" account in Noncurrent Assets in view of the fact that Company Management considers that it is likely to be recovered by applying it against future taxable income.

Figures stated in Argentine pesos – See Note 1.(a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

b) Status of the subsidiary ICSA

Interclima S.A. has accrued income tax since it understood that the tax adjustment for inflation set forth in Income Tax Law should be applied taking into account Argentine current macroeconomic conditions.

The Company prepared and filed the 2002 income tax return, containing such adjustment, by which NOLs amounting to about ARS 5,200,000 were determined.

Had the tax-purposes adjustment-for-inflation not been made, the Company would have determined income tax amounting to about ARS 384,342 (after computing prior-year NOLs) and ARS 854,892 for fiscal year 2003 and of ARS 195,629 for the period ended March 31, 2004.

Interclima S.A. filed a legal remedy to obtain judicial protection since it understands that due to the high inflation that affected fiscal year 2002, section 39 of Law No. 24,073 dated 1992 should be abrogated. This section established an index applicable to the tax adjustment for inflation amounting to 1.00 (one) and suspended the application of such adjustment on taxable income in practice, as it had been regulated within an economic context that differed completely from fiscal year's 2002. Consequently, these liabilities (ARS 1,434,863) have not been booked in the financial statements as of March 31, 2004, however, since fiscal year 2003 the company has considered such contingency for the evaluation of the investment. Such decreased value as of the beginning of fiscal year 2003 (ARS 384,342) was considered an Adjustment to Prior-Year Income (see Note 14).

On July 17, 2003, the court hearing the case granted the precautionary measure requested by the company and ordering the Federal Company to refrain from commencing any administrative or legal proceeding or from filing any claim or making any request, as well as from applying any penalty based on the alleged prohibition to apply the adjustment for inflation.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1.(a)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES - Continued

- Statement of cash-flows

  Under FACPCE Technical Resolutions No. 8 and 9, the statement of cash flows is included as an individual statement. The Company prepared such statement following the indirect methods on the basis of net income (loss) adding or subtracting, as the case may be, the accounts involved in the assessment thereof but not affecting the cash and changes in assets and liabilities as well as the net cash flow "provided by" or "used in" "investment" and "financing" activities. The Company has considered "Cash" to be formed by cash plus readily convertible investments (original placements of less than three months).

NOTE 2 – MAIN ACCOUNT BREAKDOWN

	03/31/04	**12/31/03**
CURRENT ASSETS		
Cash		
On hand and imprest fund in Argentine currency	21,051	36,532
On hand in foreign currency	325,602	105,476
In banks in Argentine currency	2,249,361	4,360,105
In banks in foreign currency	5,824,883	9,172,724
	8,420,897	13,674,837
Short-term investments		
Savings account and other in foreign currency		
Savings account and in Argentine currency and other	1,547	1,547
	1,547	1,547
Trade receivables		
	17,027,547	14,913,725
Trade receivables	101,339	-
Allowance for doubtful accounts	(85,177)	(85,177)
	17,043,709	14,828,548
Taxes receivable		
VAT credit	205,069	110,166
Other	-	-
	205,069	110,166

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 2 – MAIN ACCOUNT BREAKDOWN - Continued

	03/31/04	**12/31/03**
Other receivables		
Notes receivables	727,560	749,597
Interest to be accrued	(92,303)	(95,109)
Other	580,394	611,517
	1,215,651	1,266,005
Inventories		
Manufactured products	11,725,990	10,420,164
Raw material	23,860,375	22,064,611
Raw material in transit	8,409,009	7,110,837
Stock at end of period	43,995,374	39,595,612
Prepayments to vendors in Argentine currency	595,517	366,500
Prepayments to vendors in foreign currency	1,306,945	1,950,354
Allowance for impairment in value	(7,117,521)	(7,491,316)
	38,780,315	34,421,150
NONCURRENT ASSETS		
Taxes receivable		
Compulsory savings	7,821	7,821
VAT credit	93,481	93,481
Minimum presumed income tax	1,622,014	1,503,330
Promotional benefits receivable – Note 4(c)	918,300	779,973
Other	120,832	110,997
	2,762,448	2,495,602
Other receivables		
Reimbursements in Argentine currency receivable – Note 4	919,770	919,770
Notes receivable	1,212,600	1,426,633
Interest to be accrued	(153,838)	(181,012)
	1,978,532	2,165,391
CURRENT LIABILITIES		
Payables		
Trade payables		
In local currency	7,023,242	6,762,362
In foreign currency	13,293,833	11,550,760
	20,317,075	18,313,122

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 2 – MAIN ACCOUNT BREAKDOWN – Continued

	03/31/04	12/31/03
Salaries, payroll and other taxes		
Employee benefits	407,309	662,491
Taxes payable	1,034,494	966,161
	1,441,803	1,628,652
Loans		
Financial loans in local currency	5,825,551	2,216,748
Financial loans in foreign currency	2,968,507	3,351,894
	8,794,058	5,568,642
Customer prepayments		
In local currency	-	1,798,553
In foreign currency	4,077,883	2,251,990
	4,077,883	4,050,543
Other payables		
Companies under Section 33, Law No. 19,550 (subsidiaries and affiliates) – Note 7	1,422,257	1,167,343
Other	221,316	230,389
	1,643,573	1,397,732
NONCURRENT LIABILITIES		
Loans		
Financial loans in local currency	2,001,802	2,782,244
Financial loans in foreign currency	4,919,200	6,867,900
	6,921,002	9,650,144
Other payables		
Companies under Section 33, Law No. 19,550 (subsidiaries and affiliates) – Note 7	3,000,000	3,000,000
	3,000,000	3,000,000

	03/31/04	03/31/03
OTHER EXPENSE / INCOME		
Inventory difference	-	(890,743)
Other	294,432	55,360
	294,432	(835,383)

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 3 – CAPITAL STRUCTURE – SHAREHOLDERS' EQUITY

a) Capital structure

As provided for in the amendments to the Company's articles of incorporation approved by the Special Shareholders Meeting held May 27, 1994, the Company's capital stock was increased from 3.20 to 2,000,000.
The capital stock is represented by 20,000,000, registered, subscribed, paid-in, book-entry shares of common stock, face value 0.10.

The Company's shares were converted into three classes as detailed below:

Class	
A	Entitled to three (3) votes each
B	Entitled to three (3) votes each
C	Entitled to one (1) votes each

Class A, B, and C shares are entitled to the same dividend collection rights.

The capital stock structure as of March 31, 2004, December 31, 2003, and March 31, 2003, was:

Class	Number
A	5,200,000
B	5,200,000
C	9,600,000
TOTAL	20,000,000

b) Other reserves - For future dividends

This account includes the decisions made by the Shareholders' Meetings held May 24, 1995, May 22, 1998, and April 29, 1999, approving the setting of reserves for future dividends in the amounts of 18,784,406, 7,693,924, and 8,353,403, respectively. The Board of Directors would thus be free to allocate such amounts to cash dividend payments, as deemed appropriate. On July 14, 1995, May 12, 1998, December 13, 1999, July 18, 2000, and December 15, 2002, the Board of Directors approved the payment of 9,368,077; 9,342,622; 3,846,962; 4,176,701; and 4,176,701, respectively.

Figures stated in Argentine pesos – See Note 1(a)

NOTE 4 – TAX SYSTEM

Due to the goods and operations carried out in the Province of Tierra del Fuego the Company has been included in the following systems:

- Industrial promotion system under Law No. 19,640 of 1972 to operate in the Province of Tierra del Fuego. In this sense, the Company is entitled to certain tax and customs benefits through 2013. Such benefits include:

  a) Income tax: The Federal Executive issued Decree No. 1,395/94 whereby, as from September 1, 1994, 85% (see effect of Presidential Decree No. 615/97) of the price paid by customers out of the earnings related to the Province of Tierra del Fuego would be income-tax exempt (whose rate is 35%).

  b) Value-added tax (VAT): as from April 1995, the Company's sales would be subject to 21% VAT to be charged to the customers of Mirgor S.A.C.I.F.I.A.

  Presidential Decree No. 1,395/94 provided that presumed VAT credits computable as from September 1, 1994, would be equivalent to the amount resulting from applying the VAT rate on 61.11% (see effect of Presidential Decree No. 615/97) of the net sales price to customers. Therefore, the tax obligation shrank by 8% thereof as from April 1995.

  c) Under Law No. 23,697, the Federal Government suspended the tax benefits during 1989 and 1990. Thus, the Company made payments on account of capital tax and VAT which, under such law, would be reimbursed to the Company through negotiable tax credit certificates.

  DGI (Argentine tax bureau) General Resolution No. 3,838/94 provided for the procedure to obtain the tax credit certificates mentioned above. The Company booked such credits in the amount of 1,511,787.90 based on the difference of the amount originally booked and that requested on July 27, 1995, under the valuation methods disclosed in the resolution.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 4 – TAX SYSTEM – Continued

On September 17, 1996, the DGI issued an opinion recognizing a larger amount in favor of the Company (2,194,141.37) (un-restated historical value) as a result of the adjustment rate for the prior month used by the Company in the original filing. In addition, the Company booked a 148,853.37 (un-restated historical value) credit related to the reimbursement of VAT – Vendors to be requested under the VAT on exports recovery system.

Considering that, on May 2, 1996, the Ministry of Economy issued Resolution No. 580/96 and that the credits are previous to April 1, 1991, the Company decided to book the recognized credit at the listed price effective as of each period-end of BOCONS (Debt Consolidation Bonds) issued under Law No. 23,982, as supplemented, which amounted to ARS 918,300 as of March 31, 2004, and to ARS 779,973, as of March 31, 2003.

On May 19, 1997, the DGI provisionally recognized the amount indicated above.

d) Customs duties (amounting to about 15% for the Company) and the statistical rate (equivalent to 3%) of all imported inputs used for operation in Tierra del Fuego which, under the benefits granted by Law No. 19,640, are not paid by the Company.

e) The amounts saved by the Company considering the items mentioned in points (b) and (d) are:

	Years ended	
	March 31, 2004	March 31, 2003
V.A.T.	5,070,788	2,183,344
Customs duties and statistical rate (approximate amounts)	3,608,727	1,948,229

Although the Tierra del Fuego location provides the Company with certain promotional benefits, as described above, such situation means incurring increased costs such as: salaries, communications, freight, leases and trips, among others.

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 4 – TAX SYSTEM – Continued

Presidential Decree No. 615/97 dated July 7, 1997, amending Presidential Decree No. 1,395/94 reinstated certain tax benefits granted under Industrial Promotion Law. Based on such decree, the presumed VAT credit computable as from August 1, 1997, is equivalent to the amount resulting from applying the VAT rate (effective at the time of sale) on the net sale price to the customer. In addition, the income tax method was amended as well since the sales carried out from the Province of Tierra del Fuego to the Argentine continental territory are 100% income-tax exempt, as provided for in Law No. 19,640, Section 4(a).

Considering the benefits deriving from this note, the Company does not need to meet additional requirements, except for performing the related activities in Tierra del Fuego.

As regards the rebates to be collected in Argentine currency on account of exports from the mainland to the Tierra del Fuego island, owing to delays in payment by the Federal Government, the Company filed a series of requests with the Customs Authority (Promotional Systems Section) to collect such amounts. As of the date of issuance of these financial statements, although unfavorable administrative resolutions were issued, the Company's legal counsel understands that the transactions carried out by virtue of Law No. 19,640 and, therefore, the collection of rebates set forth by regulations is applicable. Such unfavorable resolutions were challenged; thus, the proceedings are in the Customs Legal and Technical Department in order to issue an opinion thereon.

- Competitiveness: established by Presidential Decree No. 730/01 to improve competitiveness and foster employment in Argentina. The main benefits established by the companies adhering to such system are:

  a) Full corporate indebtedness tax exemption;
  b) Full TOMPI exemption;
  c) Computation as VAT credit of the amounts paid on account of employer contributions to the SUSS (Single Social Security System).

  The benefits mentioned in (a) became effective as from August 31, 2001; those in (b) and (c) became effective as from July 1, 2001. In the case of (a) and (b), the benefits remained in effect through June 30, 2003, while those under (c) ended on November 30, 2001.

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MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2004 - Continued
Figures stated in Argentine pesos – See Note 1(a)

NOTE 5 – MAJOR CUSTOMERS AND LICENSE AGREEMENTS

For the years ended March 31, 2004, and 2003, the Company's sales to its most important customers were:

	31/03/2004	31/03/2003
Volkswagen Argentina S.A.	35%	58%
General Motor Argentina	32%	11%
Renault Argentina S.A.	19%	16%
Mercedes Benz	8%	7%
Peugeot Citroen Argentina S.A.	4%	4%

A significant portion of the Company's products are carried out under license agreements executed with Valeo Thermique Habitacle.

NOTE 6 – PARENT COMPANY

Parent Company: Il Tevere S.A.
Registered office: Paseo Colón 221, Piso 2 – Buenos Aires
Main business: holding company
Voting rights: 76.47%
Shareholdings: 52%

On July 15, 1996, the transfer of 40% of Il Tevere S.A.'s shares in favor of Valeo Climatisation, indirect shareholders of 20.8% of the capital stock and 30.59% of the voting rights of MIRGOR S.A.C.I.F.I.A. On March 6, 1998, 10% of the shares of Il Tevere S.A. was transferred to Valeo Climatisation; thus the interest in MIRGOR S.A.C.I.F.I.A. was increased to 26%.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 7 – RELATED-PARTY INFORMATION

As of March 31, 2004, and over the three-month period then ended, the receivables from, payables to and transactions entered into with related companies, were as follows:

	Transactions		Balances		
				Other payables	
Company	Transaction type	Amount	Trade payables	Current	No current
Related companies	Merchandise Importation	645,308	347,117	-	-
Valeo Sistemas Automotivos Ltd.	Merchandise Importation	197,024	259,044	-	-
Valeo Autoklimatizace S.R.O.	Merchandise Importation	35,287	(5,313)	-	-
Valeo Climatización S.A. (Euro)	Merchandise Importation	24,769	22,478	-	-
Valeo Klimasysteme GMBH	Merchandise Importation	166,409	132,818	-	-
Valeo Componentes Automóviles	Merchandise Importation	203,786	124,602	-	-
Valeo Sistemas Automotivos	Merchandise Importation	126,413	208,827	-	-
Valeo Climate Control Mexico	Merchandise Importation	76,399	80,383	-	-
Valeo Autosystemiy SP Z.O.O.	Merchandise Importation	337,432	124,478	-	-
Valeo Vymeniky Tepla S.R.O.	Merchandise Importation	178,907	111,841	-	-
Valeo Securite Habitacle	Merchandise Importation	117,266	118,797	-	-
Valeo Thermique Francia	Services received	98,977	-	-	-
Valeo Thermique Moteur	Merchandise Importation	944,168	595,333	-	-
Valeo Zaragoza	Merchandise Importation	1,150,056	605,240	-	-
VCC Up Echangeurs	Merchandise Importation	748,100	471,512	-	-
Subsidiary	Royalties	226,622	-	226,622	-
Interclima S.A.	Merchandise purchased	2,338,415	-	-	-
Interclima S.A.	Other services	300,000	-	-	-
Interclima S.A.	Financing Transactions	254,914	-	1,422,257	3,000,000

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 8 – INCOME TAX WITHHOLDING ON DIVIDENDS

When dividends are paid in excess of taxable income as provided for in Income Tax Law, a single and definitive 35% amount shall be withheld. Based on the unnumbered section subsequent to Section 69 of Income Tax Law, the Company need not withhold any amount on such account.

NOTE 9 – STAMPED AND SEALED BOOKS

The books which were stamped and sealed after the related transactions are:

Journal No.	Stamped and sealed	Period transactions
41	May 6, 2003	01/01/03 to 02/28/03
42	July 1, 2003	02/28/03 to 04/14/03
43	July 1, 2003	04/14/03 to 05/30/03
44	July 23, 2003	05/30/03 to 07/22/03
45	July 23, 2003	07/22/03 to 09/02/03
46	September 22, 2003	09/02/03 to 10/09/03
47	September 22, 2003	10/09/03 to 11/22/03
48	December 22, 2003	11/22/03 to 12/31/03

NOTE 10 – RECENT SIGNIFICANT ECONOMIC EVENTS

Since early December 2001, Argentine authorities implemented a number of monetary and foreign exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade and other authorized transactions, which in some cases are subject to the approval from the BCRA (Central Bank of Argentina). Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Public Emergency and Foreign Exchange System Reform Law No. 25,561, which introduced dramatic changes to the economic model implemented until that date and that amended Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the medium term.

NOTE 10 – RECENT SIGNIFICANT ECONOMIC EVENTS - Continued

Presidential Decree No. 71/2002 and BCRA Communiqué "A" 3,425, as amended, established an "official" foreign exchange system, mainly for exports, certain imports, and bank debts, and a "freely-floating" foreign exchange market for the rest of the transactions. The "official" exchange rate was fixed at ARS 1.4 to USD 1, and the "freely-floating" exchange rate as of the closing of business of the first day the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), ranged from ARS 1.60 to ARS 1.70 to USD 1 (selling rate).

Other regulations were issued subsequently, which further amended the new regulations then in effect, such as: consolidation of exchange markets into a "free" market; de-dollarization of U.S. dollar-denominated deposits with Argentine financial institutions at the ARS 1.40-to-USD 1 exchange rate, and of all U.S. dollar-denominated obligations assumed as of January 6, 2002, in Argentina at the ARS 1-to-USD 1 exchange rate; de-dollarization of utility rates which were formerly agreed upon in US dollars, and subsequent renegotiation thereof on a case-by-case basis; prior authorization from the B.C.R.A. to transfer funds abroad to service the principal and interest of financial loans; suspension of unjustified dismissals, to expire in early 2003; and suspension of dissolution causes due to loss of capital stock and mandatory reduction thereof provided by Argentine Business Associations Law.

Taking into account the above considerations, the Company and its subsidiary carry tax credits, reimbursements receivable and other receivables from the Government amounting to ARS 8.2 million, disclosed in noncurrent assets, the future recoverability of which depends both on the Government's possibilities of lifting its declaration of default and generating sufficient fiscal revenues, which are affected by the Argentine market uncertainty in general; furthermore, the Company currently lacks elements of judgment to determine when and how such receivables would be collected.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2004 AND - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 11 – BANK LOANS – RESTRICTION ON EARNINGS ALLOCATION

The Company has received loans as follows: from Citibank N.A. amounting to USD 330,000, with an 11-month term and accruing interest at 30-day LIBOR plus a 6% spread p.a.; from Banco Francés BBVA for an amount of USD 90,000 accruing interest at 30-day LIBOR plus 500 b.p. ; and from BNP bank in the amounts of USD 2,280,000 and ARS 1,998,500, repayable in three annual installments and eleven quarterly installments, respectively, accruing interest at 180-day LIBOR plus 6% and "Baibor" (Buenos Aires preferential rate) plus 4%.

These loans taken by the Company imply that it should meet certain terms and conditions, especially those related to meeting certain ratios in its quarterly financial statements, especially those aimed at measuring the liabilities-to-interest-paid ratio, as well as those related to keeping limits on the Company's indebtedness, which should not exceed USD 25 million, as stipulated in the case of the loan from Citibank N.A. Additionally, the Company agreed not to distribute dividends during the term of the loan and not to make annual repayments to the BNP exceeding 25% of the Company's total payable to such bank upon the restructuring. Additionally, the Company has assumed certain commitments normal in this kind of restructuring.

NOTE 12 – INCOME TAX

The applicable income tax rate has not varied in the period under analysis.

The reconciliation between income tax expenses charged to income generated by operating activities before income tax at the statutory rate and the income tax expense at the actual income tax rate for the period ended March 31, 2004, was as follows:

	$
Operating loss before income tax	361,199
Permanent differences	
- Gain (loss) from investments in other companies	(315,283)
- Gain from special customs activities in Tierra del Fuego	(761,800)
- Other permanent differences	503,330
Taxable income (loss)	(212,554)
Result of applying the effective income tax rate	74,394
Changes in temporary differences	
Allowance for impairment in value	(33,875)
Deferred foreign exchange differences	12,345
Subtotal	52,864
Unrecoverability allowance	(52,864)
Book charge for Income Tax	-

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 12 – INCOME TAX - Continued

The temporary differences changed as follows:

DEFERRED ASSET AS OF 12.31.03	545,562
Changes in temporary differences	(21,880)
DEFERRED ASSET AS OF 03.31.04	523,682
Impairment in value	(523,682)
Current deferred assets	-

The deferred asset at year-end comprises the following items:

Allowance for impairment in value of Inventories	651,680
Allowance for uncollectible accounts	7,799
Capitalizable exchange differences	(135,797)
	523,682

NOTE 13 – EARNINGS PER SHARE

Earnings per share (basic and diluted) are calculated by dividing the net income (loss) for the period related to common shares by the weighted average cost of outstanding common shares during the same period. No transactions involving common shares or possible common shares have been performed as from the information issuance date until the conclusion of these financial statements.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR S.A.C.I.F.I.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2004 - Continued

Figures stated in Argentine pesos – See Note 1(a)

NOTE 14 – CHANGES IN PRIOR-YEAR INCOME (LOSS)

For fiscal year 2003, as a result of applying new accounting standards effective as from January 1, 2003, as indicated in note 1(b), the Company booked such impact on accumulated income (loss) as from December 31, 2002.

The total loss amounted to ARS 1,928,327, which is mostly related to the valuation of receivables and payables at the net present value of the amount receivable or payable, as the case may be, and with the recognition of payables to vendors. ARS 384,214 should be added to that amount due to the adjustment mentioned in note 1(b) (Long-term investments – Equity interests in other companies – Income tax).

NOTE 15 – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.